Exhibit 99.1

FOURTH QUARTER AND YEAR-END REPORT 2014

Barrick Reports Fourth Quarter and Full Year 2014 Results

—	Barrick is a senior gold producer focused on growing free cash flow through disciplined capital allocation and operational excellence.

—	The company produced 6.25 million ounces of gold at all-in sustaining costs (AISC)[1] of $864 per ounce in 2014, generating $2.30 billion in operating cash flow.

—	In 2015, we intend to reduce our net debt by at least $3 billion to begin restoring our balance sheet to a position of strength.

—

Barrick’s return to a lean, decentralized operating model is eliminating bureaucracy and management layers. These initiatives are freeing up country and mine managers to be business owners with a focus on driving greater free cash flow.

—

Production guidance for 2015 is 6.2-6.6 million ounces of gold at all-in sustaining costs of $860-$895 per ounce. The company expects to generate positive free cash flow this year at current gold prices.

—	Annual gold production from our current portfolio is expected to exceed six million ounces in 2016 and 2017, with all-in sustaining costs lower than this year by 2017.

—	This year Barrick will complete four prefeasibility studies, advancing growth projects near existing mines in Nevada.

—	Innovation success reflected by the ramp-up of our proprietary cyanide-free processing technology at Goldstrike, accelerating cash flow from about four million stockpiled ounces of gold.

TORONTO, February 18, 2015 – Barrick Gold Corporation (NYSE: ABX, TSX: ABX) (Barrick or the company) today reported a fourth quarter net loss of $2.85 billion ($2.45 per share), reflecting the impact of $2.8 billion in after-tax impairment charges, primarily related to the Lumwana mine ($930 million) and the Cerro Casale project ($778 million). Fourth quarter adjusted net earnings2 were $174 million ($0.15 per share) and operating cash flow was $371 million.

For the full year 2014, Barrick recorded a net loss of $2.91 billion ($2.50 per share), reflecting the impact of $3.4 billion in after-tax impairment charges. Adjusted net earnings for 2014 were $793 million ($0.68 per share) and operating cash flow was $2.30 billion.

TAKING BARRICK ‘BACK TO THE FUTURE’

Barrick became the world’s leading gold company by pursuing its founding purpose: the generation of wealth for its owners, employees, and the communities with which it partners. Those who founded

1 All-in sustaining costs per ounce is a non-GAAP financial performance measure. The company believes that all-in sustaining costs more fully defines the total costs associated with the production of gold. See pages 81-91 of Barrick’s Fourth Quarter and Year-End 2014 Report.

2 Adjusted net earnings is a non-GAAP financial performance measure. The company believes that, in addition to conventional measures prepared in accordance with GAAP, the company and certain investors use this information to evaluate company performance. See pages 81-91 of Barrick’s Fourth Quarter and Year-End 2014 Report.

BARRICK FOURTH QUARTER AND YEAR-END 2014	1	PRESS RELEASE

and first led the company were committed to a culture of partnership and the values underpinning such a culture: trust, transparency, shared responsibility and accountability, and a sense of emotional and financial ownership.

That culture also nurtured a powerful operating model. In its early years, Barrick was lean and nimble, with minimal bureaucracy. A small head office managed the company with a balance of entrepreneurialism and prudence, focusing on only a few core activities: defining and implementing strategy, allocating human and financial capital, and fulfilling the obligations required of a public company. Leaders at the operational level had greater autonomy, responsibility, and accountability, functioning as business owners. Free from bureaucracy and middle management, they focused on maximizing free cash flow, and the head office focused on allocating that cash flow to maximize shareholder returns.

Over the last year, Barrick has been returning to this partnership culture and the operating model that made it so successful. We have cut our head office by close to half and eliminated all management layers between Toronto and the mines. What remains are shared service centers in the field that provide support directly to our mines and projects, with costs charged directly to the relevant operation.

Along with managing financial capital, managing our talent is a central responsibility of Barrick’s leaders. Attracting, retaining and developing exceptional people is a fundamental component of our partnership culture. In 2014, Darian Rich was promoted to the role of Executive Vice President, Talent Management, elevating this critical function. Over the last six months we attracted 12 new leaders to Barrick who personify the company’s original values and bring vital skills and experience that support our business objectives, such as strengthening the balance sheet, fixing Pascua-Lama, improving efficiency and productivity and building partnerships in China and beyond. This group includes people such as Kevin Thomson (SEVP, Strategic Matters), Shaun Usmar (SEVP & CFO), Sergio Fuentes (Executive Project Director, Pascua-Lama) and Melanie Miller (VP, Supply Chain) to name just a few. We have also promoted top internal talent across the organization to challenging new roles that will strengthen their capabilities. This includes Rich Haddock (SVP & General Counsel), a lawyer who intimately understands all facets of our business, and Calvin Pon (SVP, Finance & Tax) one of the brightest analytical minds in the industry.

Going “back to the future” demands that our leaders be owners. Accordingly, we have extended our innovative partnership plan to 35 leaders across the business. Each year, these leaders will be graded on their collective performance, as measured against a transparent long-term scorecard disclosed to shareholders in advance. A significant portion of their total compensation, if earned, will be long-term in nature, awarded in units that convert into Barrick common shares which cannot be sold until an individual retires or leaves the company. A smaller proportion of total compensation, if earned, will be in the form of annual bonuses, determined for each individual based on a personal scorecard tailored to the individual’s specific responsibilities. This plan increases financial and emotional ownership among our senior leaders, and will deepen to include new partners over time.

Our approach to capital allocation ensures that all new investments align with our strategic focus and contribute to maximizing free cash flow in pursuit of industry-leading returns.

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Investments in new projects will compete with share buybacks and acquisitions, along with our objective of paying a dividend to our owners. We expect our portfolio to deliver a 10-15 percent return on invested capital through the metal price cycle and, as such, individual projects are assessed against a hurdle rate of 15 percent. We will defer, cancel or sell projects that cannot achieve this target. We will also apply more rigor in monitoring execution to ensure that we meet our cost and schedule commitments. And we will conduct post-investment reviews to evaluate how we have lived up to our original investment promises, using what we learn to improve execution on future projects.

A portion of our capital budget is re-invested in existing mines to sustain or expand them. That capital is not spread evenly across the portfolio and our operations must compete for it. We will focus our investments at mines that meet our overall expectations for returns on invested capital. Assets that are unable to meet our capital allocation objectives over time will be sold.

RESTORING A STRONG BALANCE SHEET

For many years, Barrick had the only A-rated balance sheet in the gold industry. Prudent financial management was a bedrock principle of the company. Our current level of debt is inconsistent with that principle, and that inconsistency is reflected in the company’s share price. As we return to our original values, no priority is more important than restoring a strong balance sheet.

We intend to reduce our net debt by at least $3 billion by the end of 2015. The company has a number of options to achieve this target, and we will take only those actions that make sense for the business, on terms we consider most favorable to our shareholders. Our debt reduction strategy includes the following levers:

—	Maximizing free cash flow by implementing a leaner, decentralized operating model that reflects Barrick’s original culture; with more efficient capital spending, reduced general and administrative costs, and profitable growth;

—	Disciplined non-core asset sales, beginning with a process to sell the Porgera Joint Venture and Cowal mine;

—	Joint ventures and strategic partnerships if and where they make sense.

Our strong liquidity means the company can tackle its debt in a disciplined manner. We have less than $1 billion in debt due over the next three years, a $4 billion undrawn credit facility, and $2.7 billion in cash at the end of 2014.

MAXIMIZING FREE CASH FLOW

A return to the lean, decentralized operating model that underpinned Barrick’s early success is freeing up our country and mine managers to focus on maximizing free cash flow across the business.

As part of this transformation, we expect to realize $30 million in savings from reduced general and administrative expenditures and overhead costs in 2015. These savings are projected to reach

BARRICK FOURTH QUARTER AND YEAR-END 2014	3	PRESS RELEASE

$70 million on an annualized basis in 2016. And we expect more to follow, as our leaders focus on maximizing cash flow without the constraints of bureaucracy and unnecessary management layers.

We are reducing the size of our head office by close to half, from 260 positions in 2014 to 140 positions in 2015. As a result, our corporate administration expense is expected to be about $145 million this year, and even lower in 2016.

We are now reporting G&A with clarity and transparency. We have eliminated all management layers between the head office and our operations; what remains are shared service centers that provide support directly to our mines and projects. These costs will no longer be reported as G&A. They will be charged directly to the mines and projects that use the services, and will be reflected in operating costs, as they should be. Services that are not required will be eliminated, driving further cost savings.

G&A costs at Barrick will now include head office administration, stock-based compensation and administration expense from Acacia Mining Plc.

For a full description of G&A expenses, please read page 34 of the Management Discussion and Analysis.

In addition, we are taking steps to improve the efficiency of our procurement and supply chain practices, freeing up working capital by reducing inventories. We also expect to generate additional free cash flow over the next 12 months through better integration of mine site maintenance programs and our global procurement and logistics system.

Innovation also plays a key role in improving efficiency and unlocking the cash-generating potential of our assets. We see this in action at Goldstrike, where a revolutionary new cyanide-free processing technology developed in-house at Barrick is allowing us to accelerate cash flow from about four million stockpiled ounces of gold (see page 11 for more details). Our in-house research and development team has also developed a patented flotation technology capable of utilizing sea water, reducing demand on scarce fresh water resources. We will continue to develop industry-leading processing technologies, while expanding our focus to include more efficient ways to use water and power at our operations.

BEST ASSETS AND REGIONS

Barrick’s five cornerstone mines in the Americas are expected to account for 60 percent of our production in 2015 at average all-in sustaining costs of $725-$775 per ounce. At two grams per tonne, these mines have an average reserve grade more than double that of our peer group average3. They are among the most attractive assets in the entire gold industry, generating strong free cash flow even in today’s gold price environment, while offering exceptional leverage to higher gold prices.

We maintain a strong competitive advantage in Nevada and the Andean region, underpinned by proven operating experience, a critical mass of infrastructure, technical and exploration expertise, and established partnerships with host governments and communities. We believe these regions provide the best opportunities to generate returns for shareholders, and we will therefore give them

3 Comparison based on the average overall reserve grade for Goldcorp Inc., Kinross Gold Corporation, Newmont Mining Corporation and Newcrest Mining Limited as reported in each of the Kinross and Newcrest reserve reports as of December 31, 2014, and as reported in each of the Goldcorp and Newmont reserve reports as of December 31, 2013.

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the majority of our focus. Divestments outside of the Americas, including the Porgera Joint Venture and the Cowal mine, will further center the company’s portfolio on its strongest assets.

Two-thirds of our 2015 exploration budget of $220-$2604 million is focused on high-quality, brownfield projects, with the remainder targeted at emerging discoveries that have the potential to become profitable mines. Approximately 85 percent of the total exploration budget is allocated to the Americas and about half of the budget will be directed to Nevada.

GROWTH IN THE AMERICAS

This year, Barrick is advancing growth opportunities at or near existing operations in Nevada, with four prefeasibility studies on track for completion in 20155.

We also have within our portfolio a number of the world’s largest undeveloped gold deposits, including Pascua-Lama, Donlin Gold and Cerro Casale. These projects offer leverage to higher gold prices, with more than 37 million ounces of gold in reserves (100 percent basis) and more than 48 million ounces of gold in measured and indicated resources (100 percent basis). They provide the company with a platform for long-term growth in a higher gold price environment. In the meantime, we will work to optimize the economics of these projects, spending the minimum required to maintain them as development options within our portfolio. As with all our investments, we will only proceed with construction if these projects meet our capital allocation objectives, including our target hurdle rate of 15 percent, with a robust execution plan to ensure execution on budget and on schedule.

Goldrush – Major new discovery near existing infrastructure

The Goldrush project, located six kilometers from the Cortez mine, is one of the largest gold discoveries of the last decade. Measured and indicated resources stood at 10.6 million ounces and inferred resources were 4.9 million ounces at the end of 2014. The prefeasibility study remains on schedule for completion in mid-2015. Infill drilling in 2014 continued to demonstrate high grade continuity and led to resource upgrades, with nearly 70 percent of the overall resource now in the measured and indicated category. A permit application for twin exploration declines that will allow the company to better explore the northern limits of the known deposit was submitted in the second quarter of 2014.

Turquoise Ridge – A core mine in the making

The Turquoise Ridge mine contains 4.5 million ounces in reserves (75 percent basis) at an average grade of 16.9 grams per tonne — the highest reserve grade in the company’s operating portfolio and among the highest in the entire gold industry. Turquoise Ridge has considerable untapped potential and could become a core operation for Barrick. The company is advancing a project to develop an additional shaft, which could bring forward more than one million ounces of production, roughly doubling output to an average of 500,000 ounces per year (100 percent basis) at all-in sustaining

4 Approximately 15 percent is expected to be capitalized.

5 Complete mineral reserve and mineral resource data for each of these projects and all other mines and projects referenced in this news release, including tonnes, grades and ounces, can be found on pages 93-98 of Barrick’s Fourth Quarter and Year-End 2014 Report.

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costs of about $625-$675 per ounce6. The prefeasibility study was completed in January 2015 and key permits are expected in the third quarter. Pending approval by the joint venture partners, construction could commence in the fourth quarter of 2015, with initial production beginning in 2019. Preliminary estimates indicate capital expenditures of approximately $300-$325 million (100 percent basis) for additional underground development and shaft construction, and an attractive payback period of roughly two and a half years using a gold price assumption of $1,300 per ounce.

Drilling at the northern extension of the deposit confirms the ore body is larger than previously known, at higher grades. Due to the substantial thickness of the mineralization, our engineering team is also looking at the economics of introducing bulk underground mining in some parts of the ore body. Advanced ground support technology and improved reinforcement techniques have also mitigated ground stability issues that challenged previous mining operations at the site.

Cortez – High-grade underground expansion

A prefeasibility study for underground mining at Cortez below currently permitted levels will be completed in late 2015. Mineralization in this zone is primarily oxide and higher grade compared to the current underground mine, which is sulfide in nature. The limits of the Lower Zone have not yet been defined, and drilling has indicated the potential for new targets at depth. The exploration drift has been extended to the south, enabling additional step-out drilling, which is anticipated to begin in June. Drill results to date include 36.6 meters at 31.5 grams per tonne and 27.4 meters at 20.9 grams per tonne, both oxide in nature, which compare favorably with the average grade of 13.8 grams per tonne in refractory ore above the 3,800 foot level7.

Spring Valley – Low capital cost, heap leach project

The Spring Valley project, 70 percent owned by Barrick and located approximately 75 miles west of Cortez, is a low capital cost, oxide heap leach project with potential to become another standalone mine in Nevada. Barrick reported an initial measured and indicated resource of 1.3 million ounces (70 percent basis) averaging 0.66 grams per tonne and an inferred resource of 0.6 million ounces (70 percent basis) averaging 0.62 grams per tonne for Spring Valley at the end of 2014. In addition, there is good potential to expand the current resource at higher gold prices. The company expects to complete a prefeasibility study in late 2015.

Pascua-Lama

Pascua-Lama has 15.4 million ounces of gold reserves and more than 674 million ounces of contained silver. The mine is expected to have low operating costs and the potential to generate significant free cash flow over a 25-year plus mine life.

6 Annual average for the first full eight years.

7 The drill results for the Cortez mine contained in this news release have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. For additional details regarding the Cortez exploration information included in this news release, please see Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

BARRICK FOURTH QUARTER AND YEAR-END 2014	6	PRESS RELEASE

The unique challenges of Pascua-Lama are well known, and we have acknowledged the issues that led to the mine’s suspension. But those are sunk costs, and the question before Barrick now is whether Pascua-Lama’s economics going forward will justify resuming development.

Pascua-Lama’s new Executive Project Director, Sergio Fuentes, reports to our Co-Presidents and comes to Barrick after nearly three decades of successfully managing the construction of complex mining projects in Chile, including high-altitude operations in the Andes. He and the team he is assembling are working hard to assess Pascua-Lama’s economics going forward. To do so, they will address the project’s outstanding legal and regulatory hurdles, and will complete a new execution plan to optimize remaining construction activities. If that plan aligns with our capital allocation objectives and demonstrates an acceptable return on invested capital of at least 15 percent, we will consider resuming development of Pascua-Lama.

In any scenario, the company must permit and construct a new water management system in Chile. We will submit our application for the new system by June, with permitting expected to take two years.

In the meantime, we are working to minimize the costs of holding the asset. In 2015, Barrick anticipates expenditures of approximately $170-$190 million for the project, including approximately $140-$150 million8 for care and maintenance, including water management system costs, and approximately $30-$40 million9 for other project costs, including those related to permit obligations in Argentina and Chile.

FINANCIAL HIGHLIGHTS

Fourth quarter 2014 adjusted net earnings were $174 million ($0.15 per share)10 compared to $406 million ($0.37 per share) in the prior year period. This reflects the impact of 257,000 fewer ounces sold in the quarter along with lower realized gold and copper prices. The net loss for the fourth quarter was $2.85 billion ($2.45 per share) compared to a net loss of $2.83 billion ($2.61 per share) in the prior year quarter. Significant adjusting items for the quarter include:

—

$2.8 billion in after-tax impairment charges, including $1.7 billion in asset impairment charges primarily related to Cerro Casale and Lumwana, and $1.1 billion in goodwill impairments, largely related to Zaldivar and Lumwana; and,

—	$138 million in unrealized losses on non-hedge derivative instruments primarily related to fuel hedge positions.

Fourth quarter operating cash flow of $371 million compares to $1.02 billion in the prior year period. The decrease in operating cash flow primarily reflects lower realized gold and copper prices, partially offset by a decrease in income tax payments and a lower net loss compared to the prior year.

8 This amount is expected to be expensed.

9 This amount is expected to be capitalized.

10 Adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standardized definition under IFRS. See pages 81-91 of Barrick’s Fourth Quarter and Year-End 2014 Report.

BARRICK FOURTH QUARTER AND YEAR-END 2014	7	PRESS RELEASE

RESERVES AND RESOURCES

Barrick calculated its 2014 reserves using a conservative gold price assumption of $1,100 per ounce, unchanged from 2013. While this is below the company’s gold price outlook and current spot prices, it reflects Barrick’s emphasis on pursuing profitable ounces. Gold reserves were 93.0 million ounces11 at the end of 2014, compared to 104.1 million ounces at the end of 2013. Approximately 65 percent of the reduction was attributable to ounces mined and processed in 2014, with the balance reflecting the divestiture of the Kanowna, Plutonic and Marigold mines, and the partial sale of Barrick’s equity interest in Acacia Mining Plc during the year.

Measured and indicated gold resources were 94.3 million ounces11 at the end of 2014, compared to 99.4 million ounces at the end of 2013. The majority of the reduction relates to a lower gold price assumption of $1,400 per ounce (compared to $1,500 per ounce for 2013), with divestitures and movements to reserves more than offset by additions in the year. Inferred gold resources were 29.3 million ounces11 at the end of 2014, compared to 31.9 million ounces at the end of 2013, primarily due to ounces upgraded to the measured and indicated category and from divestitures.

Copper reserves decreased to 9.6 billion pounds11 from 14.0 billion pounds based on a copper price assumption of $3.00 per pound (unchanged from 2013), primarily reflecting the transfer of Lumwana reserves into resources following the company’s decision to place the mine on care and maintenance. Measured and indicated copper resources decreased to 4.6 billion pounds11 compared to 6.9 billion pounds at the end of 2013 based on an unchanged copper price assumption of $3.50 per pound. Inferred copper resources were 0.1 billion pounds11 compared to 0.2 billion pounds at the end of 2013.

2015 OUTLOOK

Barrick’s 2015 AISC guidance is $860-$895 per ounce. The company’s five cornerstone mines are forecast to contribute 60 percent of overall production at AISC of $725-$775 per ounce in 2015.

Gold production guidance for 2015 is 6.2-6.6 million ounces, with higher contributions from Goldstrike, Lagunas Norte and Acacia more than offsetting lower production from Veladero and the sale of Kanowna, Plutonic and Marigold in 2014. Copper guidance of 310-340 million pounds at C1 cash costs of $1.75-$2.00 per pound primarily reflects the planned suspension of the Lumwana mine in Zambia, partially offset by higher expected production from Zaldivar.

[11]

Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown and additional detail on tonnes, grade and ounces, see pages 93-98 of Barrick’s Fourth Quarter and Year-End 2014 Report.

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Detailed 2015 operating and capital expenditure guidance is as follows:

GOLD PRODUCTION AND COSTS
	Production (millions of ounces)	AISC[12] ($ per ounce)	Cash Costs[12,13] ($ per ounce)
Cortez	0.825-0.900	760-835	560-610
Goldstrike	1.000-1.150	700-800	540-590
Pueblo Viejo (60%)	0.625-0.675	540-590	390-425
Lagunas Norte	0.600-0.650	675-725	375-425
Veladero	0.575-0.625	990-1,075	600-650
Sub-total	3.800-4.000	725-775	500-540
Porgera (95%)	0.500-0.550	1,025-1,125	775-825
Acacia (63.9%)	0.480-0.510	1,050-1,100	695-725
KCGM (50%)	0.315-0.330	915-940	775-800
Cowal	0.250-0.280	740-775	630-655
Hemlo	0.200-0.225	940-980	675-715
Turquoise Ridge (75%)	0.175-0.200	875-925	570-600
Round Mountain (50%)	0.170-0.190	1,180-1,205	875-900
Bald Mountain	0.170-0.195	1,060-1,100	560-600
Golden Sunlight	0.090-0.105	1,000-1,025	740-765
Total Gold	6.200-6.600[14]	860-895	600-640

COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	C1 cash costs[15] ($ per pound)	C3 fully allocated costs[13] ($ per pound)
Zaldivar	240-260	1.65-1.95	2.00-2.30
Lumwana	70-80[16]	1.90-2.15	3.05-3.35
Total Copper	310-340	1.75-2.00	2.30-2.60

CAPITAL EXPENDITURES
($ millions)
Mine site sustaining	1,600-1,800
Mine site expansion	150-200
Projects	150-200
Total	1,900-2,200

12 Excludes the impact of financial hedges.

13 Unchanged from the measure previously referred to as adjusted operating costs.

14 Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

15 C1 cash costs per pound and C3 fully allocated costs per pound are non-GAAP financial performance measures. See pages 81-91 of Barrick’s Fourth Quarter and

Year-End 2014 Report.

16 Lower production reflects decision to suspend operations at Lumwana following implementation of Zambia’s new royalty regime.

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Total capital expenditures in 2015 are expected to be $1.90-$2.20 billion compared to $2.18 billion in 2014. The lower forecast expenditures primarily reflect reduced expansion capital due to the commissioning of the Goldstrike thiosulfate project in the fourth quarter of 2014 and lower sustaining and development capital at Lumwana following the decision to suspend operations. Sustaining capital expenditures are forecast to increase slightly at Lagunas Norte, Cortez and Turquoise Ridge and also reflect increased stripping activities at Porgera, Veladero and Bald Mountain.

The company anticipates higher depreciation expense of $240-$260 per ounce in 2015 due to higher depreciation at Lagunas Norte, Goldstrike, Cortez and Pueblo Viejo. We expect similar increases in depreciation expense over the next two years.

The table found in the appendix at the end of this news release outlines the material assumptions used to develop the forward-looking statements in our outlook and guidance and provides an economic sensitivity analysis of those assumptions.

OPERATING HIGHLIGHTS
Gold	Fourth Quarter 2014	Full Year 2014
Production (000s of ounces)[17]	1,527	6,249
All-in sustaining costs ($ per ounce)	925	864

Copper
Production (millions of pounds)[17]	134	436
C1 cash costs ($ per pound)	1.78	1.92
TOTAL CAPITAL EXPENDITURES ($ millions)[18]	627	2,180

Cortez

The Cortez mine produced 902,000 ounces at AISC of $706 per ounce in 2014. After several years of exceptional performance with production surpassing one million ounces at low AISC, the Cortez mine is transitioning to a greater proportion of underground mining. Barrick is advancing plans to expand profitable production from the underground mine at Cortez, which is characterized by higher grades and significant resource upside. Expected production of 825,000-900,000 ounces in 2015 reflects lower open pit tonnage due to stripping requirements and a period of lower grades from the underground mine. AISC of $760-$835 per ounce in 2015 reflects lower sales and higher sustaining capital. To mitigate cost increases at Cortez, the mine is improving shift change sequencing, revamping fleet maintenance practices, improving underground capital efficiency, installing advanced process controls, and strengthening geo-metallurgical modeling.

Cortez has considerable exploration potential, particularly in the higher grade and mostly oxide Lower Zone below the 3,800 foot level which remains open at depth and to the south.

17 Barrick’s share.

18 Barrick’s share on an accrued basis, excluding capitalized interest.

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Goldstrike

Goldstrike delivered another year of outstanding results, while further solidifying its position as one of the world’s most technologically advanced gold processing centers. The mine contributed 902,000 ounces in 2014 at AISC of $854 per ounce, with the fourth quarter reflecting lower expected grades and a shutdown of the autoclave facility to complete the transition to thiosulfate processing.

First gold from the thiosulfate circuit, an innovative and proprietary technology developed by Barrick, was produced in late November. Since it was commissioned late last year, the new circuit has met our production and cost expectations. This new processing method, which does not use cyanide, will enable Goldstrike to accelerate cash flow from about four million stockpiled ounces. The new circuit is expected to process an average of 350,000-450,000 ounces annually in its first full five years. Production at Goldstrike in 2015 is expected to be 1.000-1.150 million ounces at AISC of $700-$800 per ounce including contributions from the thiosulfate leaching circuit. The mine is anticipated to continue producing at the one million ounce level for the next three years (2015-2017) at AISC below $900 per ounce.

Pueblo Viejo

Pueblo Viejo completed its ramp up in 2014, and is now the only mine in the world with annual production of more than one million ounces (100 percent basis), at AISC below $700 per ounce for the next three years (2015-2017). Our technical experts have identified opportunities to further optimize operations and increase cash flow at Pueblo Viejo. These include: increasing plant throughput by optimizing ore blending and autoclave availability and reducing costs by optimizing maintenance programs. Long-term, Pueblo Viejo has significant reserves and resources with potential to extend the life of the mine.

Barrick’s 60 percent share of production from Pueblo Viejo for the year was 665,000 ounces at AISC of $588 per ounce. Production in the fourth quarter was lower due to scheduled maintenance, which more than offset higher grades. Production in 2015 is forecast to be 625,000-675,000 ounces at AISC of $540-$590 per ounce.

Lagunas Norte

Lagunas Norte contributed 582,000 ounces at AISC of $543 per ounce in 2014. As expected, production in the fourth quarter improved due to higher grade material and a faster leach cycle from stacking ore on a new area of the leach pad. Production in 2015 is anticipated to be 600,000–650,000 ounces, also benefiting from increased leach pad efficiency. AISC of $675-$725 per ounce in 2015 reflect the start of construction on the next phase of the new leach pad and the expansion of existing waste rock storage facilities.

The company is currently evaluating a plan to extend the life of Lagunas Norte by mining the refractory ore body below the current oxide ore body.

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Veladero

The Veladero mine produced 722,000 ounces of gold in 2014 at AISC of $815 per ounce on positive grade reconciliations and a reduction in capitalized stripping costs. Production guidance of 575,000-625,000 ounces for 2015 reflects lower grades in the mine plan. AISC guidance of $990-$1,075 per ounce reflects lower production and higher capitalized stripping compared to 2014, related to development of the next phase of the Federico pit.

The company is working to realize cost savings at Veladero by improving the efficiency and effectiveness of inventory management and maintenance and improving productivity in equipment availability and utilization.

Turquoise Ridge

The Turquoise Ridge mine had a strong performance in 2014, contributing 195,000 ounces (75 percent basis) at AISC of $628 per ounce on increased throughput, higher grades and lower sustaining capital. The mine is expected to produce 175,000-200,000 ounces (75 percent basis) in 2015 at AISC of $875-$925 per ounce. As discussed on page five, Barrick is advancing a project to develop an additional shaft, which could nearly double production to 500,000 ounces (100 percent basis) per year at AISC of about $625-$675 per ounce.

Porgera

Higher recoveries and throughput from improved mill availability and a focus on reducing sustaining capital contributed to improved 2014 production and AISC of 493,000 ounces and $996 per ounce, respectively. Porgera is expected to produce 500,000-550,000 ounces in 2015, reflecting increased underground mining rates and mining from higher grade areas of the open pit. AISC of $1,025-$1,125 per ounce in 2015 reflects increased sustaining capital in line with the mine plan. The company is evaluating a number of initiatives with the potential to further reduce costs at Porgera. These include: lowering energy costs through an alternative electricity supply project and reducing the number of expatriate staff and other external spending.

Other Mines

Barrick’s other mines — consisting of Bald Mountain, Round Mountain, Ruby Hill, Golden Sunlight, Hemlo, Cowal and KCGM — contributed 1.2 million ounces at AISC of $1,011 per ounce in 2014.

Acacia Mining

Barrick’s share of full year production was 470,000 ounces, while AISC of $1,105 per ounce were at the bottom of the guidance range. Barrick’s share of 2015 production from Acacia is anticipated to be 480,000-510,000 ounces at AISC of $1,050-$1,100 per ounce.

BARRICK FOURTH QUARTER AND YEAR-END 2014	12	PRESS RELEASE

Global Copper

Copper production in 2014 was 436 million pounds at C1 cash costs of $1.92 per pound. Lower copper production for the year was primarily due to the temporary shutdown of Lumwana to repair the conveyor and fewer tons processed at Zaldivar, along with a minor disruption in leaching irrigation due to piping and pump issues.

Copper production guidance for 2015 of 310-340 million pounds at C1 cash costs of $1.75-$2.00 per pound assumes the planned suspension of Lumwana in March.

Lumwana contributed 214 million pounds at C1 cash costs of $2.08 per pound in 2014. During the quarter, the Zambian government enacted changes to the country’s mining tax regime that replaced corporate income tax and variable profit tax with a 20 percent gross royalty which took effect on January 1, 2015. Given the substantial impact of the new royalty and in light of current low copper prices, Barrick intends to proceed with a suspension of operations at Lumwana unless an agreement with the government of Zambia can be reached. Assuming a suspension, the mine is expected to produce 70-80 million pounds19 of copper in 2015 at C1 cash costs of $1.90-$2.15 per pound.

The Zaldívar mine produced 222 million pounds in 2014 at C1 cash costs of $1.79 per pound. The mine continues to be a steady generator of free cash flow and is expected to have improved production of 240-260 million pounds at C1 cash costs of $1.65-$1.95 per pound in 2015, reflecting higher mining rates and better equipment availability.

During the fourth quarter, Barrick completed the joint venture agreement with Saudi Arabian Mining Company (Ma’aden) to advance and operate the Jabal Sayid copper mine. Construction to complete safety and security installations has begun and shipments of low-cost copper-in-concentrate are anticipated in early 2016. Once the mine reaches full production, the average annual output is expected to be 100 million pounds per year, with the potential to increase to 130 million pounds.

Qualified Person

Scientific and technical information relating to exploration at the company’s Cortez property contained in this news release has been reviewed and approved by Robert Krcmarov, Senior Vice President, Global Exploration of Barrick, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

[19]	Lower production reflects decision to suspend operations at Lumwana following implementation of Zambia’s new royalty regime.

BARRICK FOURTH QUARTER AND YEAR-END 2014	13	PRESS RELEASE

APPENDIX

Outlook Assumptions and Economic Sensitivity Analysis

	2015 Guidance Assumption	Hypothetical Change	Impact on AISC	EBITDA[20] (millions)
Gold revenue, net of royalties	$1,250/oz21	+/- $100/oz	n/a	$635
Copper revenue, net of royalties	$2.50/lb22	+/- $0.50/lb	n/a	$163
Gold all-in sustaining costs
Gold royalties & production taxes	$1,250/oz	$100/oz	$3/oz	$19
WTI crude oil price[22,23]	$50/bbl	$10/bbl	$3/oz	$19
Australian dollar exchange rate[23]	0.83 : 1	+10%	($3)/oz	($23)
Australian dollar exchange rate[23]	0.83:1	-10%	$3/oz	$23
Canadian dollar exchange rate[23]	1.20:1	+10%	($4)/oz	($27)
Canadian dollar exchange rate[23]	1.20:1	-10%	$2/oz	$11
Copper C1 cash costs			Impact on C1
WTI crude oil price[23], [24]	$50/bbl	$10/bbl	$0.00/lb	$1
Chilean peso exchange rate[23]	610 : 1	+10%	($0.03)/lb	($11)
Chilean peso exchange rate[23]	610 : 1	-10%	$0.00/lb	$1

[20]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. See pages 81-91 of Barrick’s Fourth Quarter and Year-End 2014 Report.
[21]	We have assumed a gold price of $1,250 per ounce and copper price of $2.50 per pound, which are in line with current market prices.
[22]	Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.
[23]	Impact on EBITDA only reflects contracts that mature in 2015.

BARRICK FOURTH QUARTER AND YEAR-END 2014	14	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended December 31		Twelve months ended December 31
	2014	2013	2014	2013
Operating Results
Gold production (thousands of ounces)[1]	1,527	1,713	6,249	7,166
Gold sold (thousands of ounces)[1]	1,572	1,829	6,284	7,174
Per ounce data
Average spot gold price	$1,201	$1,276	$1,266	$1,411
Average realized gold price[2]	1,204	1,272	1,265	1,407
Cash costs[2]	628	573	598	566
All-in sustaining costs[2]	925	899	864	915
All-in costs[2]	1,094	1,317	986	1,282
Cash costs (on a co-product basis)[2]	648	592	618	589
All-in sustaining costs (on a co-product basis)[2]	945	918	884	938
All-in costs (on a co-product basis)[2]	1,114	1,336	1,006	1,305

Copper production (millions of pounds)	134	139	436	539
Copper sold (millions of pounds)	139	134	435	519

Per pound data
Average spot copper price	$3.00	$3.24	$3.11	$3.32
Average realized copper price[2]	2.91	3.34	3.03	3.39
C1 cash costs[2]	1.78	1.81	1.92	1.92
Depreciation[3]	0.38	0.37	0.39	0.35
Other[4]	0.11	0.15	0.12	0.15
C3 fully allocated costs[2]	2.27	2.33	2.43	2.42
Financial Results (millions)
Revenues	$2,510	$2,942	$10,239	$12,527
Net loss[5]	(2,851)	(2,830)	(2,907)	(10,366)
Adjusted net earnings[2]	174	406	793	2,569
Operating cash flow	371	1,016	2,296	4,239
Adjusted operating cash flow[2]	371	1,085	2,296	4,359

Per Share Data (dollars)
Net loss (basic)	(2.45)	(2.61)	(2.50)	(10.14)
Adjusted net earnings (basic)[2]	0.15	0.37	0.68	2.51
Net loss (diluted)	(2.45)	(2.61)	(2.50)	(10.14)
Weighted average basic common shares (millions)	1,165	1,085	1,165	1,022
Weighted average diluted common shares (millions)[6]	1,165	1,085	1,165	1,022
			As at	As at
			December 31,	December 31,
			2014	2013
Financial Position (millions)
Cash and equivalents			$2,699	$2,404
Non-cash working capital			3,377	3,060
[1]	Production includes Acacia on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Yilgarn South up to September 30, 2013, Plutonic up to January 31, 2014, Kanowna up to March 1, 2014 and Marigold up to April 4, 2014, the effective dates of sale of these assets. Sales include our equity share of gold sales from Acacia and Pueblo Viejo.
[2]	Realized price, cash costs, all-in sustaining costs, all-in costs, cash costs (on a co-product basis), all-in sustaining costs (on a co-product basis), all-in costs (on a co-product basis), C1 cash costs, C3 fully allocated costs, adjusted net earnings and adjusted operating cash flow are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[3]	Represents equity depreciation expense divided by equity pounds of copper sold.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[5]	Net loss represents net loss attributable to the equity holders of the Company.
[6]	Fully diluted includes dilutive effect of stock options.

BARRICK YEAR END 2014	15	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)				All-in sustaining costs[5] ($/oz)
	Three months ended		Twelve months ended		Three months ended		Twelve months ended
	December 31,		December 31,		December 31,		December 31,
	2014	2013	2014	2013	2014	2013	2014	2013

Gold
Goldstrike	187	242	902	892	$877	$779	$854	$913
Cortez	185	244	902	1,337	849	505	706	440
Pueblo Viejo	177	157	665	488	597	720	588	735
Lagunas Norte	176	195	582	606	522	613	543	627
Veladero	197	142	722	641	894	969	815	833
Turquoise Ridge	39	53	195	167	732	624	628	928
Porgera	126	131	493	482	977	1,419	996	1,361
Kalgoorlie	81	80	326	315	1,142	992	1,037	1,070
Acacia[2]	116	122	470	474	1,088	1,163	1,105	1,346
Other Mines - Gold[1]	237	331	975	1,667	1,017	1,058	994	1,054
Other[3]	6	16	17	97	1,946	1,794	2,277	1,349
Total	1,527	1,713	6,249	7,166	$925	$899	$864	$915

	Copper Production (attributable pounds) (millions)				C1 Cash Costs[5] ($/lb)
	Three months ended		Twelve months ended		Three months ended		Twelve months ended
	December 31,		December 31,		December 31,		December 31,
	2014	2013	2014	2013	2014	2013	2014	2013

Lumwana	76	67	214	260	$1.77	$2.04	$2.08	$2.29
Zaldívar	58	72	222	279	1.82	1.66	1.79	1.65
Total	134	139	436	539	$1.78	$1.81	$1.92	$1.92

	Total Gold Production Costs ($/oz)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013

Direct mining costs before impact of hedges at market foreign exchange rates	$616	$597	$597	$604
Gains realized on currency hedge and commodity hedge/economic hedge contracts	(3)	(34)	(16)	(41)
Other[5]	-	-	-	(8)
By-product credits	(20)	(19)	(20)	(23)
Royalties	35	29	37	34
Cash costs[4]	628	573	598	566
Depreciation	211	146	202	190
Other[5]	-	-	-	8
Total production costs	$839	$719	$800	$764
Cash costs[4]	$628	$573	$598	$566
General & administrative costs	52	34	48	42
Rehabilitation - accretion and amortization (operating sites)	19	17	20	19
Mine on-site exploration and evaluation costs	4	9	3	8
Mine development expenditures	90	129	104	154
Sustaining capital expenditures	132	137	91	126
All-in sustaining costs[4]	$925	$899	$864	$915
All-in costs[4]	$1,094	$1,317	$986	$1,282

	Total Copper Production Costs ($/lb)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2014	2013	2014	2013

C1 cash costs[4]	$1.78	$1.81	$1.92	$1.92
Depreciation[6]	0.38	0.37	0.39	0.35
Other[7]	0.11	0.15	0.12	0.15
C3 fully allocated costs[4]	$2.27	$2.33	$2.43	$2.42

[1]	Includes production from Yilgarn South up to September 30, 2013, Plutonic up to January 31, 2014, Kanowna up to March 1, 2014 and Marigold up to April 4, 2014, the effective dates of sale of these assets.
[2]	Figures relating to Acacia are presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter, which reflects our equity share of production.
[3]	Production and all-in sustaining costs include Pierina.
[4]	Cash costs, all-in sustaining costs, all-in costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[5]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold. Barrick Energy was divested in the third quarter of 2013.
[6]	Represents equity depreciation expense divided by equity pounds of copper sold.
[7]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.

BARRICK YEAR END 2014	16	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 18, 2015, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 92.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Zambia and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these

BARRICK YEAR-END 2014	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form

40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK YEAR-END 2014	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK YEAR-END 2014	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Our Business and Strategy

Our Business

Barrick is one the world’s leading gold mining companies with annual gold production and gold reserves that are the largest in the industry. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We have 14 producing gold mines, located in Canada, the United States, Peru, Argentina, Australia, the Dominican Republic and Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), formerly African Barrick Gold plc, a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our copper business contains copper mines located in Chile and Zambia and a mine progressing through operational readiness located in Saudi Arabia. We also have projects located in South America and the United States. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

Our Strategy

Barrick’s strategy is anchored in five pillars:

—	An entrepreneurial structure;
—	Our balance sheet and financial flexibility;
—	Maximizing free cash flow;
—	A focus on our best assets and regions; and
—	Profitable growth in the Americas.

Entrepreneurial Structure

Barrick became the world’s leading gold company by pursuing its founding purpose: the generation of wealth for its owners, employees, and the communities with which it partners. Those who founded and first led the company were committed to a culture of partnership and the values underpinning such a culture: trust, transparency, shared responsibility and accountability, and a sense of emotional and financial ownership.

A small head office managed the company with a balance of entrepreneurialism and prudence, focusing on only a few core activities: defining and implementing strategy, allocating human and financial capital, and fulfilling the obligations required of a public company. Leaders at the operational level had greater autonomy, responsibility, and accountability, functioning as business owners. Free from bureaucracy and middle management, they focused on maximizing free cash flow, and the head office focused on allocating that cash flow to maximize shareholder returns.

We have cut our head office by close to half and eliminated all management layers between Toronto and the mines. What remains are shared service centers in the field that provide support directly to our mines and projects, with costs charged directly to the relevant operation.

Along with managing financial capital, managing our talent is a central responsibility of Barrick’s leaders. Attracting, retaining and developing exceptional people are a fundamental component of our partnership culture. Accordingly, we have extended our innovative partnership plan to 35 leaders across the business. Each year, these leaders will be graded on their collective performance, as measured against a transparent long-term scorecard disclosed to shareholders in advance. A significant portion of their total compensation, if earned, will be long-term in nature, awarded in units that convert into Barrick common shares which cannot be sold until an individual retires or leaves the company. A smaller proportion of total compensation, if earned, will be in the

BARRICK YEAR-END 2014	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

form of annual bonuses, determined for each individual based on a personal scorecard tailored to the individual’s specific responsibilities. This plan increases financial and emotional ownership among our senior leaders, and will deepen to include new partners over time.

Restoring a Strong Balance Sheet

For many years, Barrick had the only A-rated balance sheet in the gold industry. Prudent financial management was a bedrock principle of the company. Our current level of debt is inconsistent with that principle, and that inconsistency is reflected in the company’s share price. As we return to our original values, no priority is more important than restoring a strong balance sheet.

We are targeting to reduce our net debt by at least $3 billion by the end of 2015. The company has a number of options to achieve this goal, including the following levers:

—	Maximizing free cash flow by implementing a leaner, decentralized operating model with more efficient capital spending, reduced general and administrative (“G&A”) costs, and profitable growth;
—	Disposal of non-core asset, beginning with a process to sell the Porgera Joint Venture and Cowal mine;
—	Joint ventures and strategic partnerships if and where they make sense.

Our strong liquidity means the company can tackle its debt in a disciplined manner. We have less than $1 billion in debt due over the next three years, a $4 billion undrawn credit facility, and $2.7 billion in cash at the end of 2014.

Maximizing Free Cash Flow

A return to the lean, decentralized operating model that underpinned Barrick’s early success is freeing up our country and mine managers to focus on maximizing free cash flow across the business.

As part of this transformation, we expect to realize $30 million in savings from reduced general and administrative expenditures and overhead costs in 2015. These savings are projected to reach $70 million on an annualized basis in 2016. We expect more to follow, as our leaders focus on maximizing cash flow without the constraints of bureaucracy and unnecessary management layers.

We are reducing the size of our head office by close to half, from 260 positions in 2014 to 140 positions in 2015. As a result, our corporate administration expense is expected to be about $145 million this year, and even lower in 2016.

We have eliminated all management layers between the head office and our operations; what remains are shared service centers that provide support directly to our mines and projects. These costs will no longer be reported as G&A. They will be charged directly to the mines and projects that use the services, and will be reflected in operating costs. Services that are not required will be eliminated, driving further cost savings.

In addition, we are taking steps to improve the efficiency of our procurement and supply chain practices, freeing up working capital by reducing inventories. We also expect to generate additional free cash flow over the next 12 months through better integration of mine site maintenance programs and our global procurement and logistics system.

Innovation also plays a key role in improving efficiency and unlocking the cash-generating potential of our assets. We see this in action at Goldstrike, where a revolutionary new cyanide-free processing technology developed in-house at Barrick is allowing us to accelerate cash flow from about four million stockpiled ounces of gold (see page 51 for more details). Our in-house research and development team has also developed a patented flotation technology capable of utilizing sea water, reducing demand on scarce fresh water resources. We will continue to develop industry-leading processing technologies, while expanding our focus to include more efficient ways to use water and power at our operations.

Best Assets and Regions

Barrick’s five cornerstone mines in the Americas are expected to account for 60 percent of our production in 2015 at average all-in sustaining costs of $725-$775 per ounce. At two grams per tonne, these mines have an average reserve grade more than double that of our peer group average1. They are among the most attractive assets in the entire gold industry, generating strong free cash flow even in today’s gold price environment, while offering exceptional leverage to higher gold prices.

We maintain a strong competitive advantage in Nevada and the Andean region in South America underpinned by proven operating experience, a critical mass of infrastructure, technical and exploration expertise, and established partnerships with host governments and communities. We believe these regions provide the best opportunities to generate returns for shareholders, and

1 Comparison based on the average overall reserve grade for Goldcorp Inc., Kinross Gold Corporation, Newmont Mining Corporation and Newcrest Mining Limited as reported in each of the Kinross and Newcrest reserve reports as of December 31, 2014, and as reported in each of the Goldcorp and Newmont reserve reports as of December 31, 2013.

BARRICK YEAR-END 2014	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

we will therefore give them the majority of our focus. Divestments outside of the Americas, including the Porgera Joint Venture and the Cowal mine, will further center the company’s portfolio on its strongest assets.

Two-thirds of our 2015 exploration budget of $220-$260 million is focused on high-quality, brownfield projects, with the remainder targeted at emerging discoveries that have the potential to become profitable mines. Approximately 85 percent of the total exploration budget is allocated to the Americas and about half of the budget will be directed to Nevada.

Growth in the Americas

This year, Barrick is advancing growth opportunities at or near existing operations in Nevada, with four prefeasibility studies on track for completion in 20152.

We also have within our portfolio a number of the world’s largest undeveloped gold deposits, including Pascua-Lama, Donlin Gold and Cerro Casale. These projects offer leverage to higher gold prices, with more than 38 million ounces of gold in reserves (100 percent basis) and more than 50 million ounces of gold in measured and indicated resources (100 percent basis). They provide the company with a platform for long-term growth in a higher gold price environment. In the meantime, we will work to optimize the economics of these projects, spending the minimum required to maintain them as development options within our portfolio. As with all our investments, we will only proceed with construction if these projects meet our capital allocation objectives and with a robust execution plan to ensure execution on budget and on schedule.

—	Goldrush – Major new discovery near existing infrastructure (see page 49)
—	Turquoise Ridge – A core mine in the making (see page 59)
—	Cortez – High-grade underground expansion (see page 49)
—	Spring Valley – Low capital cost, heap leach project

The Spring Valley project, 70 percent owned by Barrick and located approximately 75 miles west of Cortez, is a low capital cost, oxide heap leach project with excellent potential to become another standalone mine in Nevada. Barrick reported an initial measured and indicated resource of 1.3 million ounces (70% basis) averaging 0.66 grams per tonne and an inferred resource of 0.6 million ounces (70% basis) averaging 0.62 grams per tonne for Spring Valley at the end of 2014. In addition,

[2]	Complete mineral reserve and mineral resource data for each of these projects and all other mines and projects referenced in this MD&A, including tonnes, grades and ounces, can be found on page 93-98.

there is good potential to expand the current resource at higher gold prices. The company expects to complete a prefeasibility study in late 2015.

Pascua-Lama

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project, except for those activities required for environmental and regulatory compliance. The ramp-down was completed on schedule and budget in mid-2014 and the mine is now on care and maintenance. In 2015, Barrick anticipates expenditures of approximately $170 to $190 million for the project, including approximately $140 to $150 million3 for care and maintenance, including water management system costs, and approximately $30 to $40 million4 for other project costs, including those related to permit obligations in Argentina and Chile.

Barrick is engineering the permanent water management system and assessing the permitting requirements for construction with Chilean regulators. The engineering studies indicate that an increase in the capacity of the water management system may be required above the volume approved in the project’s Chilean environmental approval. We expect to submit our application for the new water management system by June 2015, with permitting taking about two years.

A decision to re-start development of the project will depend on improved economics and more certainty regarding legal and permitting matters. The Company will preserve the option to resume development of this asset, including by completing a new execution plan to optimize remaining construction activities.

Donlin Gold

The 50% owned Donlin Gold project located in Alaska is one of the largest undeveloped gold deposits in the world. In terms of size, grade, and jurisdictional safety, Donlin Gold is an excellent asset in Barrick’s portfolio with significant leverage to the price of gold.

The Donlin Gold project has approximately 39 million ounces of contained gold (100% basis) in the measured and indicated resource categories (approximately 8 million tonnes grading 2.52 g/t (measured) and 533 million tonnes grading 2.24 g/t (indicated)). In addition to its already large mineral endowment, the project also has exploration potential which could expand the current open pit resource.

[3]	This amount is expected to be expensed.
[4]	This amount is expected to be capitalized.

BARRICK YEAR-END 2014	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Under our disciplined capital allocation framework, we have continued to work with our partner, Novagold Resources, to advance the Donlin Gold project. Current activities, by which we maintain and enhance the option value of this project at a modest cost, are focused on permitting, community outreach and workforce development. In 2014, Donlin Gold secured long-term surface use rights and significantly advanced the permitting of the Donlin Gold project which is now about halfway complete.

Barrick is working closely with its partner on alternatives designed to minimize initial capital outlay. The outcome of that effort may include engagement of third party operators and exploring possibilities for third party financing of some capital intensive infrastructure. Collectively, we are also investing about $3 million (100% basis) on technical studies to identify potential design and execution enhancements. Donlin Gold has substantial leverage to gold prices and has the potential to add significant value to Barrick and its future growth pipeline in a higher gold price environment.

Any decision to proceed with development, either as currently envisaged, or in an optimized scenario, will depend on the project meeting Barrick’s minimum hurdle rate which will depend in large part on the prevailing gold prices and market conditions.

Risks to Achieving our Strategy

Risk is an inherent component of our business. Delivery on our vision and strategic objectives depends on our ability to understand the uncertainties, threats and opportunities in our world and respond effectively. Enterprise risk management (“ERM”) is focused on top-level business risks and provides a framework to:

•	Identify, assess and communicate inherent and residual risk;
•	Embed ERM responsibilities into the operating model;
•	Integrate risk responses into strategic priorities and business plans; and
•	Provide assurance to the Executive Committee and relevant Committees to the Board of Directors on the effectiveness of control activities.

Our business is subject to risks in financial, regulatory, strategic and operational areas. In managing risk, management focuses on the risk factors that impact our ability to operate in a safe, profitable and responsible manner, including:

Financial and regulatory risk factors

•	fluctuations in the spot and forward prices of gold, copper and silver;
•	the impact of global financial conditions such as inflation, fluctuations in the currency markets and changes in U.S. dollar interest rates;
•	our liquidity profile, level of indebtedness and credit ratings;
•	changes in governments or the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may carry on business in the future;
•

changing or increasing regulatory requirements, including increasing royalties and taxes, and our ability to obtain and to maintain compliance with permits and licenses necessary to operate in our industry;

•	our ability to maintain appropriate internal control over financial reporting and disclosure;
•	our ability to maintain compliance with anti-corruption standards;
•	our reliance on models and plans that are based on estimates, including mineral reserves and resources; and,
•	the organization of our Acacia operations and properties under a separate listed company.

Strategic and operating risk factors

•	diminishing quantities or declining grades of reserves and our ability to replace mineral reserves and resources through discovery or acquisition;
•	our ability to discover or acquire new resources and integrate acquisitions or complete divestitures;
•	our ability to operate within joint ventures;
•	our ability to compete for mining properties, to obtain and maintain valid title and to obtain and maintain access to required land, water and power infrastructure;
•

our ability to execute development and capital projects, including managing scope, costs and timelines associated with construction, to successfully deliver expected operating and financial performance;

•	availability and increased cost of mining inputs, critical parts and equipment, and certain commodities, including fuel and electricity;
•	sequencing or processing challenges resulting in lower than expected recovery rates;
•	technical complexity in connection with mining or expansion activities;
•	unusual or unexpected ore body formations, ore dilution, varying metallurgical and other ore characteristics;
•	business interruption or loss due to acts of terrorism, intrusion, sabotage, work stoppage and civil disturbances;
•	loss due to theft of gold bullion, copper cathode or gold/copper concentrate;
•	permit or regulatory breaches resulting in fines, temporary shut-down or suspension of operations, or litigation;

BARRICK YEAR-END 2014	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

•	our ability to manage security and human rights matters;
•	relationships with the communities in which we operate;
•	employee and labor relations; and
•	availability and increased costs associated with labor.

In addition, there are hazards associated with the business of mineral exploration, development and mining, including environmental incidents, industrial accidents, and natural phenomena such as inclement weather conditions, flooding and earthquakes or cave-

ins (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) that could result in unexpected negative impacts to future cash flows.

We have provided a description of our approach to managing our top-level business risks throughout this MD&A. For a more fulsome discussion of risks relevant to investors, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

BARRICK YEAR-END 2014	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of 2014 Results

($ millions, except where indicated)	For the three months ended December 31		For the years ended December 31
	2014	2013	2014	2013
Financial Data
Revenue	$2,510	$2,942	$10,239	$12,527
Net earnings (loss)[1]	(2,851)	(2,830)	(2,907)	(10,366)
Per share (“EPS”)[2]	(2.45)	(2.61)	(2.50)	(10.14)
Adjusted net earnings[3]	174	406	793	2,569
Per share (“adjusted EPS”)[2,3]	0.15	0.37	0.68	2.51
Total project capital expenditures[4,5]	121	658	234	2,434
Total capital expenditures – expansion[4]	90	122	392	468
Total capital expenditures – sustaining[4]	438	568	1,638	2,473
Operating cash flow	371	1,016	2,296	4,239
Adjusted operating cash flow[3]	371	1,085	2,296	4,359
Free cash flow[3]	$(176)	$(280)	$(136)	$(1,142)
Debt to Adjusted EBITDA[6]			3.43:1	2.60:1

Operating Data

Gold
Gold produced (000s ounces)[7]	1,527	1,713	6,249	7,166
Gold sold (000s ounces)[7]	1,572	1,829	6,284	7,174
Realized price ($ per ounce)[3]	$1,204	$1,272	$1,265	$1,407
Cash costs ($ per ounce)[3]	$628	$573	$598	$566
Cash costs on a co-product basis ($ per ounce)[3]	$648	$592	$618	$589
All-in sustaining costs ($ per ounce)[3]	$925	$899	$864	$915
All-in sustaining costs on a co-product basis ($ per ounce)[3]	$945	$918	$884	$938
All-in costs ($ per ounce)[3]	$1,094	$1,317	$986	$1,282
All-in costs on a co-product basis ($ per ounce)[3]	$1,114	$1,336	$1,006	$1,305

Copper
Copper produced (millions of pounds)	134	139	436	539
Copper sold (millions of pounds)	139	134	435	519
Realized price ($ per pound)[3]	$2.91	$3.34	$3.03	$3.39
C1 cash costs ($ per pound)[3]	$1.78	$1.81	$1.92	$1.92

Safety
Total reportable injury frequency rate			0.58	0.64

[1]	Net loss represents net loss attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 81 – 91 of this MD&A.
[4]

These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[5]

Project capital expenditures include the reversal of contract claim accruals that were closed out during the year and the reclassification of assets from inventory to construction-in-process at Pascua-Lama.

[6]	Represents total debt divided by Adjusted EBITDA as at December 31, 2014 and December 31, 2013.
[7]	Gold production and sales include our pro rata share of Acacia and Pueblo Viejo at our equity share.

BARRICK YEAR-END 2014	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

FULL YEAR FINANCIAL AND OPERATING HIGHLIGHTS

Net Income, Adjusted Net Income, Operating Cash Flow and Free Cash Flow

The net loss was lower in 2014 than the net loss recorded in the prior year, which was primarily due to the recognition of $11.5 billion in impairment losses in the prior year compared to $3.4 billion in 2014. The decrease in adjusted net earnings was primarily due to lower realized gold and copper prices combined with lower gold and copper sales volumes, partially offset by lower cost of sales applicable to gold and copper.

The increase in EPS over the same prior year period reflects the lower net loss in 2014, and the impact of our equity offering in fourth quarter 2013 that increased our total shares outstanding by 15%, and therefore decreased our per share net loss. The decrease in adjusted EPS over the prior year was primarily due to the decrease in adjusted net earnings, as described above, combined with the increase in total shares outstanding.

Operating cash flow decreased 46% primarily reflecting lower sales volumes and lower gross margins, partially offset by a decrease in income tax payments.

Free cash flow in 2014 was an outflow of $136 million, an improvement of $1 billion over the prior year, primarily reflecting lower capital expenditures which more than offset lower operating cash flows.

Gold production, cash costs and all-in sustaining costs

Gold production for 2014 was 13% lower, primarily due to the impact of the divestiture of the Yilgarn South assets in fourth quarter 2013, the Plutonic and Kanowna assets in first quarter 2014 and the Marigold assets in second quarter 2014, which accounted for 10% of 2013 production. The lower production in 2014 also reflects lower production at Cortez, partially offset by higher production at Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero, Turquoise Ridge and at Porgera.

BARRICK YEAR-END 2014	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs for 2014 increased 6% primarily due to the impact of lower production levels on unit production costs; partially offset by lower total direct mining costs and lower depreciation expense. All-in sustaining costs for 2014 decreased 6% as lower minesite sustaining capital expenditures more than offset the increase in cash costs. As a result of our actions to reduce and defer sustaining capital expenditures, we were able to finish the year below our guidance range for all-in sustaining costs, which had already been reduced twice throughout the year. We will continue this focus on controlling our expenditures in order to maximize the free cash flow we generate from operations in this lower gold price environment, as can be seen in our 2015 guidance range of $860 to $895 per ounce. All-in costs for 2014 were 23% lower as a result of lower all-in sustaining costs and lower non-sustaining capital, primarily as a result of the temporary suspension of construction at Pascua-Lama that occurred in fourth quarter 2013.

Copper production and C1 costs

Copper production for 2014 decreased 19% compared to the prior year, due to lower production at Zaldívar and at Lumwana. The decrease in copper production at Zaldívar was due to lower tonnes processed combined with a minor disruption in leaching irrigation due to piping and pump failures. The decrease in production at Lumwana was primarily due to the partial conveyor collapse that occurred in second quarter 2014 which shut down concentrate production for most of the second quarter. Copper C1 cash costs were similar to the prior year as the impact of lower production levels on unit production costs was offset by lower total direct mining costs.

Significant Adjusting Items

Significant adjusting items (net of tax and non-controlling interest effects) in 2014 include: $3.4 billion in impairment losses; $169 million in unrealized foreign currency translation losses; $137 million in unrealized losses on non-hedge derivative instruments, partially offset by $49 million in tax adjustments and $48 million in gains on sale of assets.

BARRICK YEAR-END 2014	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures

Capital expenditures for 2014 were down 58% primarily due to lower project capital expenditures, our initiatives to reduce sustaining capital at each of our operating sites and lower minesite expansion capital expenditures. The lower minesite expansion capital expenditures is primarily due to a reduction in costs at Cortez as well as at Bulyanhulu due to the expansion of the carbon-in-leach (‘CIL’) plant which was commissioned in fourth quarter 2014. The reduction in project capital expenditures is primarily due to our decision in fourth quarter 2013 to temporarily suspend the Pascua-Lama project.

Safety

Nothing is more important to Barrick than the safety, health and well-being of workers and their families. In 2014, we continued a ten-year trend of improving our total reportable injury frequency rate[5] (“TRIFR”) and since 2004, there has been a 79 percent improvement in the TRIFR (from 2.79 to 0.58). Another example of our safety culture was that our Turquoise Ridge mine, with more than 500 employees and contractors, operated throughout 2014 without a single medical treatment injury. Although we are pleased with these trends, this performance was overshadowed by the tragic occurrence of a fatality in 2014 at our Zaldívar mine.

Reserves and Resources

Barrick calculated its 2014 reserves using a conservative gold price assumption of $1,100 per ounce, unchanged from 2013. While this is below the company’s gold price outlook and current spot prices, it reflects Barrick’s emphasis on pursuing profitable ounces. Gold reserves were 93.0 million ounces6 at the end of 2014, compared to 104.1 million ounces at the end of 2013. Approximately 65 percent of the reduction was attributable to ounces mined and processed in 2014, with the balance reflecting the divestiture of the Kanowna, Plutonic and Marigold mines, and the partial sale of Barrick’s equity interest in Acacia Mining plc during the year. This includes 17.4 million ounces related to our 75% share of Cerro Casale which, notwithstanding the impairment we took on the project in fourth quarter 2014, still qualify as reserves pursuant to National Instrument 43-101.

Measured and indicated gold resources were 94.3 million ounces6 at the end of 2014, compared to 99.4 million ounces at the end of 2013. The majority of the reduction relates to a lower gold price assumption of $1,400 per ounce (compared to $1,500 per ounce for 2013), with divestitures and movements to reserves more than offset by additions in the year. Inferred gold resources were 29.3 million ounces6 at the end of 2014, compared to 31.9 million ounces at the end of 2013, primarily due to ounces upgraded to the measured and indicated category and from divestitures.

Copper reserves decreased to 9.6 billion pounds6 from 14.0 billion pounds based on a copper price assumption of $3.00 per pound (unchanged from 2013), primarily reflecting the transfer of Lumwana reserves into resources following the company’s decision to place the mine on care and maintenance. Measured and indicated copper resources decreased to 4.6 billion pounds6 compared to 6.9 billion pounds at the end of 2013 based on an unchanged copper price assumption of $3.50 per pound. Inferred copper resources were 0.1 billion pounds6 compared to 0.2 billion pounds at the end of 2013.

[5]

Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

[6]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown and additional detail on tonnes, grade and ounces, see pages 93- 98.

BARRICK YEAR-END 2014	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Royalty Increase in Zambia

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty the company was paying challenges the economic viability of the mine. As such, on December 18, 2014 Barrick announced the initiation of procedures to suspend operations at the Lumwana mine, transitioning the mine to care and maintenance. The transition is expected to be completed in second quarter 2015. The increased royalty has created an unsustainable level of taxation for Lumwana and this together with lower estimated long-term copper prices resulted in the recording of an impairment to the carrying value of Lumwana of $930 million at December 31, 2014. Refer to note 20 to the annual consolidated financial statements for further details.

Electricity Price Increase in Zambia

On April 2, 2014 Zambia’s energy regulator approved a 28.8% electricity price increase for mining companies. Subsequently, the bulk power supply agreement tariffs between state power company ZESCO and Copperbelt Energy Corporation were increased to 6.84 cents per KWhr from 5.31 cents per KWhr. The Lumwana Mining Company has a long-term power supply contract with ZESCO and does not believe that the rates it pays thereunder should be affected by the announced rate increase. Lumwana and several other mining companies in Zambia have been granted leave to challenge the rate increase in court. As noted above, we have announced our intention to suspend operations at the mine and therefore this electricity price increase will not have any immediate impact. We will continue to progress the matter.

Cerro Casale

In November 2014, we completed a strategy optimization study for our Cerro Casale project with the goal of identifying a development model that would improve the project economics and risk by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an overall rate of return above our hurdle rate for a project of this size and complexity. As a result, the budget for 2015 for the project has been significantly reduced, with the 2015 budget focused on preserving the optionality of the project. We will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner, however management’s expectation of achieving a suitable rate of return in the current metal price environment has been diminished. The foregoing developments were deemed to be indicators of impairment, and as a result, we assessed the recoverable amount of the project and have recorded an impairment loss on the project of $778 million (Barrick’s share). Refer to note 20 to the annual consolidated financial statements for further details.

Hemlo Land Acquisition

On December 11, 2014, Barrick entered into a definitive agreement to acquire certain surface and mineral lands adjacent to the Hemlo property in Ontario from subsidiaries of Newmont Mining Corporation. The acquisition will enable Hemlo to realize additional value through near-term, lower-cost ounces, optimize its current operation with the potential for mine life extensions, and increase exploration potential. The transaction is expected to close in first quarter 2015.

Divestitures

On July 13, 2014 Barrick entered into an agreement to form Ma’aden Barrick Copper Company, a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50% owned by the Saudi Arabian government, acquired its 50% interest in the new joint venture company for cash consideration of $216 million. The acquisition closed on December 3, 2014. Mining operations are expected to recommence in early 2015 and commissioning of the milling and flotation circuits will begin towards the end of the same year with first shipments of concentrate expected in early 2016. Once the mine reaches full production, the average annual output is expected to be 100 million pounds per year in the first full five years, with the potential to increase to 130 million pounds. As at June 30, 2014, all of the assets and liabilities of Jabal Sayid were classified as held for sale, as the transaction resulted in a loss of control. Consequently the assets and liabilities were written down to their fair value less cost of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill and $198 million in asset impairment charges in second quarter 2014. The new joint venture is being equity accounted for starting in fourth quarter 2014. Refer to note 20 for details of the impairment loss.

On April 4, 2014, we completed the sale of our minority interest in the Marigold mine for cash consideration of $86 million. As a result of the sale, we recorded a pre-tax gain on sale of $21 million in 2014.

On March 11, 2014, we completed the divestment of 41 million shares in Acacia, representing in aggregate approximately 10 percent of the issued ordinary

BARRICK YEAR-END 2014	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

shares of Acacia, for net proceeds of approximately $186 million. Subsequent to the partial divestment, we continue to hold approximately 262 million shares of Acacia, representing approximately 64 percent of the issued ordinary share capital of Acacia.

On March 1, 2014, we completed the sale of our Kanowna mine for cash consideration of $67 million. As a result of the sale, we recorded a pre-tax loss of $5 million in 2014.

On January 31, 2014, we completed the sale of our Plutonic mine for cash consideration of $22 million. As a result of the sale, we recorded a pre-tax gain on sale of $8 million in 2014.

Pascua-Lama

On December 30, 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of an Environmental Court decision regarding sanctions imposed on the project in Chile in May 2013 by that country’s environmental regulator (known as the SMA) (the “Resolution”). As a result of the ruling, the SMA will now re-evaluate the approximately $16 million administrative fine it previously imposed on the project for deviations from certain requirements of the project’s Chilean environmental approval in 2013. A new resolution from the SMA is pending and could include more severe sanctions against the project such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the project’s environmental permit. Refer to note 35 to the annual consolidated financial statements for further details. In fourth quarter 2014, we recorded an impairment loss on the project of $382 million. Refer to note 20 of the annual consolidated financial statements for further details.

New Executive Management Structure

In third quarter 2014, former President and Chief Executive Officer Jamie Sokalsky stepped down and we unveiled a new executive management structure to respond to the distinct demands and challenges of the mining industry in today’s environment. The new management structure places a greater emphasis on operational excellence, and acceleration of portfolio optimization and cost reduction initiatives, while fostering a partnership culture. Our two Co-Presidents execute on Barrick’s operating plans and strategic priorities: Kelvin Dushnisky, formerly Senior Executive Vice President responsible for Corporate and Government Affairs and Chairman of Acacia, and Jim Gowans, formerly Executive Vice President and Chief Operating Officer. The new structure emphasizes the critical importance of joint responsibility and accountability for the management of operations and our key relationships with host governments and local communities that afford the company its license to operate; the Co-Presidents are responsible for the seamless execution of both functions at all times.

In addition, Darian Rich, formerly Senior Vice President, Human Resources, was promoted to Executive Vice President, Talent Management, reflecting the critical requirement that any company seeking to be the leader in its field must attract, retain and develop exceptional people. During third quarter 2014, Barrick added to its leadership team, appointing Woo C. Lee as President, China, Kevin Thomson as Senior Executive Vice President, Strategic Matters, and Richard Williams as Chief of Staff.

In fourth quarter 2014, we announced the appointment of Shaun Usmar as Senior Executive Vice-President and Chief Financial Officer, effective February 18, 2015, following the departure of Ammar Al-Joundi, former Senior Executive Vice-President and Chief Financial Officer.

Two Independent Directors Appointed

In July 2014, the Board of Directors appointed Mr. J. Michael Evans, former Vice Chairman of Goldman Sachs and Mr. Brian Greenspun, former Chairman and CEO of Greenspun Media Group and a prominent Nevada business leader, to serve as independent directors on Barrick’s Board.

BARRICK YEAR-END 2014	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2015

Operating Unit Guidance

Our 2014 gold and copper production, cash costs, all-in sustaining costs and forecast gold production, cash costs and all-in sustaining costs ranges by operating unit for 2015 are as follows:

Operating Unit	2014 production (‘000s ozs)	2014 cash costs ($/oz)	2014 all-in sustaining costs ($/oz)	2015 forecast production (‘000s ozs)	2015 forecast cash costs ($/oz)	2015 forecast all-in sustaining costs ($/oz)
Gold
Cortez	902	$498	$706	825 - 900	$560 - $610	$760 - $835
Goldstrike	902	571	854	1,000 - 1,150	540 - 590	700 - 800
Pueblo Viejo (60%)	665	446	588	625 - 675	390 - 425	540 - 590
Lagunas Norte	582	379	543	600 - 650	375 - 425	675 - 725
Veladero	722	566	815	575 - 625	600 - 650	990 - 1,075
Total Core Mines	3,773	$500	$716	3,800 - 4,000	$500 - $540	$725 - $775
Turquoise Ridge (75%)	195	473	628	175 - 200	570 - 600	875 - 925
Porgera (95%)	493	915	996	500 - 550	775 - 825	1,025 - 1,125
Kalgoorlie (50%)	326	817	1,037	315 - 330	775 - 800	915 - 940
Acacia (63.9%)	470	732	1,105	480 - 510	695 - 725	1,050 - 1,100
Cowal	268	608	787	250 - 280	630 - 655	740 - 775
Hemlo	206	829	1,059	200 - 225	675 - 715	940 - 980
Round Mountain (50%)	164	936	1,170	170 - 190	875 - 900	1,180 - 1,205
Bald Mountain	161	724	1,070	170 - 195	560 - 600	1,060 - 1,100
Golden Sunlight	86	893	1,181	90 - 105	740 - 765	1,000 - 1,025
Ruby Hill	33	637	713	-	-	-
Total Continuing Operations	6,175	$608	$825	6,200 - 6,600	$580 - $620	$820 - $855
Kanowna	39	641	674	-	-	-
Pierina	17	1,419	2,277	-	-	-
Marigold (33%)	11	1,001	1,197	-	-	-
Plutonic	7	1,120	1,206	-	-	-
Total Divested/Closed Sites	74	$945	$1,213	-	-	-
Total Gold[1]	6,249	$614	$832	6,200 - 6,600	$580 - $620	$820 - $855
Total Consolidated Barrick	6,249	$598	$864	6,200 - 6,600[2]	$600 - $640	$860 - $895

	2014 production (millions lbs)	2014 C1 cash costs ($/lb)	2014 C3 fully allocated costs ($/lb)	2015 forecast production (millions lbs)	2015 forecast C1 cash costs ($/lb)	2015 forecast C3 fully allocated costs ($/lb)
Copper
Zaldívar	222	$1.79	$2.14	240 - 260	$1.65 - $1.95	$2.00 - $2.30
Lumwana	214	2.08	2.76	70 - 80	$1.90 - $2.15	$3.05 - $3.35
Total Copper	436	$1.92	$2.43	310 - 340	$1.75 - $2.00	$2.30 - $2.60
[1]

Total gold cash costs and all-in sustaining costs exclude the impact of hedges (2014: $16/oz gain; 2015: $20/oz loss) and/or corporate general & administrative costs (2014: $48/oz; 2015: $20/oz). 2015 forecast cash costs include an allocation of costs that were formerly reported as general & administrative expense.

[2]	Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

BARRICK YEAR-END 2014	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Expense & Capital Guidance

Our 2014 consolidated expenses and capital expenditures and forecast consolidated expenses and capital expenditures for 2015 are as follows:

($ millions, except per ounce/pound data)	2014 Actual	2015 Guidance
Depreciation:
Gold ($ per ounce)	202	240 – 260
Copper ($ per pound)	0.39	0.35 – 0.45
Exploration and project expenses	392	370 – 460
Exploration and evaluation	184	220 – 270
Project expenses	208	150 – 190
General and administrative[1]:
Corporate Administration	180	~145
Operating Segment Administration	-	-
Stock Based Compensation	9	~50
Acacia	44	~30
Total General and Administrative	233	~225
Other expense	47	40-60
Finance costs	796	800 – 825
Capital expenditures:
Minesite sustaining	1,584	1,600 – 1,800
Minesite expansion	362	150 – 200
Projects	234	150 – 200
Total capital expenditures	2,180	1,900 – 2,200
[1]	2014 General and administrative expenses have been restated to conform with current period presentation.
Total general and administrative expenses of $385 million in 2014 include $120 million in segment administration costs and $25 million in severance costs.

2015 Guidance Analysis

Highlights

•	Forecast gold production between 6.2 to 6.6 million ounces and over 6.0 million ounces in 2016 and 2017
•	All-in sustaining costs forecast to be between $860 to $895 per ounce and lower than this year by 2017
•	Forecast capital spending to be between $1.9 to $2.2 billion
•	Free cash flow positive at current gold prices
•	Higher production and lower cash costs and all-in sustaining costs in second half of the year

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational risk factors, including whether the volume and/or grade of ore mined differs from estimates, changing mining rates, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are also impacted by various non-operating risks and operating risks and hazards inherent at each operation, including those described on page 23.

We prepare estimates of cost of sales, cash costs and all-in sustaining costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, cash costs and all-in sustaining costs per ounce, C1 cash costs, and C3 fully allocated costs are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and the accounting for stripping costs incurred during the production phase of the mine. In the normal course of our operations, we manage these risks to mitigate, where economically feasible, the effect these risks have on our operating results.

BARRICK YEAR-END 2014	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Guidance

Operating Outlook

We expect 2015 gold production to be about 6.2 to 6.6 million ounces. Our 2015 gold production is expected to be higher than 2014 as a result of the following:

•

Higher production at Goldstrike (2014 production: 902 thousand ounces) primarily due to the commissioning of the thiosulfate circuit at the end of 2014. Goldstrike achieved first gold production through its autoclaves in fourth quarter 2014, after being successfully retrofitted with Barrick’s patented thiosulfate technology. In 2015, Goldstrike’s production is expected to exceed 1.0 million ounces as a result of the contribution from the thiosulfate process. This process utilizes new technology, and, as with any such new process, there are risks associated with the ramp-up to full capacity. If the ramp-up progresses slower than we currently anticipate, then our production guidance for both Goldstrike and Cortez would be at risk.

•

Higher production at Acacia (2014 production: 470 thousand ounces) primarily due to an increase in production at Bulyanhulu as a result of improved ore grade, coupled with improved throughput, due to the mechanization of the mine and a full year of benefit from the CIL plant.

•

Higher production at Lagunas Norte (2014 production: of 582 thousand ounces) as a result of an increase in the tonnage placed on the leach pads and an increase in the flow rate through the Merrill Crowe and Carbon in Column plant. This will allow us to convert additional leach pad inventory into production in 2015.

These production increases are expected to be partially offset by a decrease in production at Veladero (2014 production: 722 thousand ounces) as a result of lower ore grade in the Federico pit in line with the mine plan, and lower production following the sale of Kanowna, Plutonic and Marigold in 2014 (2014 aggregate production: 57 thousand ounces).

Cash costs are expected to be in the range of $600 to $640 per ounce, which is slightly higher than $598 per ounce in 2014, primarily due to the impact of expected hedge losses from our currency and fuel hedging programs in 2015. In 2014, we realized about $15 per ounce in hedge gains, mainly related to our Australian dollar and Canadian dollar currency hedging programs, whereas in 2015 we expect to record about $20 per ounce in realized hedge losses from our currency and fuel hedging programs based on our oil and exchange rate assumptions. The impact of hedge losses in 2015 is expected to be partially offset by the impact of a decrease in overall tonnes processed and higher expected recoveries as compared to the prior year.

All-in sustaining costs are expected to be in the range of $860 to $895 per ounce for gold, up slightly from $864 per ounce in 2014, primarily due to an increase in minesite sustaining capital expenditures at Lagunas Norte, Cortez and Turquoise Ridge and an increase in mine development capital expenditures due to capitalized stripping activities at Porgera, Veladero, and Bald Mountain in 2015.

Approximately 55% of our production is expected to occur in the second half of the year, largely due to higher production at Cortez and Goldstrike as a result of the ramp up of the thiosulfate circuit, as well as higher second half production at Pueblo Viejo. Accordingly, cash costs and all-in sustaining costs are expected to be significantly higher in the first half of the year.

Depreciation

Depreciation applicable to gold is expected to be in the range of $240 to $260 per ounce, which reflects an increase from $202 per ounce in 2014 primarily due to higher depreciation at Lagunas Norte, Goldstrike, Cortez and Pueblo Viejo. At Lagunas Norte, higher depreciation is mainly due to a change in mine plan resulting in a shorter mine life from 2019 to 2018 which accelerates depreciation of straight line assets combined with higher depreciation as a result of an increase in the projected costs of water treatment during the post-closure period. At Goldstrike depreciation is expected to increase mainly due to the commencement of depreciation on the thiosulfate circuit at the autoclave in 2015 and the impact of mining the North Betze layback and the Banshee underground development, which both have higher capitalized costs and consequently result in higher per ounce depreciation expense. At Cortez, depreciation has increased due to a shift in mining to the Cortez Hills open pit in 2015, which carries a higher depreciation rate than the Pipeline and GAP open pits where mining took place in 2014. At Pueblo Viejo, depreciation is expected to increase mainly due to a full year of depreciation for assets placed into service at the end of 2014. We expect similar increases in depreciation expense and depreciation per ounce over the next two years.

Exploration and Project Expenses

We expect to incur approximately $220 to $270 million of exploration and evaluation (“E&E”) expenditures in 2015. This reflects a slight increase over last year’s expenditure as we invest in our near mine opportunities where we can

BARRICK YEAR-END 2014	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

take advantage of existing infrastructure and advance key growth projects such as Goldrush, Cortez Hills Lower Zone, Spring Valley and Turquoise Ridge. These will provide a near term return on this investment by adding to and upgrading our reserve and resource base, and in some cases may positively impact production.

About 85% of the budget is allocated to our two core regions (Nevada and the Andean region in South America), of which 36% is allocated to Cortez and Goldrush and 24% predominantly towards Chile.

Project Expenses

We expect to incur approximately $150 to $190 million of Project Expenses in 2015. Project expenses primarily relate to care and maintenance activities at Pascua-Lama, and other project expenditures associated with Cerro Casale, Donlin Gold and Reko Diq.

General and Administrative Expenses

In 2015, Barrick is returning to a lean, decentralized operating model as discussed in the “Business and Strategy” section of the MD&A. As part of this transformation, we expect to realize $30 million in savings in 2015 from reduced general and administrative expenditures and overhead costs, growing to $70 million in annualized savings by 2016.

We have reduced our corporate office by close to 50 percent, from 260 positions in 2014 to 140 people in 2015. As a result, our corporate administration expense is expected to be about $145 million in 2015, and even lower in 2016 as we benefit from a full year of savings. We have eliminated all management layers between the head office and our operations. What remains are shared service centers that provide support directly to our mines and projects. These costs will no longer be reported as G&A. They will be charged directly to the mines that use the services, and will be reflected in operating costs. This incentivizes country and mine managers to use only the services they truly need to support the business. Services that are not required will be eliminated.

In 2014, Barrick reported total G&A expenses of $385 million, which included the corporate office, costs associated with our former regional business units, stock-based compensation, expenses from Acacia plc, and $25 million in severance costs. In 2015, our total reported G&A expense is forecast to be about $225 million (exclusive of severance and other non-recurring expenses), and no longer includes the portion of 2014 G&A costs associated with our former regional business units as such costs are now allocated to operating costs.

Finance Costs

Finance costs primarily represent interest expense on long-term debt. We expect finance costs in 2015 to be consistent with 2014 levels and do not expect to capitalize significant interest costs in 2015.

Capital Expenditures

Total capital expenditures for 2015 are expected to be in the range of $1.9 to $2.2 billion, compared to $2.2 billion in 2014. The expected decrease primarily relates to lower expansion capital expenditures at Goldstrike due to the completed commissioning of the thiosulfate circuit at the autoclave in fourth quarter 2014, lower sustaining and development capital expenditures at Lumwana following the decision to suspend operations as a result of the substantial impact of the new royalty and current copper prices and lower project capital expenditures at Pascua-Lama in 2015.

These capital expenditure decreases are expected to be partially offset by an increase in minesite sustaining capital expenditures at Lagunas Norte, Cortez and Turquoise Ridge and an increase in development capital expenditures at Porgera, Veladero and Bald Mountain due to production phase stripping activities in 2015.

Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and those which do not meet our definition of non-sustaining capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development and E&E expenditures that meet our criteria for capitalization.

Minesite sustaining capital expenditures are expected to increase from 2014 expenditure levels of $1,584 million to a range of about $1,600 to $1,800 million mainly due to an increase in sustaining capital expenditures at Lagunas Norte, Cortez and Turquoise Ridge. At Lagunas Norte, the increase is primarily due to the construction of the Leach Pad Phase 6 Expansion and the engineering and construction of the East Waste dump expansion and ARD Treatment Plant. At Cortez, the increase is mainly due to a shift in timing of expenditures from fourth quarter 2014 to 2015, and at Turquoise Ridge the increase is primarily due to higher sustaining capital

BARRICK YEAR-END 2014	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures to support ongoing infrastructure requirements in the North Zone as well as adding additional mobile equipment to expand mining into the South Zone, subject to approval by our joint venture partner, earlier than previously planned, which is expected to benefit production beginning in 2016.

Minesite development capital expenditures are expected to increase due to an increase in production phase stripping activities at Porgera as part of the change in mine plan related to the expansion of the open pit, at Veladero due to an increase in waste material mined as part of the development of the Federico pit and at Bald Mountain due to a higher proportion of waste material mined in line with mine plan.

These capital expenditure increases are expected to be partially offset by lower sustaining and development capital expenditures at Lumwana following the decision to suspend operations as a result of the enactment of the new royalty rate and lower copper prices.

Minesite expansion capital expenditures include non-sustaining capital expenditures at new projects and existing operations that are related to discrete projects that significantly increase the net present value of the mine and are not related to current production activity. Expansion capital expenditures are expected to decrease from 2014 expenditure levels of $362 million to a range of about $150 to $200 million, mainly due to lower expansion capital expenditures at Goldstrike due to the completed commissioning of the thiosulfate circuit at the autoclave in fourth quarter 2014. The project will finalize some adjustments to the system in first quarter 2015, with total project costs expected to remain in line with expectations of about $620 million. Other 2015 expansion expenditures primarily relate to feasibility and development expenditures related to the Cortez Hills Lower Zone expansion, which is expected to extend the mine life by up to 7 years.

Project capital expenditures reflect capital expenditures related to the initial construction of the project and include all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2015, we expect our share of project capital costs to be in the range of $150 to $200 million, a slight decrease from project capital costs of $234 million in 2014 primarily due to lower project capital expenditures at Pascua-Lama, partially offset by an increase in capitalized construction costs at Jabal Sayid and commencement of pre-stripping activities at South Arturo. At Pascua-Lama, capital expenditures in 2014 primarily related to capitalization of Linea Minera power line costs and water management system costs. We expect to incur approximately $30 to $40 million in capitalized costs in 2015, primarily attributable to permitting and engineering activities related to the final water management solution, as well as commitments to support local communities.

Capital expenditures at Jabal Sayid are expected to increase in 2015 as compared to 2014, as a resumption of underground development expenditures are expected to be incurred in order for the mine to begin producing concentrate at the end of 2015, following the completion of the joint venture agreement with Ma’aden in the fourth quarter of 2014.

Capital expenditures at South Arturo are expected to increase in 2015 mainly due to the commencement of pre-stripping activities following initial site preparation and infrastructure development activities in 2014.

Effective Income Tax Rate

Our effective tax rate is 42% on all income excluding expenses from non-operating entities, which do not have a present source of gold production or taxable income. These expenses cannot be recognized as a deferred tax asset, and therefore there is no tax recovery recorded on these expenses. The effect of these expenses in our income statement, with no corresponding tax effect, is to increase our effective rate on total net income to 53%. In the event that there will be sources of taxable income in the future, we may recognize some or all of these deferred tax assets.

BARRICK YEAR-END 2014	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2015 Guidance Assumption	Hypothetical Change	Impact on AISC	EBITDA[1] (millions)
Gold revenue, net of royalties	$1,250/oz2	+/-$100/oz	n/a	$635
Copper revenue, net of royalties	$2.50/lb2	+/-$0.50/lb	n/a	$163
Gold all-in sustaining costs
Gold royalties & production taxes	$1,250/oz	$100/oz	$3/oz	$19
WTI crude oil price3, [4]	$50/bbl	$10/bbl	$3/oz	$19
Australian dollar exchange rate[3]	0.83:1	+10%	($3)/oz	($23)
Australian dollar exchange rate[3]	0.83:1	-10%	$3/oz	$23
Canadian dollar exchange rate[3]	1.20:1	+10%	($4)/oz	($27)
Canadian dollar exchange rate[3]	1.20:1	-10%	$2/oz	$11
Copper C1 cash costs			Impact on C1
WTI crude oil price3, [4]	$50/bbl	$10/bbl	$0.00/lb	$1
Chilean peso exchange rate[3]	610:1	+10%	($0.03)/lb	($11)
Chilean peso exchange rate[3]	610:1	-10%	$0.00/lb	$1

[1]	EBITDA is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.
[2]	We have assumed a gold price of $1,250 per ounce and copper price of $2.50 per pound, which are in line with current market prices.
[3]	Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.
[4]	Impact on EBITDA only reflects contracts that mature in 2015.

BARRICK YEAR-END 2014	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Overview

Gold

The market prices of gold, and, to a lesser extent copper, are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During the year, the gold price ranged from $1,131 per ounce to $1,392 per ounce. The average market price for the year of $1,266 per ounce represented a decrease of 10% versus 2013.

The decline in the price of gold in 2014 primarily occurred as a result of a strengthening US dollar in the second half of the year, which was due to increasing economic strength in the United States versus concerns over weakening economic performance in Europe and China, as well as the tapering of the unprecedented monetary stimulus provided by the US Federal Reserve and growing expectations of US benchmark rate increases starting in 2015. Investor sentiment regarding gold remained muted, particularly in the Western world, as was evidenced by decreased holdings in Exchange Traded Funds (“ETFs”) of 5 million ounces, versus a decrease in holdings of 29 million ounces in 2013. However, physical demand for jewelry and other uses, particularly in China and India, remained strong and continues to be a significant driver of the overall gold market.

Source: UBS

Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold will decrease, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Gold prices continue to be influenced by long-term trends in global gold mine production and the impact of central bank gold activities. Gold production has increased in recent years with the extension of the lives of older mines due to the rising gold price. The time requirement to bring projects to the production stage and the increasing costs and risks of building a mine, including concerns of resource nationalism and lengthened permitting processes, are expected to continue to slow the pace of new production in future years.

In the fifth and final year of the Central Bank Gold Agreement (“CBGA”), which ended in September 2014, the signatory members sold 7 tonnes of gold, or less than 2% of the maximum agreed amount. In May 2014, the signing of a subsequent five-year CBGA, which is now the current agreement, was announced. There are no annual limitations on gold sales under the new agreement, but the signatories noted that they do not have any plans to sell significant amounts of gold. In addition, for the fifth consecutive year,

BARRICK YEAR-END 2014	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

global central banks were net buyers of gold in 2014, with the central banks of Russia, Iraq and Kazakhstan, among others, adding to their gold reserves.

Source: World Gold Council and Thomson Reuters GFMS

The reserve gold holdings as a percentage of total reserves of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than other developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollar denominated government assets and, as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the very low amount of gold sold under the CBGA, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de facto currency.

Copper

During 2014, London Metal Exchange (“LME”) copper prices traded in a range of $2.83 to $3.38 per pound, averaged $3.11 per pound, and closed the year at $2.88 per pound. The copper market’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years.

During early 2015, the price of copper has fallen to levels not seen since the global financial crisis in 2009, reaching a low of $2.42 per pound. The decline has been the result of increasing global inventories, disappointing economic releases out of China, which is by far the largest single market for copper demand, and a declining cost structure as a result of lower oil prices and US dollar strength.

Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future. While there are risks that the copper price will fall further, we believe that difficulties in bringing projects to the production stage, a limited global development pipeline and continuing growth in demand from the developing world will lead to physical market deficits in the later part of this decade that will act as a positive catalyst for the price.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2014, we have recorded 82 million pounds of copper sales subject to final settlement at an average provisional price of $2.88 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $24 million, holding all other variables constant.

Silver

Silver traded in a range of $14.29 to $22.18 per ounce in 2014, averaged $19.08 per ounce and closed the year at $15.97 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold. Investment demand is expected to be the primary driver of prices in the near term.

Silver prices do not significantly impact our current operating earnings, cash flows or gold cash costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

BARRICK YEAR-END 2014	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. Approximately 25% of our operating and capital expenditures are denominated in currencies other than the US dollar. We have exposure to the Australian and Canadian dollars, and the Chilean peso through a combination of mine operating, capital projects and corporate administration costs. In addition, we have exposure to the Argentine peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine and capital project operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In 2014, the Australian dollar traded in a range of $0.81 to $0.95 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso ranged from $1.06 to $1.17 and CLP525 to CLP623, respectively.

During the second half of 2014 and continuing into the beginning of 2015, the US dollar has significantly strengthened against a basket of global currencies as well as against our key foreign currency exposures. This US dollar strength has mainly occurred due to a reduction in monetary stimulus measures by the US Federal Reserve as a result of an improved economic outlook for the US economy and an expectation of a process of benchmark interest rate normalization beginning later in 2015.

Due to expectations of a strengthened US dollar, in recent years we have reduced our overall foreign currency derivative positions, whether by closing out positions before maturity or limiting the addition of new positions. As a result, our foreign currency derivative contracts in place beyond 2015 currently consist only of AUD $85 million of contracts maturing in 2016.

Our currency hedge position has provided benefits to us in the form of hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2014 - $93 million; 2013 - $268 million; and 2012 - $336 million. As a result of the gains from our currency hedging program, cash costs were reduced by $15 per ounce in 2014. Also for 2014, we recorded currency hedge gains in our corporate administration costs of $4 million (2013 - $11 million and 2012 - $20 million) and capitalized additional currency hedge gains of $nil (2013 - $14 million and 2012 - $13 million). Assuming December 31, 2014 market exchange rate curves and year-end spot prices, we expect to record currency hedge losses of approximately $65 million against operating, administrative and capital costs in 2015. Despite potential future losses on currency derivative positions, a strengthening US dollar versus our key currency exposures is beneficial to our cost structure in 2015 as we are less than fully (63%) hedged against such exposures.

AUD Currency Contracts
	Contracts (AUD millions	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI[2] (USD millions)
2015	377	0.93	49%	58%	(4)
2016	85	0.91	11%	13%	(19)

CAD Currency Contracts
	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI[2] (USD millions)
2015	240	1.03	55%	62%	-

BARRICK YEAR-END 2014	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

CLP Currency Contracts
	Contracts (CLP millions)[4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI[2] (USD millions)
2015	102,000	521	63%	100%	-

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings when indicated.
[3]	Includes C$240 million CAD collar contracts with an average range of $1.03 - $1.15.
[4]	Includes CLP 102,000 million collar contracts with an average range of 521 - 601.

Contracts Maturing in 2015
	Effective Average Hedge Rate	Hedge Rate Assumption	Expected Realized Loss (USD million)	Hypothetical Change	Impact of Change in Exchange Rate on Realized Loss (USD millions)[1]
AUD	0.93	0.83	$42	+/-10%	+/-$23
CAD	1.03	1.20	$9	+10%	(27)
CAD	1.03	1.20	$9	-10%	11
CLP	521	610	$3	+10%	(22)
CLP	521	610	$3	-10%	$7

1 Includes the impact of hedges currently in place.

Fuel

For 2014, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $52 and $108 per barrel, averaged $93 per barrel and closed the year at $53 per barrel. During the second half of 2014 and continuing into the beginning of 2015, the price of crude oil has decreased significantly as a result of concerns over global economic growth, limiting expectations for demand at the same time that North American supply has been dramatically increasing due to advances in extraction technology.

In addition, at a November meeting of the Organization of the Petroleum Exporting Countries, the organization announced that its members would keep their crude oil production quota static for the time being, despite declining prices, in order to maintain market share. Following the announcement, the price of oil has continued to fall to levels not experienced since the global financial crisis.

The price of crude oil in the remainder of 2015 will be highly dependent on the impact of lower prices on anticipated supply, as a significant amount of the new North American production is likely uneconomic if current prices are sustained for a prolonged period.

BARRICK YEAR-END 2014	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2014, we recorded hedge losses in earnings of $4 million on our fuel hedge positions (2013 - $9 million gain and 2012 - $24 million gain). Assuming December 31, 2014 market forward curves and year-end spot prices, we expect to realize fuel hedge losses of approximately $85 million against operating, administrative and capital costs in 2015. These losses have already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, our fuel hedges will qualify for hedge accounting and unrealized gains and losses will be recorded in Other Comprehensive Income.

Financial Fuel Hedge Summary

	Barrels (thousands)	Average Price	% of Expected Exposure	Impact of $10 change on Realized Loss (USD millions)[1]
2015	2,755	90	58%	$20
2016	2,811	85	65%	15
2017	1,920	81	49%	20
2018	1,080	79	29%	$27

1 Includes the impact of hedges currently in place.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through 2014. In determining how long to maintain the current 0% to 0.25% range for the benchmark rate, the FOMC has noted that it will use a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial developments, to assess progress towards its objectives of maximum employment and 2% inflation. As economic conditions in the US continue to normalize, we expect incremental increases to short-term rates to begin in 2015.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at December 31, 2014); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($1.0 billion at December 31, 2014). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK YEAR-END 2014	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the year ended December 31
	2014	2013	2012
Gold
000s oz sold[1]	6,284	7,174	7,292
Revenue	$ 8,744	$ 10,670	$ 12,564
Market price[2]	1,266	1,411	1,669
Realized price[2,3]	1,265	1,407	1,669
Copper
millions lbs sold[1]	435	519	472
Revenue	$ 1,224	$ 1,651	$ 1,689
Market price[2]	3.11	3.32	3.61
Realized price[2,3]	3.03	3.39	3.57

Oil & gas sales[4]	-	93	153
Other sales	$ 271	$ 206	$ 141

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 91 of this MD&A.
[4]	Relates to revenue from our Barrick Energy segment that was sold in third quarter 2013.

In 2014, gold revenues were down 18% compared to the prior year. The decrease was primarily due to lower realized gold prices and lower gold sales volumes compared to the prior year. Copper revenues for 2014 were down 26% compared to the prior year. The decrease was primarily due to the impact of lower realized copper prices compared to the prior year, as well as due to lower copper sales volumes at both Zaldívar and Lumwana.

Realized gold prices for 2014 were down $142 per ounce compared to the prior year. The decrease in realized gold prices reflects the lower market gold prices in 2014 compared to the prior year. In 2014, realized copper prices were down $0.36 per pound compared to the prior year, due to the decline in market copper prices in 2014.

In 2014, gold production was 6.25 million ounces, a decrease of 13% compared to the prior year. The decrease was primarily due to the impact of divestitures in 2014, including Marigold in second quarter 2014, Plutonic and Kanowna in first quarter 2014 and Yilgarn South in fourth quarter 2013 as well as lower production at Cortez. This was partially offset by higher production at Goldstrike, Pueblo Viejo, Veladero, Turquoise Ridge and Porgera.

In 2014, copper production decreased by 19% compared to the prior year due to lower production at Zaldívar and at Lumwana. The lower production at Zaldívar was primarily due to fewer tonnes processed combined with a higher proportion of sulfide material, which has a lower recovery rate. At Lumwana, the decrease was primarily due to the conveyor collapse that occurred during second quarter 2014, which shut down the mill and concentrate production for much of the second quarter.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the years ended December 31
	2014	2013	2012
Cost of sales
Direct mining cost	$ 4,803	$ 5,205	$ 5,232
Depreciation	$ 1,648	$ 1,732	1,651
Royalty expense	$ 303	$ 321	374
Community relations	$ 76	$ 71	75
Cost of sales - gold[1]	5,795	6,054	5,881
Cash costs[2,3]	598	566	563
All-in sustaining costs - gold[2,3]	864	915	1,014
Cost of sales - copper[1]	954	1,100	1,238
C1 cash costs[2,3]	1.92	1.92	2.05
C3 fully allocated costs[2,3]	$ 2.43	$ 2.42	$ 2.85

[1]	2013 and 2012 figures restated to include community relations costs.
[2]	Per ounce/pound weighted average.
[3]

Cash costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.

In 2014, cost of sales applicable to gold decreased 4% compared to the prior year. The decrease reflects lower direct mining costs and lower depreciation expense, primarily due to lower sales volumes as a result of the asset divestitures.

Gold cash costs for 2014 were up $32 per ounce, or 6%, compared to the prior year. The increase was primarily due to the impact of lower production levels on unit production costs. In 2014, all-in sustaining costs were down $51 per ounce compared to the prior year. The decrease was primarily due to lower mine development and minesite sustaining capital expenditures, which more than offset the increase in cash costs.

In 2014, cost of sales applicable to copper decreased $146 million compared to the prior year. The decreases were primarily due to lower sales volumes due to lower production levels at Zaldívar and at Lumwana in 2014.

BARRICK YEAR-END 2014	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

C1 cash costs per pound for 2014 were in line with the prior year. The impact of lower production levels on unit production costs was offset by lower direct mining costs. In 2014, C3 fully allocated costs for 2014 were in line with the prior year, primarily reflecting the effect of the above factors on C1 cash costs.

General & Administrative Expenses

($ millions)	For the years ended December 31
	2014	2013[1]	2012[1]
Corporate administration	$ 217	$ 192	$ 274
Operating segment administration	168	198	229
Total general & administrative expenses	$ 385	$ 390	$ 503

[1]	Presentation amended to include certain general & administrative expenditures related to management of our operating unit offices, which were previously classified within Other Expense.

In 2014, general & administrative expenses were down $5 million compared to the prior year. The decrease was primarily due to the impact of headcount reductions as part of the organizational restructuring that took place in 2013, combined with a decrease in deferred share-based compensation costs, partially offset by severance costs incurred due to the departure of several senior executives during third quarter 2014 and further corporate office headcount reductions in fourth quarter 2014.

Other Expense (Income)

($ millions)	For the years ended December 31
	2014	2013[1]	2012[1]
Consulting fees	$ 28	$ 35	$ 10
Bank charges	16	22	15
Lease termination charges	15	-	-
Mine site severance and non-operational costs	12	47	2
Gain on sale of long-lived assets/investments	(52)	(41)	(18)
Miscellaneous income	(33)	(7)	(26)
Total other (income)/expense	($ 14)	$ 56	($ 17)

[1]	Presentation amended to exclude certain general & administrative expenditures related to management of our operating unit offices, which are now classified within general & administrative expenses.

Other income for 2014 increased by $70 million compared to the prior year. The increase is primarily due to the recognition of $30 million in gains arising from the sale of Marigold and Plutonic as well as $15 million in gains realized on equipment sale leaseback transactions at Pascua-Lama combined with a 20% decrease in consulting fees.

Exploration and Project Costs

($ millions)	For the years ended December 31
	2014	2013[1]	2012[1]
Exploration:
Minesite programs	$ 32	$ 51	$ 82
Global programs	131	128	211
	163	179	293
Evaluation costs	21	29	66
Exploration and evaluation expense	$ 184	$ 208	$ 359

Advanced project costs:
Pascua-Lama	$ 88	$ 370	$ 33
Jabal Sayid	30	52	33

Other project related costs:
Cerro Casale	14	4	1
Kainantu	4	6	6
Reko Diq	12	5	-
Corporate development	35	17	54
Community relations	25	18	8
Exploration and project costs	$ 392	$ 680	$ 494

[1]	Presentation amended to include project costs which were previously classified in Other Expense.

Exploration and project costs for 2014 decreased $288 million compared to the prior year. The decrease is primarily due to a 76% decrease in project costs at Pascua-Lama due to the suspension of the project in fourth quarter 2013. Exploration and evaluation costs decreased 12% compared to the prior year, primarily due to a decrease in mine site exploration activities in Australia-Pacific.

Capital Expenditures1

($ millions)	For the years ended December 31
	2014	2013	2012
Project capital expenditures[2,3]	$ 234	$ 2,137	$ 2,951
Minesite sustaining[4]	764	1,150	1,733
Mine development	874	1,317	1,537
Minesite expansion[2]	362	468	208
Capitalized interest	30	303	566
Total consolidated capital expenditures	$ 2,264	$ 5,375	$ 6,995

[1]	These amounts are presented on a 100% accrued basis.
[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[3]

Project capital expenditures include the reversal of contract claim accruals that were closed out during the year and the reclassification of assets from inventory to construction-in-process at Pascua-Lama.

[4]	Minesite sustaining includes capital expenditures from discontinued operations of $64 million for the year ended December 31, 2013.

BARRICK YEAR-END 2014	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2014, capital expenditures decreased 58% compared to the prior year. The decrease is primarily due to lower project capital expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project and the completion of the power plant at Pueblo Viejo in fourth quarter 2013. Minesite sustaining capital for 2014 decreased 34%, which reflects our continued focus on reducing and/or deferring sustaining capital at all of our sites. The decrease in minesite expansion expenditures for 2014 was primarily due to a decrease in expenditures at Cortez and at Bulyanhulu relating to the construction of the CIL plant which is in the final stages of commissioning, partially offset by an increase in expenditures related to the construction of the thiosulfate project at Goldstrike. Capitalized interest decreased compared to the prior year, primarily due to the cessation of interest capitalization at Pascua-Lama in fourth quarter 2013.

Finance Cost/Finance Income

($ millions)	For the years ended December 31
	2014	2013	2012
Interest incurred	$ 751	$ 796	$ 688
Interest capitalized	(30)	(297)	(567)
Accretion	75	68	53
Debt extinguishment fees	-	90	-
Finance costs	$ 796	$ 657	$ 174

In 2014, finance costs increased $139 million compared to the prior year. Interest costs incurred for 2014 decreased 6%, reflecting lower total debt levels compared to the prior year. Interest capitalized for 2014 decreased by $267 million compared to the prior year, primarily due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013.

Impairment Charges/Reversals1

($ millions)	For the years ended December 31
	2014	2013	2012
Goodwill
Zaldivar	$712	-	-
Jabal Sayid	316	-	-
Lumwana	214	-	-
Bald Mountain	131	-	-
Round Mountain	36	-	-
Copper		$1,033	$798
Australia Pacific	-	1,200	-
Capital projects	-	397	-
Acacia	-	185	-
Total goodwill impairment charges	$1,409	$2,815	$798
Asset impairments
Cerro Casale	$1,476	-	-
Lumwana	720	-	$4,982
Pascua-Lama	382	$6,061	-
Jabal Sayid	198	860	-
Porgera	(160)	746	-
Buzwagi	-	721	-
Veladero	-	464	-
Cortez	46	-	-
North Mara	-	286	-
Pierina	-	140	-
Exploration	7	112	169
Reko Diq	-	-	120
Highland Gold	-	-	86
Round Mountain	-	78	-
Granny Smith	-	73	-
Marigold Mine	-	60	-
Ruby Hill	-	66	-
Kanowna	-	41	-
Plutonic	-	37	-
Darlot	-	36	-
Bald Mountain	-	16	-
Tulawaka	-	16	-
Available for sale investments	18	26	46
Other[2]	10	33	93
Total asset impairment charges	$2,697	$9,872	$5,496
Total impairment charges	$4,106	$12,687	$6,294

[1]	Impairment figures are presented on a 100% pre-tax basis.
[2]	Includes the impairment reversal relating to the Pueblo Viejo power assets.

Refer to note 20 to the consolidated financial statements for a full description of impairment charges.

BARRICK YEAR-END 2014	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Income Tax Expense

  Reconciliation to Canadian Statutory Rate

For the years ended December 31	2014	2013
At 26.5% statutory rate	$ (703)	$ (2,509)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(93)	(181)
Impact of foreign tax rates[2]	18	(169)
Expenses not tax deductible	96	111

Goodwill impairment charges not tax deductible	373	837
Impairment charges not recognized in deferred tax assets	334	1,699
Net currency translation losses on deferred tax balances	46	49
Current year tax losses not recognized in deferred tax assets	20	183
Restructure of internal debt to equity	(112)	-
Pueblo Viejo SLA amendment	-	384
Non-recognition of US AMT credits	43	48
Adjustments in respect of prior years	(8)	5
Impact of tax rate changes	20	-
Other withholding taxes	40	64
Mining taxes	227	134
Other items	5	(25)
Income tax expense (recovery)	$ 306	$ 630

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2014 and 2013 include the following:

Currency Translation

Deferred tax balances are subject to re-measurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2014 and 2013, tax expense of $46 million and $49 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These losses and gains are included within deferred tax expense/recovery.

Restructure of Internal Debt to Equity

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2014 and 2013, we recorded a deferred tax expense of $43 million and $48 million, respectively, related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In third quarter 2014, a tax rate change was enacted in Chile, resulting in current tax expense of $2 million.

In fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates. This resulted in a deferred tax expense of $18 million due to recording the deferred tax asset in Peru at the lower rates.

Pueblo Viejo Special Lease Agreement (SLA) Amendment

In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of the depreciation rates; and the establishment of a graduated minimum tax.

The tax impact of the amendment is a charge of $384 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

BARRICK YEAR-END 2014	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Segments Performance

Review of Operating Segments Performance

As a result of the organizational changes that were implemented in third quarter 2014, we have determined that our Co-Presidents, acting together, are Barrick’s Chief Operating Decision Maker (“CODM”). Beginning in fourth quarter 2014, the CODM reviews the operating results, assesses performance and makes capital allocation decisions at the mine site or project level, with the exception of Acacia which is reviewed and assessed as a separate business. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. As a result, our former North America Portfolio, Australia Pacific and Copper operating segments have been eliminated and each individual mine within those segments is now an operating segment. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into two “other” categories: (a) our remaining gold mines and (b) our two copper mines. We have restated our prior period results to conform to the current presentation. See note 19 to the consolidated financial statements for details regarding prospective goodwill reallocation in 2014.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, operating segment administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on hedge and non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2014	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Operations

For the years ended December 31
	2014				2013
	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs (S/oz)	Gold Produced (ozs)	Gold Sold (ozs)	Cash Costs ($/oz)	All-In sustaining Costs ($/oz)
Cortez	902	865	$498	706	1,337	1,371	$229	440
Goldstrike	902	908	571	854	892	887	618	913
Pueblo Viejo (60%)	665	667	446	588	488	444	561	735
Lagunas Norte	582	604	379	543	606	591	361	627
Veladero	722	724	566	815	641	659	501	833
Total Core Mines	3,773	3,768	$500	$716	3,964	3,952	$419	$673

Turquoise Ridge (75%)	195	200	$473	628	167	162	$586	928
Porgera (95%)	493	507	915	996	482	465	965	1,361
Kalgoorlie (50%)	326	330	817	1,037	315	330	846	1,070
Acacia (63.9%)[1]	470	459	732	1,105	474	481	812	1,346
Cowal	268	270	608	787	297	301	530	854
Hemlo	206	223	829	1,059	204	198	922	1,227
Round Mountain (50%)	164	171	936	1,170	156	159	892	1,345
Bald Mountain	161	161	724	1,070	94	95	894	2,182
Golden Sunlight	86	83	893	1,181	92	95	680	915
Ruby Hill	33	33	637	713	91	91	789	910
Total Continuing Operations	6,175	6,205	$608	$825	6,336	6,329	$565	$874

Kanowna	39	37	$641	$674	226	231	$881	$958
Pierina	17	19	1,419	2,277	97	94	1,085	1,349
Marigold (33%)	11	15	1,001	1,197	54	49	908	1,563
Plutonic	7	8	1,120	1,206	114	117	1,183	1,316
Yilgarn South	-	-	-	-	339	354	749	1,014
Total Divested/Closed Sites	74	79	$945	$1,213	830	845	$892	$1,110
Total Gold[2]	6,249	6,284	$614	$832	7,166	7,174	$615	$914
Total Consolidated Barrick	6,249	6,284	$598	$864	7,166	7,174	$566	$915

	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)	Copper Produced (lbs)	Copper Sold (lbs)	C1 Cash Costs ($/lb)	C3 Cash Costs ($/lb)
Zaldívar	222	222	$1.79	$2.14	279	279	$1.65	$1.99
Lumwana	214	213	2.08	2.76	260	240	2.29	2.97
Total Copper	436	435	$1.92	$2.43	539	519	$1.92	$2.42

[1]	2013 production and sales ounces for Acacia include amounts relating to the Tulawaka mine.
[2]

Total gold cash costs and all-in sustaining costs exclude the impact of hedges (2014: $16/oz gain; 2013: $41/oz gain) and/or corporate general & administrative costs (2014: $48/oz; 2013: $42/oz). Total gold cash costs for 2013 also excludes the impact of the Barrick Energy gross margin ($8/oz), which was divested in third quarter 2013.

BARRICK YEAR-END 2014	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Cortez, Nevada USA

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	152,146	134,007	14%	109,046
Ore tonnes processed (000s)	25,957	19,999	30%	8,954
Average grade (grams/tonne)	1.34	2.59	(48%)	5.16
Gold produced (000s/oz)	902	1,337	(33%)	1,370
Gold sold (000s/oz)	865	1,371	(37%)	1,346
Cost of sales ($ millions)	$ 687	$ 636	8%	$ 603
Cash costs (per oz)[1]	$ 498	$ 229	117%	$ 237
All-in sustaining costs (per oz)[1]	$ 706	$ 440	60%	$ 612
All-in costs (per oz)[1]	$ 728	$ 536	36%	$ 632
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 393	$ 1,289	(70%)	$ 1,598
Segment EBITDA ($ millions)[1]	$ 648	$ 1,610	(60%)	$ 1,887
Capital expenditures ($ millions)[2]	$ 189	$ 396	(52%)	$ 502
Minesite sustaining	$ 170	$ 264	(36%)	$ 475
Minesite expansion	$19	$ 132	(86%)	$ 27

[1]	These are non-GAAP financial performance measures; for further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.
[2]	Amounts presented exclude capitalized interest.

Financial Results

Segment EBIT for 2014 was 70% lower than the prior year, primarily due to a reduction in sales volumes combined with a lower realized gold price.

In 2014, gold production decreased 33% from the prior year, primarily due to the anticipated processing of lower grade ore combined with the impact of a negative grade reconciliation in an area of the open pit in early 2014. Mining in that area of the pit ceased at the beginning of 2015 and consequently a write-down of $46 million related to the attributable capitalized costs was recorded in fourth quarter 2014. This was partially offset by an increase in ore tonnes placed on the leach pads and an increase in tonnes mined from the open pit resulting from the commissioning of new trucks at the end of 2013.

Cost of sales for 2014 was 8% higher than the prior year, primarily due to an increase in processing costs resulting from an increase in tonnes of refractory ore processed, higher reagent costs as a result of increased tonnes on the leach pad and a reduction in capitalized stripping costs, partially offset by lower sales volumes. Cash costs were 117% higher than the prior year, primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs for 2014 increased by $266 per ounce over the prior year due to higher cash costs, partially offset by a decrease in minesite sustaining capital expenditures.

BARRICK YEAR-END 2014	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures for 2014 decreased by $207 million, or 52%, from the prior year. The decrease was primarily due to a reduction in capitalized stripping costs and in minesite expansion capital expenditures.

Outlook

At Cortez we expect 2015 gold production to be in the range of 825 to 900 thousand ounces, down slightly compared to 2014 production levels mainly due to a decrease in open pit tonnage processed as a result of mine sequencing, and declining underground ore grade and tonnage due to a transition to lower grade underground ore zones as we advance deeper in the mine. Mining in 2015 will include Cortez Hills and Crossroads pre-stripping, and as a result open pit tonnes processed will be down significantly. The impact of lower tonnes processed from the open pit will be partially offset by higher processed ore grades.

In 2015, we expect cash costs to be in the range of $560 to $610 per ounce, higher than 2014, due to lower capitalized stripping and higher processing costs. Processing costs are expected to rise as a higher proportion of production will be processed at the Goldstrike autoclaves. All-in sustaining costs are expected to be in the range of $760 to $835 per ounce, higher than 2014, primarily due to the impact of lower sales volumes on unit production costs and higher sustaining capital expenditures.

Goldrush

The Goldrush project, located six kilometers from the Cortez mine, is one of the largest gold discoveries of the last decade. Measured and indicated resources stood at 10.6 million ounces and inferred resources were 4.9 million ounces at the end of 2014. The prefeasibility study remains on schedule for completion in mid-2015. Infill drilling in 2014 continued to demonstrate high grade continuity and led to resource upgrades, with nearly 70 percent of the overall resource now in the measured and indicated category. A permit application for twin exploration declines that will allow the company to better explore the northern limits of the known deposit was submitted in the second quarter of 2014.

Cortez Hills Lower Zone

A prefeasibility study for underground mining at Cortez below currently permitted levels will be completed in late 2015. Mineralization in this zone is primarily oxide and higher grade compared to the current underground mine, which is sulfide in nature. The limits of the Lower Zone have not yet been defined, and drilling has indicated the potential for new targets at depth. The exploration drift has been extended to the south, enabling additional step-out drilling, which is anticipated to begin in June. Drill results to date include 36.6 meters at 31.5 grams per tonne and 27.4 meters at 20.9 grams per tonne, both oxide in nature, which compare favorably with the average grade of 13.8 grams per tonne in refractory ore above the 3,800 foot level [7].

Scientific and technical information relating to exploration at the company’s Cortez property contained in this MD&A has been reviewed and approved by Robert Krcmarov, Senior Vice President, Global Exploration of Barrick, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

[7]

The drill results for the Cortez mine contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. For additional details regarding the Cortez exploration information included in this MD&A, please see Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

BARRICK YEAR-END 2014	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Goldstrike, Nevada USA

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	81,410	87,350	(7%)	100,118
Ore tonnes processed (000s)	5,307	6,829	(22%)	7,487
Average grade (grams/tonne)	6.28	5.01	25%	5.89
Gold produced (000s/oz)	902	892	1%	1,174
Gold sold (000s/oz)	908	887	2%	1,175
Cost of sales ($ millions)	$ 651	$ 662	(2%)	$ 730
Cash costs (per oz)	$ 571	$ 618	(8%)	$ 527
All-in sustaining costs (per oz)	$ 854	$ 913	(6%)	$ 809
All-in costs (per oz)	$ 1,170	$ 1,165	-	$ 933
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 496	$ 581	(15%)	$ 1,227
Segment EBITDA ($ millions)	$ 628	$ 693	(10%)	$ 1,340
Capital expenditures ($ millions)	$ 533	$ 474	12%	$ 453
Minesite sustaining	$ 246	$ 251	(2%)	$ 308
Minesite expansion	$ 287	$ 223	29%	$ 145

Financial Results

Segment EBIT for 2014 was 15% lower than the prior year. The decrease was primarily due to a lower realized gold price and an increase in underground mining costs and depreciation expense, partially offset by an increase in capitalized stripping costs.

In 2014, gold production of 902 thousand ounces increased by 1% over the prior year. The increase was primarily due to higher grades from the open pit, combined with increased recoveries, partially offset by a decrease in ore tonnes processed.

Cost of sales for 2014 of $651 million was $11 million, or 2%, lower than the prior year. The decrease was primarily due to a decrease in processing costs and an increase in capitalized stripping costs, partially offset by an increase in sales volume. Cash costs were $571 per ounce, down $47 per ounce, or 8%, compared to the prior year. The decrease was primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs for 2014 decreased by $59 per ounce compared to the prior year primarily due to the lower cash costs combined with a decrease in minesite sustaining capital expenditures.

In 2014, capital expenditures increased by $59 million, or 12%, compared to the prior year. The increase was primarily due to an increase in minesite expansion capital expenditure as a result of construction activity at the thiosulfate technology project.

BARRICK YEAR-END 2014	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goldstrike thiosulfate technology project

Goldstrike achieved first gold production through its autoclaves in fourth quarter 2014, after being successfully retrofitted with Barrick’s innovative and proprietary thiosulfate technology. The new thiosulfate circuit allows for continued production from the autoclaves and accelerates the cash flow from about four million stockpiled ounces. The expected average annual contribution is about 350 to 450 thousand ounces of production (including Cortez ore processed at Goldstrike) in the first full five years following implementation of this process. In 2015, Goldstrike’s production is expected to exceed 1.0 million ounces with contributions from the thiosulfate process. The project will finalize some adjustments to the system in first quarter 2015, with total project costs expected to remain at about $620 million.

Outlook

At Goldstrike we expect 2015 production to be in the range of 1,000 to 1,150 thousand ounces, which is up from 2014 production levels, due primarily to the commissioning of the thiosulfate circuit. As a result of the thiosulfate circuit, ounces produced at the autoclave will increase by approximately 250 thousand ounces in 2015. This will be partially offset by lower production from the roaster due to lower grades from the open pit in 2015. Underground production is expected to be consistent with 2014.

Operating costs are expected to be higher in 2015 due to higher process throughput at the autoclaves, but this will largely be offset by the impact of higher sales volumes on unit production costs. As a result, we expect cash costs to be in the range of $540 to $590 per ounce, which is consistent with 2014, and all-in sustaining costs to be $700 to $800 per ounce, which is down significantly compared to 2014 due to the impact of higher production levels.

Achieving these production and related cost guidance ranges is dependent on the thiosulfate circuit ramping up as planned. This process utilizes new technology, and, as with any such new process, there are risks associated with the ramp-up to full capacity. If the ramp-up progresses slower than we currently anticipate, then our production guidance for both Goldstrike and Cortez would be at risk.

BARRICK YEAR-END 2014	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Pueblo Viejo, Dominican Republic

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	21,055	9,192	129%	9,651
Ore tonnes processed (000s)	4,027	2,658	52%	445
Average grade (grams/tonne)	5.53	6.14	(10%)	5.23
Gold produced (000s/oz)	665	488	36%	67
Gold sold (000s/oz)	667	444	50%	-
Cost of sales ($ millions)	$ 885	$ 574	54%	-
Cash costs (per oz)	$ 446	$ 561	(20%)	-
All-in sustaining costs (per oz)	$ 588	$ 735	(20%)	-
All-in costs (per oz)	$ 588	$ 800	(27%)	-
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 669	$ 430	56%	-
Segment EBITDA ($ millions)	$ 912	$ 569	60%	-
Capital expenditures ($ millions)	$ 80	$ 101	(21%)	$ 949
Minesite sustaining	$ 80	$ 73	10%	$ 95
Minesite expansion	-	-	-	-
Project capex	-	$ 28	(100%)	$ 854

Financial Results

Segment EBIT in 2014 was 56% higher than the prior year primarily due to increased sales volume as the minesite ramped up to full production, partially offset by a lower realized gold price.

In 2014, gold production increased by 36% over the prior year, following the completion of major modifications to the autoclave facility in the second half of 2013 as the mine worked to achieve design capacity and all four autoclaves came online. In second quarter 2014, the autoclaves achieved targeted and sustainable run rates, achieving full production. Modifications to the lime circuit are essentially complete and the mine is progressing toward design capacities on copper and silver.

Cost of sales for 2014 was 54% higher than the prior year, primarily due to increased sales volume. Cash costs were 20% lower than the prior year primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs decreased by 20% from the prior year due to the lower cash costs, partially offset by increased capitalized stripping costs.

In 2014, capital expenditures decreased by 21% from the prior year primarily due to a decrease in project capital expenditures resulting from the completion of the 215 megawatt power plant that was commissioned in third quarter 2013, partially offset by an increase in capitalized stripping costs.

Outlook

At Pueblo Viejo, we expect our equity share of 2015 gold production to be in the range of 625 to 675 thousand ounces, which is in line with 2014 production levels. In 2015, a decrease in processed grade will be offset by greater throughput, mainly as a result of greater plant availability following the completion of plant debottlenecking modifications to the autoclave facility resulting in achievable targeted and sustainable run rates. Modifications to the lime circuit are essentially complete and the mine is progressing toward design capacities on silver and copper.

BARRICK YEAR-END 2014	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect cash costs to be in the range of $390 to $425 per ounce and all-in sustaining costs to be $540 to $590 per ounce. Operating costs are expected to be lower primarily due to an improvement in higher silver and copper by-product credits as the mine works toward design capacities on silver and copper.

Barrick’s team of technical experts has identified multiple opportunities to optimize operations and increase cash flow at Pueblo Viejo. Over the next 12 to 24 months, we will concentrate on decreasing costs and increasing production. This will involve:

—	Increasing plant processing throughput by optimizing blending and autoclave availability
—	Decreasing overall power cost by switching from heavy fuel oil to lower-cost liquid natural gas
—	Reducing costs by optimizing our maintenance spend and reducing G&A

These initiatives and the transition from ramp-up to steady state operations create the opportunity to significantly decrease our all-in sustaining costs over the next five years. In the longer term, Pueblo Viejo has significant reserves and resources as well as substantial exploration potential that will continue to extend the profitable life of the mine. We are actively exploring opportunities to extend the life of the asset beyond 2050.

Pueblo Viejo is one of the world’s leading gold mines. It is expected to produce more than 1 million ounces of gold a year at all-in sustaining costs of less than $700 per ounce over the next three years. The mine is now past commissioning, is fully up and running, and has a long operating life ahead of it with the potential for further additions to reserves and resources.

On February 17, 2015, the Pueblo Viejo mine achieved certain operational and technical milestones as required for the mine’s $1.035 billion loan facility to become non-recourse to Barrick and Goldcorp Inc. As a result, the sponsor guarantees previously provided by Barrick and Goldcorp Inc,. in proportion to their ownership interest in the mine, were terminated as of February 17, 2015.

BARRICK YEAR-END 2014	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Lagunas Norte, Peru

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	50,030	36,934	35%	31,226
Ore tonnes processed (000s)	22,110	21,089	5%	20,533
Average grade (grams/tonne)	0.99	1.06	(7%)	1.26
Gold produced (000s/oz)	582	606	(4%)	754
Gold sold (000s/oz)	604	591	2%	734
Cost of sales ($ millions)	$ 335	$ 281	19%	$ 296
Cash costs (per oz)	$ 379	$ 361	5%	$ 318
All-in sustaining costs (per oz)	$ 543	$ 627	(13%)	$ 565
All-in costs (per oz)	$ 543	$ 627	(13%)	$ 565
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 439	$ 548	(20%)	$ 929
Segment EBITDA ($ millions)	$ 531	$ 602	(12%)	$ 987
Capital expenditures ($ millions)	$ 81	$ 139	(42%)	$ 162
Minesite sustaining	$ 81	$ 139	(42%)	$ 162
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 decreased 20% from the prior year primarily due to a lower realized gold price combined with higher operating costs, partially offset by an increased sales volume.

In 2014, gold production was 4% lower, compared to the prior year, primarily due to a decrease in average grade, partially offset by increased mine equipment availability resulting in increased tonnes placed on the leach pad combined with higher throughput due to increased crusher availability.

Cost of sales for 2014 was 19% higher than the prior year, primarily due to higher operating costs resulting from an increase in ore tonnes mined combined with higher depreciation expense. Cash costs were 5% higher than the prior year, primarily due to increased mining costs resulting from an increase in ore tonnes mined. All-in sustaining costs decreased 13% from the prior year due to lower minesite sustaining capital expenditures, partially offset by the higher cash costs.

In 2014, capital expenditures decreased by 42% from the prior year, primarily due to the significant construction progress made in 2013 on the new phase 5 leach pad, which is now operational, and the water treatment plants and tailings ponds, which are currently undergoing commissioning.

BARRICK YEAR-END 2014	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Lagunas Norte we expect 2015 production to be in the range of 600 to 650 thousand ounces, which is higher than 2014 production levels as a result of the availability of better recovery ore for the leach pad, increasing the tonnage placed on the leach pads and increasing the flow rate through the Merrill Crowe and CIC plants, which will allow us to convert leach pad inventory into production.

In 2015, we expect cash costs to be in the range of $375 to $425 per ounce and all-in sustaining costs to be $675 to $725 per ounce, which is higher than 2014 levels. The increase in all-in sustaining costs is mainly due to the construction of the Leach Pad Phase 6 Expansion and the engineering and construction of the East Waste dump expansion and ARD Treatment Plant.

Lagunas Norte Refractory Ore

We are currently evaluating options for mining and processing the refractory ore body below the current mine. If successful, this project has the potential to extend the mine life by approximately eight years. The project would leverage existing on-site infrastructure, which improves the risk profile and expected return on investment from the project. If it proceeds, this project will have the potential to unlock the value of other refractory ore deposits in the area.

BARRICK YEAR-END 2014	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Veladero, Argentina

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	67,686	78,592	(14%)	83,892
Ore tonnes processed (000s)	29,500	29,086	1%	27,695
Average grade (grams/tonne)	1.00	0.94	6%	1.10
Gold produced (000s/oz)	722	641	13%	766
Gold sold (000s/oz)	724	659	10%	754
Cost of sales ($ millions)	$ 554	$ 568	(2%)	$ 586
Cash costs (per oz)	$ 566	$ 501	13%	$ 487
All-in sustaining costs (per oz)	$ 815	$ 833	(2%)	$ 761
All-in costs (per oz)	$ 815	$ 833	(2%)	$ 761
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 330	$ 354	(7%)	$ 625
Segment EBITDA ($ millions)	$ 446	$ 522	(15%)	$ 819
Capital expenditures ($ millions)	$ 173	$ 208	(17%)	$ 196
Minesite sustaining	$ 173	$ 208	(17%)	$ 196
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 was 7% lower than the prior year, primarily due to an increase in sales volume, partially offset by the lower realized gold price.

In 2014, gold production was 13% higher compared to the prior year, primarily due to a positive grade reconciliation from Phase 3 of the Federico pit, partially offset by lower tonnes mined due to decreased primary crusher availability resulting from increased maintenance downtime in first quarter 2014 and lower mine equipment availability.

Cost of sales for 2014 was slightly lower than the prior year, primarily due to lower depreciation expense as a result of impairment charges recorded in 2013 combined with lower operating costs due to the devaluation of the Argentine peso in 2014, partially offset by the impact of higher sales volume. Cash costs were 13% higher than the prior year, primarily due the impact of lower silver by-product credits, partially offset by the impact of higher production levels on unit production costs. All-in sustaining costs decreased slightly, compared to the prior year, primarily due to a reduction in capitalized stripping costs, partially offset by the higher cash costs.

In 2014, capital expenditures decreased 17% compared to the prior year, primarily due to lower minesite sustaining capital expenditures as a result of a reduction in costs related to the leach pad expansion, as construction activities relating to both phases 4 and 5 were ongoing in the first half of 2013, combined with lower capitalized stripping costs. This was partially offset by the commencement in third quarter 2014 of a project related to the recirculation of leach solution to achieve improved recoveries.

BARRICK YEAR-END 2014	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Veladero, we expect 2015 production to be in the range of 575 to 625 thousand ounces, which is down compared to 2014 production levels as a result of lower grade from the Federico pit.

We expect cash costs in 2015 to be in the range of $600 to $650 per ounce and all-in sustaining costs to be $990 to $1,075 per ounce, higher than 2014 levels mainly due to the decline in gold production and higher mining costs associated with lower grades and an increase in waste material being mined in 2015. At Veladero, there are a number of initiatives under way to reduce operating costs mainly in the areas of supply chain and inventory management, maintenance practices, mining productivity and energy costs. Operating costs at Veladero are highly sensitive to local inflation and the foreign exchange rate of the Argentine peso. We have assumed an average ARS:USD exchange rate of 10.2:1 for the purposes of preparing our cash cost and all-in sustaining cost guidance for 2015; however, we do expect further devaluation of the Argentine peso over the next several years which will have a significant impact on our local labor costs and therefore our cash costs and all-in sustaining costs.

Veladero continues to be subject to restrictions that affect the amount of leach solution. New government regulations set a level limit for the leach solution pond, reducing storage capacity, impacting operational capacity to manage solution balance and reducing leaching kinetics, as ore has to be placed on upper levels of the leach pad to maintain pond level. These restrictions are considered in our 2015 operating guidance.

BARRICK YEAR-END 2014	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Turquoise Ridge, Nevada USA

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	312	305	2%	265
Ore tonnes processed (000s)	335	340	(1%)	293
Average grade (grams/tonne)	19.62	16.29	20%	16.60
Gold produced (000s/oz)	195	167	17%	144
Gold sold (000s/oz)	200	162	23%	145
Cost of sales ($ millions)	$ 111	$ 109	2%	$ 94
Cash costs (per oz)	$ 473	$ 586	(19%)	$ 547
All-in sustaining costs (per oz)	$ 628	$ 928	(32%)	$ 1,410
All-in costs (per oz)	$ 628	$ 928	(32%)	$ 1,410
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 139	$ 115	21%	$ 147
Segment EBITDA ($ millions)	$ 156	$ 129	21%	$ 162
Capital expenditures ($ millions)	$ 30	$ 55	(45%)	$ 45
Minesite sustaining	$ 30	$ 55	(45%)	$ 45
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 increased 21% from the prior year, primarily due to an increase in sales volume, partially offset by a lower realized gold price and higher depreciation expense.

In 2014, gold production of 195 thousand ounces was 17% higher, compared to the prior year. The increase was primarily due to increased throughput and improved ore grades.

Cost of sales for 2014 was consistent with the prior year. Cash costs were 19% lower than the prior year. The decrease was primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs decreased by 32% compared to the prior year due to lower per ounce cash costs combined with lower minesite sustaining capital expenditures.

In 2014, capital expenditures decreased by 45% compared to the prior year, primarily due to lower minesite sustaining capital expenditures.

BARRICK YEAR-END 2014	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Turquoise Ridge we expect 2015 production to be in the range of 175 to 200 thousand ounces, which is in line with 2014 production levels. In 2015, as we expand into the South Zone[8], lower grades will be offset with higher tonnage mined and processed. We will see the benefit of this expansion into South Zone in 2016 and beyond through increased production.

We expect cash costs in 2015 to be in the range of $570 to $600 per ounce and all-in sustaining costs to be in the range of $875 to $925 per ounce. Cash costs are expected to be higher due to the impact of higher operating costs as a result of higher tonnage mined and processed with expansion into South Zone. All-in sustaining costs in 2015 are expected to be higher than 2014, due to higher spend on sustaining capital to support the ongoing infrastructure requirements in the North Zone as well as mobile equipment for the South Zone.

Turquoise Ridge Second Shaft

The Turquoise Ridge mine contains 4.5 million ounces in reserves (75 percent basis) at an average grade of 16.9 grams per tonne — the highest reserve grade in the company’s operating portfolio and among the highest in the entire gold industry. Turquoise Ridge has considerable untapped potential and could become a core operation for Barrick. The company is advancing a project to develop an additional shaft, which could bring forward more than one million ounces of production, roughly doubling output to an average of 375 thousand ounces per year (75 percent basis) at all-in sustaining costs of about $625-675 per ounce9. The prefeasibility study was completed in January 2015 and key permits are expected in the third quarter. Pending approval by the joint venture partners, construction could commence in the fourth quarter of 2015, with initial production beginning in 2019. Preliminary estimates indicate capital expenditures of approximately $225-$245 million (75% basis) for additional underground development and shaft construction, and an attractive payback period of roughly two and a half years using a gold price assumption of $1,300 per ounce.

Drilling at the northern extension of the deposit confirms the ore body is larger than previously known, at higher grades. Due to the substantial thickness of the mineralization, our engineering team is also looking at the economics of introducing bulk underground mining in some parts of the ore body. Advanced ground support technology and improved reinforcement techniques have also mitigated ground stability issues that challenged previous mining operations at the site.

[8]	Expansion into the South Zone is subject to approval by the joint venture partners.
[9]	Annual average for the first full eight years.

BARRICK YEAR-END 2014	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Porgera, Papua New Guinea

Summary of Operating Data	For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	15,719	18,628	(16%)	21,935
Ore tonnes processed (000s)	5,584	5,354	4%	4,963
Average grade (grams/tonne)	3.10	3.22	(4%)	3.17
Gold produced (000s/oz)	493	482	2%	436
Gold sold (000s/oz)	507	465	9%	426
Cost of sales ($ millions)	$ 545	$ 524	4%	$ 484
Cash costs (per oz)	$ 915	$ 965	(5%)	$ 968
All-in sustaining costs (per oz)	$ 996	$ 1,361	(27%)	$ 1,452
All-in costs (per oz)	$ 996	$ 1,361	(27%)	$ 1,452
Summary of Financial Data	For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 84	$ 116	(28%)	$ 223
Segment EBITDA ($ millions)	$ 164	$ 190	(14%)	$ 292
Capital expenditures ($ millions)	$ 33	$ 171	(81%)	$ 194
Minesite sustaining	$ 33	$ 171	(81%)	$ 194
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 was 28% lower than the prior year. The decrease was primarily due to the lower realized gold price, partially offset by an increase in sales volume.

In 2014, gold production of 493 thousand ounces was 2% higher compared to the prior year. The increase was primarily due to higher recoveries and throughput as a result of improved mill availability.

Cost of sales for 2014 of $545 million was 4% higher than the prior year. The increase was primarily due to the increased sales volume combined with higher operating costs as a result of increased transport and maintenance costs as well as a decrease in capitalized stripping costs. Cash costs were $915 per ounce, down $50 per ounce compared to the prior year. The decrease was primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs decreased by $365 per ounce, or 27%, compared to the prior year reflecting the focus to significantly decrease minesite sustaining capital expenditures.

In 2014, capital expenditures decreased by $138 million, or 81%, compared to the prior year. The decrease was primarily due to a reduction in capitalized stripping costs as a result of a change in the 2014 mine plan to reduce open pit mining activity.

In 2014, management resolved technical issues and developed an optimized mine plan to sequence the west wall cutback in an economical manner. As a result, management was able to bring a significant portion of the ounces from the open pit back into the 2015 mine plan. The new plan resulted in an increase in the estimated mine life from 8 to 12 years, and an increase in the estimated fair value less cost to dispose (“FVLCD”) of the mine, which has resulted in a partial reversal of a previous impairment loss of $160 million in fourth quarter 2014.

BARRICK YEAR-END 2014	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Porgera we expect 2015 gold production to be in the range of 500 to 550 thousand ounces, which is slightly higher than 2014 production levels. Porgera production is expected to be higher than 2014 mainly due to the change in the mine plan which focuses on the increasing underground mining rates and mining of higher grade open pit material. Processed tonnes are constrained due to sulfur oxidation capacity. However the commencement of concentrate export will allow for stored concentrate to be reclaimed or optimal mill throughput to be achieved.

In 2015, we expect cash costs to be in the range of $775 to $825 per ounce which is lower than 2014 cash costs of $915, primarily due to an increase in capitalized stripping in the open pit. All-in sustaining costs are expected to higher than 2014, mainly due to the increase in sustaining capital in line with the new mine plan.

Porgera is a well-established asset in a highly prospective region with extensive infrastructure, proven technology, and a team that is able to operate successfully in a challenging environment. As part of Barrick’s global strategy we continue to focus on further decreasing Porgera’s cost structure in the short term, with initiatives that could reduce our all-in sustaining costs by approximately 50% over the next decade. In addition, we are advancing plans that could significantly increase the life of the mine. The large drivers of cost and mine life improvements we are exploring include:

•    Decreasing energy costs through a contracted build, own, operate, and transfer model;

•    Reducing the number of expatriate staff by training and developing local talent;

•    Implementing a cost optimization program focused on reducing external spending through commercial negotiations, inventory optimization, and demand management;

•    Consistent positive reconciliation of actual versus mined tonnage, which adds process life and associated underground mine life; and

•    In the longer term, expansions from high-potential targets in the area surrounding the mine.

BARRICK YEAR-END 2014	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Kalgoorlie, Australia

Summary of Operating Data			For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	34,644	36,445	(5%)	33,905
Ore tonnes processed (000s)	5,809	5,924	(2%)	5,871
Average grade (grams/tonne)	2.01	1.97	2%	2.05
Gold produced (000s/oz)	326	315	3%	327
Gold sold (000s/oz)	330	330	-	340
Cost of sales ($ millions)	$ 309	$309	-	$295
Cash costs (per oz)	$ 817	$846	(3%)	$803
All-in sustaining costs (per oz)	$ 1,037	$1,070	(3%)	$1,085
All-in costs (per oz)	$ 1,037	$1,070	(3%)	$1,085

Summary of Financial Data			For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 106	$154	(31%)	$266
Segment EBITDA ($ millions)	$ 148	$182	(19%)	$286
Capital expenditures ($ millions)	$ 66	$66	-	$87
Minesite sustaining	$ 66	$66	-	$87
Minesite expansion	-	-	-	-

Financial Results

Segment EBIT for 2014 was 31% lower than the prior year. The decrease was primarily due to lower realized gold prices and an increase in depreciation expense compared to the prior year.

In 2014, gold production was 3% higher compared to the prior year primarily due to increased grades and improved recovery, partially offset by a decrease in ore tonnes processed.

Cost of sales for 2014 was in line with the prior year as lower operating costs, resulting from a decrease in ore tonnes mined were offset by an increase in depreciation expense. Cash costs were 3% lower than the prior year primarily due to a decrease in mining costs resulting from a decrease in ore tonnes mined. All-in sustaining costs decreased by $33 per ounce compared to the prior year, primarily due to the lower cash costs.

In 2014, capital expenditures were in line with the prior year as lower capitalized stripping costs at Golden Pike were offset by higher capital expenditures associated with the emissions reduction program.

BARRICK YEAR-END 2014	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

At Kalgoorlie we expect 2015 production to be in the range of 315 to 330 thousand ounces, which is line with 2014 levels. Kalgoorlie’s mine plan reflects a slightly lower mined grade from Golden Pike in the open pit and an associated lower feed grade and mill recovery. This is offset by higher processed tonnes due to an increase in throughput rates in the Fimiston circuit.

In 2015, we expect cash costs to be in the range of $775 to $800 per ounce and all-in sustaining costs to be in the range of $915 to $940 per ounce, which are expected to be lower than 2014 levels mainly due to the decrease in the expected AUD/USD exchange rate and lower mining costs due to the fall in the diesel price. Mine scheduling in 2015 is expected to result in lower capitalized stripping due to lower waste movement at Golden Pike.

BARRICK YEAR-END 2014	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Acacia Mining plc1, Africa

  100% basis

Summary of Operating Data			For the years ended December 31
	2014	2013	% Change	2012
Total tonnes mined (000s)	44,847	54,100	(17%)	48,303
Ore tonnes processed (000s)	9,036	7,980	13%	7,697
Average grade (grams/tonne)	3.00	2.86	5%	2.86
Gold produced (000s/oz)	719	641	12%	627
Gold sold (000s/oz)	704	650	8%	609
Cost of sales ($ millions)	$693	$ 756	(8%)	$ 794
Cash costs (per oz)	$732	$ 812	(10%)	$ 958
All-in sustaining costs (per oz)	$ 1,105	$ 1,346	(18%)	$ 1,585
All-in costs (per oz)	$ 1,190	$ 1,519	(22%)	$ 1,645

Summary of Financial Data			For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 191	$ 115	66%	$ 216
Segment EBITDA ($ millions)	$ 320	$ 275	16%	$ 378
Capital expenditures ($ millions)	$ 251	$ 385	(35%)	$ 323
Minesite sustaining	$ 195	$ 272	(28%)	$ 287
Minesite expansion	$ 56	$ 113	(50%)	$ 36
[1]	Formerly African Barrick Gold plc.

Financial Results

Segment EBIT for 2014 was 66% higher than the prior year. The increase was primarily due to higher sales volumes and lower cost of sales, partially offset by lower realized gold prices.

In 2014, gold production was 12% higher compared to the prior year. The increase was due to higher production across all sites. In 2014, production at Buzwagi increased by 15% over the prior year, mainly due to higher ore grades as a result of mining in the main ore zone and increased recovery rates. Production at Bulyanhulu increased by 18% over the prior year primarily due to an increase in ore grades combined with the contribution of ounces from the CIL plant that was commissioned during fourth quarter 2014. At North Mara, production increased by 7% over the prior year primarily due to the processing of more ore tonnes as a result of improved mill efficiency.

Cost of sales for 2014 was 8% lower than the prior year. The decrease was primarily due to lower labor cost as a result of headcount reductions and lower general and administrative costs, partially offset by increased maintenance costs due to higher mine equipment repairs. Cash costs were down 10% from the prior year, primarily due to the reduction in costs of sales combined with the impact of higher production levels on unit production costs. All-in sustaining costs decreased by 18% over the prior year reflecting the lower per ounce cash costs, a decrease in minesite sustaining capital expenditures across all sites and a reduction in capitalized stripping costs at North Mara and Buzwagi.

In 2014, capital expenditures decreased by 35% from the prior year, primarily due to a reduction in minesite sustaining capital expenditures across all sites, partially offset by higher capitalized underground development costs at Bulyanhulu.

BARRICK YEAR-END 2014	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

We expect Acacia’s 2015 gold production to be in the range of 480 to 510 thousand ounces (Barrick’s share), which is higher than 2014 production levels. Acacia’s production is expected to be higher than 2014 mainly due to a significant increase at Bulyanhulu as a result of grade improvements combined with the processing of more ore tonnes and the contribution of ounces from the CIL expansion. This will be partially offset by a decrease in production at North Mara due to the expected decline in grade as the Gokona pit transitions from an open pit to an underground operation, resulting in an increased proportion of ore being sourced from the lower grade Nyabirama pit.

In 2015, we expect cash costs to be in the range of $695 to $725 per ounce, which is lower than 2014 cash costs of $732 per ounce, primarily due to further cost reductions at Bulyanhulu. All-in sustaining costs are expected to be $1,050 to $1,100 per ounce, which is lower compared to 2014 mainly due to a decrease in sustaining capital at Buzwagi.

BARRICK YEAR-END 2014	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Global Copper, Zambia and Chile

Summary of Operating Data			For the years ended December 31
	2014	2013	% Change	2012
Copper produced (millions of lbs)	436	539	(19%)	468
Copper sold (millions of lbs)	435	519	(16%)	472
Cost of sales ($ millions)	$ 961	$ 1,114	(14%)	$ 1,227
C1 cash costs (per lb)	$ 1.92	$ 1.92	-	$ 2.05
C3 fully allocated costs (per lb)	$ 2.43	$ 2.42	-	$ 2.85

Summary of Financial Data			For the years ended December 31
	2014	2013	% Change	2012
Segment EBIT ($ millions)	$ 233	$ 468	(50%)	$ 394
Segment EBITDA ($ millions)	$ 407	$ 656	(38%)	$ 647
Capital expenditures ($ millions)	$ 298	$ 405	(26%)	$ 741
Minesite sustaining	$ 292	$ 342	(15%)	$ 555
Minesite expansion	-	-	-	-
Project capex	$ 6	$ 63	(90%)	$ 186

Financial Results

Segment EBIT for 2014 was 50% lower than the prior year. The decrease was primarily due to a lower realized copper price combined with a decrease in sales volume, due to a lower production in 2014.

In 2014, copper production of 436 million pounds was 19% lower compared to the prior year. The decrease was primarily due to lower production at Zaldívar resulting from lower tonnes processed combined with a minor disruption in leaching irrigation due to piping and pump failures. The decrease in production at Lumwana was primarily due to the shutdown of the mill and concentrate production for a significant portion of the second quarter 2014 due to the partial collapse of the terminal end of the main conveyor, combined with the adverse effect of an unusually long and severe rainy season in Zambia during second quarter 2014. The partial collapse of the conveyor resulted in an impairment charge of $5 million and the incurring of $10 million in abnormal costs in second quarter 2014.

Cost of sales for 2014 was $961 million, a decrease of 14% compared to the prior year. The decrease was primarily due to lower sales volumes compared to the prior year. C1 cash costs were $1.92 per pound, in line with the prior year. The impact of decreased production levels on unit production costs was more than offset by the benefit of lower direct mining costs. C3 fully allocated costs per pound were $2.43 per pound, in line with the prior year. C3 fully allocated costs primarily reflect the effect of the above factors on C1 cash costs.

In 2014, capital expenditures decreased by $107 million, or 26%, compared to the prior year. The decrease was primarily due to lower minesite sustaining capital expenditures at Zaldívar due to the deferral of expenditures, as well as lower project capital expenditures at Jabal Sayid, which was put on care and maintenance in late 2013.

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty rate the company was paying has a significant negative impact on the expected future cash flows of our Lumwana mine and was considered an indicator of impairment. As a result, we conducted an impairment test and, as a result of the new royalty rate, along with the decrease in our copper

BARRICK YEAR-END 2014	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

price assumptions, recorded $930 million in impairment charges, including the full amount of goodwill of $214 million allocated to Lumwana as a result of the change in segments (see note 19 to the consolidated financial statements).

Our Zaldívar mine experienced a significant decrease in the estimated FVLCD of the mine, primarily as a result of the decrease in fourth quarter 2014 of our long-term copper price assumption and to a lesser extent, as a result of the final assessment of the tax rate increase in Chile. Accordingly, we recorded a goodwill impairment loss of $712 million on Zaldívar.

On April 2, 2014 Zambia’s energy regulator approved a 28.8% electricity price increase for mining companies. Subsequently, the bulk power supply agreement tariffs between state power company ZESCO and Copperbelt Energy Corporation were increased to 6.84 cents per KWhr from 5.31 cents per KWhr. The Lumwana Mining Company has a long-term power supply contract with ZESCO and does not believe that the rates it pays thereunder should be affected by the announced rate increase. Lumwana and several other mining companies in Zambia have been granted leave to challenge the rate increase in court. As noted above, we have announced our intention to suspend operations at the mine and therefore this electricity price increase will not have any immediate impact. We will continue to progress the matter.

Outlook

Copper production is expected to be in the range of 310 to 340 million pounds, lower than 2014 production levels, due to the expected suspension of operations at Lumwana in the first quarter of 2015, following the ratification of the new 20 percent royalty rate in Zambia. The production decrease at Lumwana is partially offset by the increased production at Zaldívar as a result of improved stacker reliability and shovel availability as compared to 2014.

C1 cash costs are expected to be $1.75 to $2.00 per pound compared to $1.92 per pound in 2014 and C3 fully allocated costs are expected to be in the range of $2.30 to $2.60 per pound. C1 cash costs are expected to be slightly lower in 2015 due to cost reductions and the impact of suspending Lumwana operations.

BARRICK YEAR-END 2014	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios1

($ millions, except ratios and share amounts)	As at December 31, 2014	As at December 31, 2013
Total cash and equivalents	$2,699	$2,424
Current assets	3,451	3,588
Non-current assets	27,729	31,436
Total Assets	$33,879	$37,448
Current liabilities excluding short-term debt	$2,227	$2,626
Non-current liabilities excluding long-term debt	5,709	5,741
Debt (current and long-term)	13,081	13,080
Total Liabilities	$21,017	$21,447
Total shareholders’ equity	10,247	13,533
Non-controlling interests	2,615	2,468
Total Equity	$12,862	$16,001
Dividends	$232	$508
Debt	$13,081	$13,080
Total common shares outstanding (millions of shares)[2]	1,165	1,165

Key Financial Ratios:
Current ratio[3]	2.40:1	2.14:1
Debt-to-equity[4]	1.02:1	0.82:1
Debt-to-total capitalization[5]	0.39:1	0.39:1

[1]	Figures include assets and liabilities classified as held-for-sale as at December 31, 2013.
[2]	Total common shares outstanding do not include 5.1 million stock options.
[3]	Represents current assets divided by current liabilities (including short-term debt) as at December 31, 2014 and December 31, 2013.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2014 and December 31, 2013.
[5]	Represents debt divided by capital stock and debt as at December 31, 2014 and December 31, 2013.

Balance Sheet Review

Total assets were $33.9 billion at December 31, 2014, a decrease of $3.6 billion compared to total assets at December 31, 2013. The decrease primarily reflects impairments against the carrying value of non-current assets of $2 billion post-tax (pre-tax $2.7 billion) and against goodwill of $1.4 billion. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes and other government receivables, and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities at December 31, 2014 totaled $21 billion, consistent with total liabilities at December 31, 2013.

Shareholders’ Equity

As at February 10, 2015	Number of shares
Common shares	1,164,669,708
Stock options	5,145,638

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

For 2014 other comprehensive income was a loss of $149 million on an after-tax basis. The loss reflected losses of $41 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, reclassification adjustments totaling $87 million for gains on hedge contracts designated for 2014 (or ineffective

BARRICK YEAR-END 2014	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

amounts) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, $18 million of gains recorded as a result in changes in the fair value of investments held during the quarter and $42 million in losses for currency translation adjustments, partially offset by $18 million of losses transferred to earnings related to impaired investments, $29 million actuarial losses on pension liability and $15 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at December 31, 2014 were unrealized pre-tax losses on currency, commodity and interest rate hedge contracts totaling $89 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next two years, including $23 million remaining in crystallized hedge losses related to our Australian dollar contracts that were settled in the third quarter of 2012 or closed out in the second half of 2013 and $21 million in crystallized hedge gains related to our silver contracts. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2014, our total debt was $13.1 billion (debt net of cash and equivalents was $10.4 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 1.02:1 and 0.39:1, respectively. This compares to debt as at December 31, 2013 of $13.1 billion (debt net of cash and equivalents was $10.7 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.82:1 and 0.39:1, respectively. We have attributable debt of approximately $200 million maturing by the end of 2015 and less than $1 billion due by the end of 2017 (refer to note 24B to the consolidated financial statements). Our $4.0 billion revolving credit facility (“2012 Credit Facility”) is fully undrawn and expires in January 2020.

[1]	Amounts exclude capital leases and include 60% of the Pueblo Viejo financing and 100% of the Acacia financing.

Our top priority is restoring a strong balance sheet. While our level of debt needs to come down, strong liquidity means the company can tackle its debt in a disciplined manner. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further non-core asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at February 18, 2015) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion. Barrick’s CTNW was $5.7 billion as at December 31, 2014.

BARRICK YEAR-END 2014	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash and equivalents and cash flow

Total cash and cash equivalents as at December 31, 2014 were $2.7 billion10. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

Summary of Cash Inflow (Outflow)

($ millions)	For the years ended December 31
	2014	2013
Operating inflows	$ 2,296	$ 4,239
Investing activities
Capital Expenditures[1]	$ (2,432)	$ (5,501)
Proceeds from Jabal Sayid JV agreement	216	-
Divestitures	166	522
Other	100	(258)
Total investing outflows	$ (1,950)	$ (5,237)
Financing activities
Net change in debt	$(47)	$ (998)
Dividends	(232)	(508)
Proceeds from divestment of 10% of issued ordinary share capital of Acacia	186	-
Net proceeds from equity offering	-	2,910
Other	33	(62)
Total financing (outflows) inflows	$ (60)	$ 1,342
Effect of exchange rate	(11)	(17)
Increase/(decrease) in cash and equivalents	275	327

[1]	The amounts include capitalized interest of $29 million for year ended December 31, 2014 (2013: $394 million).

In 2014, we generated $2.3 billion in operating cash flow, compared to $4.2 billion of operating cash flow in the prior year. The decrease in operating cash flow primarily reflects lower gross margin levels, primarily due to lower realized gold and copper prices and lower sales volumes, partially offset by a decrease in income tax payments of $594 million in 2014. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

[10]	Includes $670 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

Cash used in investing activities in 2014 amounted to $2 billion compared to $5.2 billion in the prior year. The decrease of $3.3 billion from the prior year is primarily due to a decrease in capital expenditures, partially offset by the proceeds from divestitures, including $216 million in proceeds from the sale of 50% of Jabal Sayid that occurred in 2014. In 2014, capital expenditures on a cash basis were $2.4 billion compared to $5.5 billion in the prior year. The decrease of $3.1 billion is primarily due to a decrease in project capital expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project, and a decrease in minesite sustaining capital across most sites. The decrease in minesite expansion expenditures was primarily due to a reduction in costs at Cortez and Bulyanhulu relating to the CIL plant which was commissioned in fourth quarter 2014.

Net financing cash outflows for 2014 amounted to $60 million, compared to $1.3 billion of cash inflows in the prior year. The net financing cash outflows for 2014 primarily consist of $186 million in proceeds from the divestment of 10% of our share ownership in Acacia, partially offset by $232 million of dividend payments and $188 million in debt repayments. The net financing cash inflows for 2013 primarily consist of $5.4 billion in debt proceeds and $2.9 billion from an equity offering, partially offset by debt repayments of $6.4 billion and $508 million in dividend payments.

BARRICK YEAR-END 2014	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

  As at December 31, 2014

Financial Instrument	Principal/Notional Amount			Associated Risks
				• Interest rate
Cash and equivalents		$ 2,699	million	• Credit
				• Credit
Accounts receivable		$ 418	million	• Market
				• Market
Available-for-sale securities		$ 35	million	• Liquidity
Accounts payable		$ 1,653	million	• Liquidity
Debt		$ 13,187	million	• Interest rate
Restricted share units		$ 30	million	• Market
Deferred share units		$ 3	million	• Market
	CAD	240	million	• Market/liquidity
	CLP	102,000	million	• Credit
	AUD	462	million	• Interest rate
Derivative instruments - currency contracts	ZAR	421	million
				• Market/liquidity
				• Credit
Derivative instruments - copper contracts		4	million lbs	• Interest rate
				• Market/liquidity
				• Credit
Derivative instruments - energy contracts	Diesel	9	million bbls	• Interest rate

Derivative instruments - interest rate contracts	Receive float interest rate swaps	$ 142	million	• Market/liquidity

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 35 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations

BARRICK YEAR-END 2014	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Contractual Obligations and Commitments

		Payments due
		As at December 31, 2014
($ millions)	2015	2016	2017	2018	2019	2020 and thereafter	Total
Debt[1]
Repayment of principal	$ 262	$ 665	$ 127	$ 878	$ 877	$ 10,026	$ 12,835
Capital leases	71	65	62	56	42	56	352
Interest	663	654	633	624	551	6,449	9,574
Provisions for environmental rehabilitation[2]	119	118	76	80	129	2,071	2,593
Operating leases	27	19	19	19	11	39	134
Restricted share units	15	3	9	3	—	—	30
Pension benefits and other post-retirement benefits	21	21	21	21	21	427	532
Derivative liabilities[3]	157	89	28	12	1	—	287
Purchase obligations for supplies and consumables[4]	492	271	124	74	54	139	1,154
Capital commitments[5]	133	5	5	5	4	7	159
Social development costs[6]	73	71	8	8	8	57	225
Total	$ 2,033	$ 1,981	$ 1,112	$ 1,780	$ 1,698	$ 19,271	$ 27,875

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 per cent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2014. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 24C to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]	Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $120 million, expected to be paid over the period 2015-2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

BARRICK YEAR-END 2014	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of our Co-Presidents and Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, Management concluded that the company’s internal control over financial reporting was effective as of December 31, 2014.

As described on page 20 of this report, we announced a change to our organizational structure. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures under the new organizational structure and may make modifications from time to time as considered necessary.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2014 will be included in Barrick’s 2014 Annual Report and its 2014 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

BARRICK YEAR-END 2014	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

  REVIEW OF QUARTERLY RESULTS

Quarterly Information[1]
	2014				2013
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$ 2,510	$ 2,598	$ 2,432	$ 2,632	$ 2,942	$ 2,985	$ 3,201	$ 3,399
Realized price per ounce – gold[2]	1,204	1,285	1,289	1,285	1,272	1,323	1,411	1,629
Realized price per pound – copper[2]	2.91	3.09	3.17	3.03	3.34	3.40	3.28	3.56
Cost of sales	1,799	1,642	1,590	1,692	1,853	1,788	1,832	1,810
Net earnings (loss)	(2,851)	125	(269)	88	(2,830)	172	(8,555)	847
Per share (dollars)[2,3]	(2.45)	0.11	(0.23)	0.08	(2.61)	0.17	(8.55)	0.85
Adjusted net earnings[2]	174	222	159	238	406	577	663	923
Per share (dollars)[2,3]	0.15	0.19	0.14	0.20	0.37	0.58	0.66	0.92
Operating cash flow	371	852	488	585	1,016	1,231	907	1,085
Adjusted operating cash flow[2]	$ 371	$ 852	$ 488	$ 585	$ 1,085	$ 1,300	$ 815	$ 1,158
[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[3]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 81 - 91 of this MD&A.

Our recent financial results reflect a trend of declining spot gold prices, and as a result of an emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale. The net loss in second quarter 2014 reflected asset and goodwill impairment charges of $514 million relating to Jabal Sayid as a result of classifying the project as held for sale. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax effects and non-controlling interests), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments.

Fourth Quarter Results

In fourth quarter 2014, we reported a net loss and adjusted net earnings of $2.9 billion and $174 million, respectively, compared to a net loss and adjusted net earnings of $2.8 billion and $406 million, respectively, in fourth quarter 2013. The net loss in fourth quarter 2014 reflects the recording of $2.8 billion (net of tax effects and non-controlling interests) in impairment charges similar to impairment charges of $2.8 billion (net of tax effects and non-controlling interests) recorded in fourth quarter 2013.

The higher net loss and decrease in adjusted net earnings reflects the lower realized gold and copper prices as well as decreased gold sales volume in fourth quarter 2014 compared to the same prior year period.

In fourth quarter 2014, gold and copper sales were 1.57 million ounces and 139 million pounds, respectively, compared to 1.83 million ounces and 134 million pounds, respectively, in fourth quarter 2013. Revenues in fourth quarter 2014 were lower than the same prior year period reflecting lower market prices for gold and copper and lower gold sales volumes. In fourth quarter 2014, cost of sales was $1.8 billion, a decrease of $54 million compared to the same prior year period, reflecting lower direct mining costs. Cash costs were $628 per ounce, an increase of $55 per ounce, primarily due to lower production levels, partially offset by lower direct mining costs. C1 cash costs were $1.78 per pound for copper, a decrease of $0.03 per pound from the same prior year period due to lower direct mining costs at Lumwana.

In fourth quarter 2013, operating cash flow was $371 million, down 63% from the same prior year period. The decrease in operating cash flow primarily reflects lower realized gold and copper prices, partially offset by a decrease in income tax payments and a lower net loss.

BARRICK YEAR-END 2014	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the consolidated financial statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Life of mine (“LOM”) estimates used to measure depreciation of property, plant and equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and the portion of resources considered probable of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans. As at December 31, 2014, we have used a gold price of $1,100 per ounce to calculate our gold reserves, consistent with the price used as at December 31, 2013.

Provisions for environmental rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life. A 1% increase in the discount rate would result in a decrease of PER by $323 million and a 1% decrease in the discount rate would result in an increase in PER by $295 million, while holding the other assumptions constant.

In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and

BARRICK YEAR-END 2014	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a PER is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of PERs. Expected cash flows relating to PERs could occur over periods of up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of a PER, the fair value of PERs can materially change over time.

The amount of PERs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of PERs and future earnings in a period of change.

During the year ended December 31, 2014, our PER balance increased by $125 million primarily due to a decrease in the discount rate used to calculate the PER ($185 million). The increase was partially offset by the divestiture of various sites that occurred in 2014 ($112 million). The offset was a corresponding increase in PP&E for our operations and a debit to other expense at our closed sites.

PERs
(in $ millions)
As at December 31	2014	2013
Operating mines	$ 1,629	$ 1,524
Closed mines and mines in closure	734	731
Development projects	121	104
Total	$ 2,484	$ 2,359

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment at the beginning of the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 20 to the consolidated financial statements for further details including key assumptions and sensitivities.

BARRICK YEAR-END 2014	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of impairments

For the year ended December 31, 2014, we recorded post-tax impairment losses of $2 billion (2013: $8.7 billion) for non-current assets and $1.4 billion (2013: $2.8 billion) for goodwill, as summarized in the table below:

	For the years ended December 31

	2014		2013
($ millions)	Pre-tax (100%)	Post-tax (our share)	Pre-tax (100%)	Post-tax (our share)
Goodwill
Australia Pacific	-	-	$1,200	$1,200
Copper	-	-	1,033	1,033
Zaldívar	$712	$712	-	-
Jabal Sayid	316	316	-	-
Lumwana	214	214	-	-
Bald Mountain	131	131	-	-
Round Mountain	36	36	-	-
Capital projects	-	-	397	397
Acacia	-	-	185	185
Total goodwil limpairment charges	$1,409	$1,409	$2,815	$2,815
Asset impairments
Cerro Casale	$1,476	$778	-	-
Lumwana	720	720	-	-
Pascua-Lama	382	382	$6,061	$6,007
Jabal Sayid	198	198	860	704
Porgera	(160)	(160)	746	595
Cortez	46	29	-	-
Buzwagi	-	-	721	439
Veladero	-	-	464	300
North Mara	-	-	286	125
Pierina	-	-	140	98
Kalgoorlie	9	9	-	-
Exploration sites	7	7	112	94
Round Mountain	-	-	78	51
Granny Smith	-	-	73	73
Marigold	-	-	60	39
Ruby Hill	-	-	51	33
Kanowna	-	-	41	41
Plutonic	-	-	37	26
Darlot	-	-	36	25
AFS investments	18	18	26	23
Other[1]	1	4	80	57
Total asset impairment charges	$2,697	$1,985	$9,872	$8,730
Tax effects and NCI	-	712	-	1,142
Total impairment charges (100%)	$4,106	$4,106	$12,687	$12,687

    1 Includes the impairment reversal relating to the Pueblo Viejo power assets.

Indicators of impairment

2014

In second quarter 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held for sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the FVLCD, and consequently recorded $514 million in impairment charges, including the full amount of goodwill allocated on a relative fair value basis, of $316 million. In fourth quarter 2014, we closed a transaction to sell a 50% interest of Jabal Sayid for cash proceeds of $216 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012, and therefore we recognized a pre-tax impairment reversal of $9 million. This transaction closed on September 30, 2014.

In fourth quarter 2014, as described in note 19 to the consolidated financial statements, we reorganized our internal management reporting structure. As a result, the goodwill attributable to our former North America Portfolio, Australia Pacific and Copper segments was allocated to the individual cash generating units (“CGUs”) within those operating segments on a relative fair value basis. The allocation of goodwill to the carrying value of our Bald Mountain and Round Mountain CGUs resulted in their carrying values exceeding their FVLCD and, as a result, we recorded goodwill impairment losses of $131 million and $36 million, respectively.

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty rate the company was paying has a significant negative impact on the expected future cash flows of our Lumwana mine and was considered an indicator of impairment. As a result, we conducted an impairment test and, as a result of the new royalty rate along with the decrease in our copper price assumptions, recorded $930 million in impairment charges, including the full amount of goodwill of $214 million allocated to Lumwana as a result of the change in segments (see note 19 to the consolidated financial statements).

Our Zaldívar mine experienced a significant decrease in the estimated FVLCD of the mine, primarily as a result of the decrease in fourth quarter 2014 of our forecast of the long-term copper price and to a lesser extent, as a result of the final assessment of the tax rate increase in Chile.

BARRICK YEAR-END 2014	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

Accordingly, we recorded a goodwill impairment loss of $712 million on this CGU.

In December 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of the Environmental Court Decision on Pascua-Lama on procedural grounds (see note 35). As a result, the Superintendencia del Medio Ambiente (“SMA”) will now re-evaluate the Resolution. Although we cannot reasonably predict the outcome of the resolution, this risk, in combination with the decrease in our long-term silver price assumption in fourth quarter 2014 due to declining market prices, and the continued uncertainty about the timing, and cost and legal and permitting of the project, were deemed to be indicators of impairment. As a result, we assessed the recoverable amount of the project and have recorded an impairment loss on Pascua-Lama of $382 million.

In November 2014, we completed a strategy optimization study for our Cerro Casale project with the goal of identifying a development model that would improve the project economics and risk by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an overall rate of return above our hurdle rate for a project of this size and complexity. As a result, the budget for 2015 for the project has been significantly reduced, with the 2015 budget focused on preserving the optionality of the project. We will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner; however, management’s expectation of achieving a suitable rate of return in the current metal price environment has been diminished. The foregoing developments were deemed to be indicators of impairment, and as a result, we assessed the recoverable amount of the project and have recorded an impairment loss on the project of $778 million (Barrick’s share).

At our Porgera mine in Papua New Guinea, we have revised our LOM plan to include a portion of the open pit resources that were removed from the plan in the prior year. In 2013, we did not have a feasible plan to access the open pit reserves due to technical and financial issues with respect to the west wall of the open pit. In 2014, management resolved these technical issues and developed an optimized mine plan to sequence the west wall cutback in an economical manner. As a result, management was able to bring a significant portion of the ounces from the open pit back into the LOM plan. The new plan resulted in an increase in the estimated mine life from 8 to 12 years, and an increase in the estimated FVLCD of the mine, which has resulted in a partial reversal of a previous impairment loss of $160 million.

The annual update to the LOM plan at Cortez resulted in a cessation of mining in one of the open pits at the mine. This was identified as an indicator of impairment, resulting in the impairment of assets specifically related to this pit of $29 million.

2013

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases, and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $6.4 billion after any related income tax effects, including a $5.1 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $401 million related to the Jabal Sayid project in our copper segment; $502 million related to Buzwagi and North Mara in Acacia; $219 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $98 million related to our Pierina mine in South America.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and Acacia segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our Copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our Acacia segment was negatively impacted by significant changes in the LOM plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

In fourth quarter 2013, as described below, we identified indicators of impairment at certain of our mines, resulting in non-current asset impairment losses totaling $2.3 billion after any related income tax effects. As a result of our fourth quarter 2013 decision to temporarily suspend construction of our Pascua-Lama Project, we

BARRICK YEAR-END 2014	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

have recorded a further impairment loss on the project of $896 million, bringing the total impairment loss for Pascua-Lama to $6.0 billion for the full year. At our Porgera mine in Papua New Guinea, we have changed our LOM plan to focus primarily on the higher grade underground mine. The new plan resulted in a decrease in the estimated mine life from 13 to 9 years, and a decrease in the estimated FVLCD of the mine, which has resulted in an impairment loss of $595 million. At our Veladero mine in Argentina, the annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated FVLCD of the mine, and accordingly, we recorded an impairment loss of $300 million (post-tax). The annual update to the LOM plan resulted in a decrease in the net present value of our Jabal Sayid project, which is the basis for estimating the project’s FVLCD, and was therefore considered an indicator of impairment. Jabal Sayid’s FVLCD was also negatively impacted by the delay in achieving first production as a result of the High Commission For Industrial Security (“HCIS”) compliance requirements and ongoing discussions with the Deputy Ministry for Mineral Resources (“DMMR”) with respect to the transfer of ownership of the project. As a result, we recorded an impairment loss of $303 million. The annual update to the LOM plan showed a decrease in the net present value at our Round Mountain mine, which was considered to be an indicator of impairment, and we recorded an impairment loss of $51 million. At North Mara, several changes were made to the LOM plan, including a decision to defer Gokona Cut 3, while Acacia finalized a feasibility study into the alternative of mining out this reserve by underground methods. This was considered an indicator of impairment for North Mara, resulting in an impairment loss of $58 million. A wall failure at our Ruby Hill mine in Nevada was also identified as an indicator of impairment, resulting in the impairment of assets specifically related to the open pit of $33 million.

As at December 31, 2013, four of our mines, namely Plutonic, Kanowna, Marigold and Tulawaka, met the criteria as assets held for sale. Accordingly, we were required to re-measure these CGUs to the lower of carrying value and FVLCD. Using these new re-measured values resulted in impairment losses of $12 million at Plutonic and $39 million at Marigold. Also, based on the estimated FVLCD of the expected proceeds related to the expected sale of Kanowna, we have reversed $66 million of the impairment loss recorded in second quarter 2013.

After reflecting the above non-current asset impairment losses, we conducted our annual goodwill impairment test, prior to the reorganization of our operating segments, and determined that the carrying value of our Australia Pacific segment exceeded its FVLCD and therefore we recorded a goodwill impairment loss of $551 million bringing the total impairment loss for Australia Pacific Gold goodwill to $1,200 million for the full year. After the reorganization of the operating segments, we did not identify any indicators of impairment.

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Recognition of Deferred Tax Assets

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is probable (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we do not recognize it in our financial statements. Changes in recognition of deferred tax assets are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of recognition of deferred tax assets, has been increased market gold prices. A decline in market gold prices could lead to derecognition of deferred tax assets and a corresponding increase in income tax expense.

BARRICK YEAR-END 2014	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

Deferred Tax Assets Not Recognized

	As at December 31, 2014	As at December 31, 2013
Australia and Papua
New Guinea	$ 367	$ 456
Canada	371	139
US	93	50
Chile	776	471
Argentina	823	928
Barbados	68	71
Tanzania	92	107
Zambia	-	43
Saudi Arabia	67	17
	$ 2,657	$ 2,282

Australia and Papua New Guinea: most of the unrecognized deferred tax assets relate to capital losses that can only be utilized if capital gains are realized, as well as to tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some of the deferred tax assets.

Canada: most of the unrecognized deferred tax assets relate to tax pools which can only be utilized by income from specific sources and to capital losses that can only be utilized if capital gains are realized in the future.

US: most of the unrecognized deferred tax assets relate to AMT credits which are not probable to be utilized.

Chile and Argentina: most of the unrecognized deferred tax assets relate to Pascua-Lama tax assets, that, considering the suspension of construction activities, do not have any present sources of gold production or taxable income. In the event that there will be sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Barbados, Tanzania and Saudi Arabia: the unrecognized deferred tax assets relate to the full amount of tax assets in subsidiaries that do not have any present, or sufficient, sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Zambia: Legislation was enacted in December 2014 to reduce the tax rate on mining income to zero. Therefore, the gross deferred tax asset in Zambia is recorded at Nil. There are significant tax pools available to offset future taxable income in Zambia, should the tax rate be increased in the future.

BARRICK YEAR-END 2014	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Gains/losses and other one-time costs relating to acquisitions/dispositions;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments not related to current period earnings;
•	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Change in the measurement of the PER at closed sites.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of our underlying business. Management believes that adjusted net earnings is a useful measure of our performance because tax adjustments not related to the current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2014	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share[1]
($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Net earnings (loss) attributable to equity holders of the Company	$ (2,907)	($ 10,366)	($ 538)	$ (2,851)	($ 2,830)
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	3,394	11,536	4,425	2,848	2,815
Acquisition/disposition (gains)/losses	(48)	442	(13)	(13)	(31)
Foreign currency translation (gains)/losses	169	233	125	(17)	138
Tax adjustments	(49)	297	(83)	63	17
Other expense adjustments[2]	97	483	75	6	296
Unrealized losses/(gains) on non-hedge derivative instruments	137	(56)	(37)	138	1
Adjusted net earnings	$ 793	$ 2,569	$ 3,954	$ 174	$ 406
Net earnings (loss) per share[3]	($2.50)	($10.14)	($0.54)	($2.45)	($2.61)
Adjusted net earnings per share[3]	$0.68	$2.51	$3.95	$0.15	$0.37
[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Other expense adjustments include $30 million of demobilization costs relating to Pascua-Lama for the year ended December 31, 2014 (2013: $196 million).
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Adjusted Operating Cash Flow and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of the settlement of currency contracts and the impact of one-time costs. These costs are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Management uses adjusted operating cash flow as a measure internally to evaluate our underlying operating cash flow performance for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

We have adjusted our operating cash flow to remove the effect of the settlement of contingent consideration and non-recurring tax payments. This settlement activity and non-recurring tax payments are not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Free cash flow is a measure which excludes our share of capital expenditures from adjusted operating cash flow. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow and free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2014	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Operating cash flow	$ 2,296	$ 4,239	$ 5,983	$ 371	$ 1,016
Settlement of currency and commodity contracts	-	64	(385)	-	69
Settlement of contingent consideration	-	-	50	-	-
Non-recurring tax payments	-	56	52	-	-
Adjusted operating cash flow	$ 2,296	$ 4,359	$ 5,700	$ 371	$ 1,085
Capital expenditures	(2,432)	(5,501)	(6,773)	(547)	(1,365)
Free cash flow	($ 136)	($ 1,142)	($ 1,073)	($ 176)	($ 280)

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A. Starting in this MD&A, the non-GAAP “adjusted operating costs” was renamed “cash costs”. The manner in which this measure is calculated has not been changed.

The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs

(primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not

BARRICK YEAR-END 2014	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our global copper segment in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

BARRICK YEAR-END 2014	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
	Reference	2014	2013	2012	2014	2013
Cost of sales	A	$ 5,662	$ 6,063	$ 6,078	$ 1,472	$ 1,445
Cost of sales applicable to non-controlling interests[1]	B	(514)	(383)	(216)	(132)	(104)
Cost of sales applicable to ore purchase arrangement	C	-	(46)	(161)	-	-
Other metal sales	D	(183)	(189)	(141)	(45)	(43)
Realized non-hedge gains/losses on fuel hedges	E	(8)	(20)	(8)	4	(5)
Community relations costs related to current operations	F	53	52	39	16	20
Treatment and refinement charges	G	11	6	6	3	2
Total production costs		$ 5,021	$ 5,483	$ 5,597	$ 1,318	$ 1,315
Depreciation	H	($ 1,267)	($ 1,363)	($ 1,401)	($ 332)	($ 268)
Impact of Barrick Energy	I	-	(57)	(90)	-	-
Cash Costs		$ 3,754	$ 4,063	$ 4,106	$ 986	$ 1,047
General & administrative costs	J	300	298	438	82	63
Rehabilitation - accretion and amortization (operating sites)	K	127	139	131	30	31
Mine on-site exploration and evaluation costs	L	20	61	115	6	16
Mine development expenditures[2]	M	655	1,101	1,222	141	236
Sustaining capital expenditures[2]	M	569	901	1,381	208	251
All-in sustaining costs		$ 5,425	$ 6,563	$ 7,393	$ 1,453	$ 1,644
Community relations costs not related to current operations	F	35	23	26	19	12
Rehabilitation - accretion and amortization not related to current operations	K	12	10	10	3	2
Exploration and evaluation costs (non-sustaining)	L	153	117	193	45	30
Non-sustaining capital expenditures[2]
Pascua-Lama	M	195	1,998	1,869	103	605
Pueblo Viejo	M	-	29	512	-	(4)
Cortez	M	19	132	27	5	9
Goldstrike thiosulfate project	M	287	223	145	65	71
Bulyanhulu CIL	M	29	83	27	4	30
Other	M	43	24	35	22	7
All-in costs		$ 6,198	$ 9,202	$ 10,237	$ 1,719	$ 2,406
Ounces sold - consolidated basis (000s ounces)		6,960	7,604	7,465	1,741	1,951
Ounces sold - non-controlling interest (000s ounces)[1]		(675)	(430)	(173)	(168)	(122)
Ounces sold - equity basis (000s ounces)		6,284	7,174	7,292	1,572	1,829
Total production costs per ounce[3]		$ 800	$ 764	$ 767	$ 839	$ 719
Cash costs per ounce[3]		$ 598	$ 566	$ 563	$ 628	$ 573
Cash costs per ounce (on a co-product basis)[3,4]		$ 618	$ 589	$ 580	$ 648	$ 592
All-in sustaining costs per ounce[3]		$ 864	$ 915	$ 1,014	$ 925	$ 899
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$ 884	$ 938	$ 1,031	$ 945	$ 918
All-in costs per ounce[3]		$ 986	$ 1,282	$ 1,404	$ 1,094	$ 1,317
All-in costs per ounce (on a co-product basis)[3,4]		$ 1,006	$ 1,305	$ 1,421	$ 1,114	$ 1,336
[1]	Relates to interest in Pueblo Viejo and Acacia held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, cash costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK YEAR-END 2014	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2014	2013	2012	2014	2013
	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$ 6,830	$ 7,329	$ 7,332	$ 1,799	$ 1,853
	Less: cost of sales - copper (Note 5)	(954)	(1,098)	(1,245)	(272)	(265)
	Direct mining, royalties and community relations	787	926	985	221	219
	Depreciation	174	188	253	53	50
	Hedge gains	(7)	(16)	(7)	(2)	(4)
	Add: Barrick Energy depreciation	-	43	102	-	-
	Less: Community relations costs - gold & other non-operating	(69)	(62)	64	(22)	(24)
	Less: Cost of sales related to power sales	(72)	(15)	-	(17)	(15)
	Less: Cost of sales - corporate [1]	(73)	(134)	(175)	(16)	(104)
	Total Cost of Sales - Gold	$ 5,662	6,063	$ 6,078	$ 1,472	1,445

1 2013 and 2012 figures include amounts related to Barrick Energy that was sold in third quarter 2013.

B	Cost of sales applicable to non-controlling interests
Cost of sales applicable to Acacia (Note 5)
	Direct mining, royalties and community relations	$ 564	$ 596	$ 647	$ 165	$ 155
	Depreciation	129	160	162	35	29
	Total related to Acacia	$ 693	$ 756	$ 809	$ 200	$ 184
	Portion attributable to non-controlling interest	$ 222	$ 189	$ 216	$ 66	$ 42
Cost of sales applicable to Pueblo Viejo (Note 5)
	Direct mining, royalties and community relations (excluding cost of sales related to power sales)	$ 566	$ 420	$-	$ 138	$ 143
	Depreciation	243	139	-	56	44
	Total related to Pueblo Viejo	$ 809	$ 559	$-	$ 194	$ 187
	Portion attributable to non-controlling interest	$ 292	$ 194	$-	$ 66	$ 62
	Cost of sales applicable to non-controlling interests	$ 514	$ 383	$ 216	$ 132	$ 104

C	Cost of sales applicable to ore purchase arrangement

Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By product revenues from metals produced net of copper and non-controlling interest for the three months and year ended December 31, 2014 were $35 million and $139 million, respectively (2013: $37 million and $168 million, respectively, 2012: $130 million).

E	Realizednon-hedge gains/losses on fuel hedges
	Fuel gains/(losses) (Note 24E)	($ 181)	$ 12	$ 6	($ 201)	($ 6)
	Add/Less: Unrealized gains/(losses)	173	(32)	(14)	205	1
	Realized non-hedge gains/(losses) on fuel hedges	($ 8)	($ 20)	($ 8)	$ 4	($ 5)

BARRICK YEAR-END 2014	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

	($ millions, except per ounce information in dollars)	For the years ended December 31			For the three months ended December 31
		2014	2013	2012	2014	2013

F	Community relations costs
	Community relations costs (Note 7)	$ 76	$ 71	$ 75	$ 23	$ 28
	Community relations costs relating to Pascua-Lama	25	18	8	16	10
	Less: NCI of Community relations costs	(4)	(5)	(3)	(2)	(3)
	Less: Community relations costs - non-gold	(9)	(9)	(15)	(2)	(3)
	Total Community relations costs - gold	$ 88	$ 75	$ 65	$ 35	$ 32
	Community relations costs related to current operations	53	52	39	16	20
	Community relations costs not related to current operations	35	23	26	19	12
	Total Community relations costs - gold	$ 88	$ 75	$ 65	$ 35	$ 32

G	Treatment and refinement charges

	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2014 were $3 million and $11 million, respectively (2013: $2 million and $6 million, respectively, 2012: $6 million).

H	Depreciation - gold
	Depreciation (Note 7)	$ 1,648	$ 1,732	$ 1,651	$ 434	$ 442
	Less: copper depreciation (Note 5)	(174)	(188)	(253)	(53)	(50)
	Add: Barrick Energy depreciation	-	43	102	-	-
	Less: NCI portion	(135)	(88)	(46)	(33)	(17)
	Less: Depreciation - corporate assets	(72)	(136)	(53)	(16)	(107)
	Total depreciation - gold	$ 1,267	$ 1,363	$ 1,401	$ 332	$ 268

I	Impact of Barrick Energy (Note 4)
	Revenue related to Barrick Energy	$-	$ 93	$ 153	$-	$-
	Less: Cost of sales related to Barrick Energy	-	(79)	(165)	-	-
	Add: Barrick Energy depreciation	-	43	102	-	-
	Impact of Barrick Energy	$-	$ 57	$ 90	$-	$-

J	General & administrative costs
	Total general & administrative costs (statement of income)	$ 385	$ 390	$ 503	$ 102	$ 93
	Less: non-gold and non-operating general & administrative costs	(56)	(58)	(74)	(15)	(16)
	Less: NCI portion	(15)	(10)	-	(5)	(2)
	Add: World Gold Council fees	3	8	26	-	2
	Less: non-recurring items1	(17)	(32)	(17)	-	(14)
	Total general & administrative costs	$ 300	$ 298	$ 438	$ 82	$ 63

1 2014 figures include amounts relating to severance costs.

K	Rehabilitation - accretion and amortization

Includes depreciation (note 7) on the assets related to rehabilitation provisions of our gold operations of $17million and $73 million for the three months and year ended December 31, 2014, respectively, (2013: $18 million and $88 million, respectively, 2012: $91 million) and accretion (note 13) on the rehabilitation provision of our gold operations of $16 million and $66 million for the three months and year ended December 31, 2014, respectively (2013: $16 million and $61 million, respectively, 2012: $50 million).

BARRICK YEAR-END 2014	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2014	2013	2012	2014	2013

L	Exploration and evaluation costs
	Exploration and evaluation costs (note 8)	$ 184	$ 208	$ 359	$ 54	$ 54
	Less: exploration and evaluation costs - non-gold & NCI	(11)	(30)	(51)	(3)	(8)
	Total exploration and evaluation costs - gold	$ 173	$ 178	$ 308	$ 51	$ 46
	Exploration & evaluation costs (sustaining)	20	61	115	6	16
	Exploration and evaluation costs (non-sustaining)	153	117	193	45	30
	Total exploration and evaluation costs - gold	$ 173	$ 178	$ 308	$ 51	$ 46

M	Capital expenditures
	Gold segments (Note 5)	$ 1,702	$ 2,558	$ 3,630	$ 443	$ 624
	Pascua-Lama operating unit (Note 5)	195	2,226	2,113	103	635
	Other gold projects[1]	72	177	128	48	51
	Capital expenditures - gold	$ 1,969	$ 4,961	$ 5,871	$ 594	$ 1,310
	Less: NCI portion	(142)	(173)	(204)	(38)	(38)
	Less: capitalized interest (note 13)	(30)	(297)	(567)	(8)	(67)
	Add: capitalized interest relating to copper	-	-	118	-	-
	Total capital expenditures - gold	$ 1,797	$ 4,491	$ 5,218	$ 548	$ 1,205
	Mine development expenditures	655	1,101	1,222	141	236
	Sustaining capital expenditures	569	901	1,381	208	251
	Non-sustaining capital expenditures	573	2,489	2,615	199	718
	Total capital expenditures - gold	$ 1,797	$ 4,491	$ 5,218	$ 548	$ 1,205
[1]	2013 and 2012 figures include capital expenditures related to Barrick Energy that was sold in third quarter 2013.

BARRICK YEAR-END 2014	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Cost of sales	$ 947	$ 1,091	$ 1,227	$ 270	$ 267
Depreciation/amortization	(171)	(184)	(253)	(52)	(49)
Treatment and refinement charges	120	126	95	42	36
Community relations	7	9	10	2	2
Less: royalties	(39)	(48)	(34)	(14)	(12)
Non-routine charges	(1)	5	(56)	-	1
Other metal sales	(1)	(1)	(1)	-	-
Other[1]	(26)	-	(22)	-	-
C1 cash cost of sales	$ 836	$ 998	$ 966	$ 248	$ 245
Depreciation/amortization	171	184	253	52	49
Royalties	39	48	34	14	12
Non-routine charges	1	(5)	56	-	(1)
Administration costs	16	16	9	4	3
Other expense (income)	(5)	17	27	(2)	3
C3 fully allocated cost of sales	$ 1,058	$ 1,258	$ 1,345	$ 316	$ 311
Pounds sold - consolidated basis (millions pounds)	435	519	472	139	134
C1 cash cost per pound[2]	$ 1.92	$ 1.92	$ 2.05	$ 1.78	$ 1.81
C3 fully allocated cost per pound[2]	$ 2.43	$ 2.42	$ 2.85	$ 2.27	$ 2.33
[1]

Includes $17 million related to copper cathode purchases and $10 million of abnormal costs related to the conveyor collapse at Lumwana, as these costs are not indicative of our normal production costs.

[2]	C1 cash costs per pound and C3 fully allocated costs may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2014	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net earnings

EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013
Net earnings (loss)	$ (2,959)	$ (10,603)	$ (549)	$ (3,040)	$ (2,772)
Income tax expense	306	630	(164)	(381)	(338)
Finance costs	721	589	121	180	248
Finance income	(11)	(9)	(11)	(2)	(2)
Depreciation	1,648	1,732	1,753	434	442
EBITDA	($ 295)	($ 7,661)	$ 1,150	$ (2,809)	($ 2,422)
Impairment charges	$ 4,106	$ 12,687	$ 6,502	$ 3,564	3,342
Adjusted EBITDA	$ 3,811	$ 5,026	$ 7,652	$ 755	$ 920
Reported as:
Cortez	$ 648	$ 1,610	$ 1,887	$ 96	$ 290
Goldstrike	628	693	1,340	114	198
Pueblo Viejo	912	569	-	197	166
Lagunas Norte	531	602	987	152	151
Veladero	446	522	819	121	92
Turquoise Ridge	156	129	162	31	41
Porgera	164	190	292	32	29
Kalgoorlie	148	182	286	35	52
Acacia	320	275	378	72	37
Copper	407	656	647	139	180
Other	(549)	(402)	854	(234)	(316)
Impairment charges	(4,106)	(12,687)	(6,502)	(3,564)	(3,342)
EBITDA	($ 295)	($ 7,661)	$ 1,150	($ 2,809)	($ 2,422)
Impairment charges	$ 4,106	$ 12,687	$ 6,502	$ 3,564	$ 3,342
Adjusted EBITDA	$ 3,811	$ 5,026	$ 7,652	$ 755	$ 920

BARRICK YEAR-END 2014	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements; and
•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

				For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold			Copper
	2014	2013	2012	2014	2013	2012
Sales	$ 8,744	$ 10,670	$ 12,564	$ 1,224	$ 1,651	$ 1,689
Sales applicable to non-controlling interests	(851)	(589)	(288)	-	-	-
Sales attributable to ore purchase agreement	-	(46)	(174)	-	-	-
Realized non-hedge gold/copper derivative (losses) gains	1	1	-	(11)	(22)	(76)
Treatment and refinement charges	11	6	6	120	126	95
Export duties	48	51	65	-	-	-
Other[1]	-	-	-	-	-	(22)
Revenues – as adjusted	$ 7,953	$ 10,093	$ 12,173	$ 1,333	$ 1,755	$ 1,686
Ounces/pounds sold (000s ounces/millions pounds)	6,284	7,174	7,292	435	519	472
Realized gold/copper price per ounce/pound[2]	$ 1,265	$ 1,407	$ 1,669	$ 3.03	$ 3.39	$ 3.57
[1]	Revenue related to copper cathode purchases made in second quarter 2014.
[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2014	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 93 to 98 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 93 to 98 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING RATE: Tonnes of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non–metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re–vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tonnes mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2014	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

GOLD MINERAL RESERVES (1)

As at December 31, 2014	PROVEN			PROBABLE			TOTAL

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Goldstrike Open Pit	56,802	3.01	5,504	17,390	3.97	2,220	74,192	3.24	7,724
Goldstrike Underground	4,156	9.85	1,316	2,505	7.13	574	6,661	8.83	1,890
Goldstrike Property Total	60,958	3.48	6,820	19,895	4.37	2,794	80,853	3.70	9,614
Pueblo Viejo (60.00%)	27,235	3.17	2,780	60,287	3.37	6,538	87,522	3.31	9,318
Cortez	15,418	2.30	1,141	138,403	1.96	8,710	153,821	1.99	9,851
Bald Mountain	16,421	0.96	509	44,056	0.60	852	60,477	0.70	1,361
Turquoise Ridge (75.00%)	4,619	17.39	2,583	3,580	16.29	1,875	8,199	16.91	4,458
Round Mountain (50.00%)	15,255	0.84	414	12,044	0.71	276	27,299	0.79	690
South Arturo (60.00%)	-	-	-	1,711	4.40	242	1,711	4.40	242
Ruby Hill	270	0.46	4	1,296	0.48	20	1,566	0.48	24
Hemlo	1,103	2.26	80	11,164	2.06	740	12,267	2.08	820
Golden Sunlight	846	1.43	39	1,435	1.91	88	2,281	1.73	127
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.65	3,586	725,926	0.59	13,848	898,202	0.60	17,434
Pascua-Lama	31,934	1.84	1,887	292,692	1.43	13,497	324,626	1.47	15,384
Veladero	21,491	0.80	552	150,512	0.86	4,185	172,003	0.86	4,737
Lagunas Norte	17,087	1.42	780	52,563	1.21	2,053	69,650	1.27	2,833
AUSTRALIA PACIFIC
Porgera (95.00%)	2,426	8.50	663	14,623	4.99	2,345	17,049	5.49	3,008
Kalgoorlie (50.00%)	64,175	0.94	1,940	24,892	1.93	1,542	89,067	1.22	3,482
Cowal	15,507	0.97	485	25,963	1.28	1,070	41,470	1.17	1,555
AFRICA
Bulyanhulu (63.90%)	941	11.73	355	23,828	7.49	5,735	24,769	7.65	6,090
North Mara (63.90%)	2,466	2.12	168	12,648	2.80	1,140	15,114	2.69	1,308
Buzwagi (63.90%)	4,244	1.01	138	9,023	1.50	436	13,267	1.35	574
OTHER	224	0.28	2	12,198	0.27	105	12,422	0.27	107

TOTAL	474,896	1.63	24,926	1,638,739	1.29	68,091	2,113,635	1.37	93,017

COPPER MINERAL RESERVES (1)

As at December 31, 2014	PROVEN			PROBABLE			TOTAL

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

Zaldivar	360,824	0.556	4,419.3	100,620	0.513	1,138.7	461,444	0.546	5,558.0
Lumwana	164,369	0.572	2,071.7	93,586	0.609	1,257.3	257,955	0.585	3,329.0
Jabal Sayid (50.00%)	224	2.248	11.1	12,198	2.559	688.2	12,422	2.554	699.3
TOTAL	525,417	0.561	6,502.1	206,404	0.678	3,084.2	731,821	0.594	9,586.3

(1)	See accompanying footnote #1.

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Goldstrike Open Pit	620	2.46	49	3,876	1.81	225	274	469	2.65	40
Goldstrike Underground	1,161	12.86	480	2,579	11.04	915	1,395	1,657	10.32	550
Goldstrike Property Total	1,781	9.24	529	6,455	5.49	1,140	1,669	2,126	8.63	590
Pueblo Viejo (60.00%)	2,185	2.88	202	72,563	2.61	6,099	6,301	1,993	2.51	161
Cortez	3,060	2.08	205	35,865	2.87	3,308	3,513	23,630	1.52	1,156
Goldrush	3,106	5.09	508	65,016	4.82	10,066	10,574	27,920	5.42	4,868
Bald Mountain	40,133	0.78	1,004	166,814	0.59	3,156	4,160	29,687	0.48	461
Turquoise Ridge (75.00%)	14,206	6.12	2,793	67,000	4.33	9,318	12,111	29,373	5.50	5,198
Round Mountain (50.00%)	10,413	0.61	204	13,353	0.55	236	440	7,861	0.51	130
South Arturo (60.00%)	5	-	-	32,415	1.46	1,525	1,525	5,799	0.68	126
Ruby Hill	2,898	0.87	81	185,447	0.64	3,842	3,923	22,627	1.39	1,010
Hemlo	457	4.29	63	36,473	1.37	1,608	1,671	5,025	2.10	340
Spring Valley (70.00%)	1,736	0.73	41	60,633	0.66	1,285	1,326	27,909	0.62	553
Golden Sunlight	22	1.41	1	5,588	1.56	280	281	2,280	2.02	148
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.30	167	205,268	0.36	2,362	2,529	371,580	0.38	4,493
Pascua-Lama	14,772	1.49	710	142,693	1.25	5,749	6,459	19,486	1.56	975
Veladero	7,174	0.63	145	164,797	0.70	3,727	3,872	5,911	0.44	83
Lagunas Norte	1,322	0.75	32	18,061	0.68	397	429	1,566	0.73	37
AUSTRALIA PACIFIC
Porgera (95.00%)	161	5.80	30	34,095	3.67	4,020	4,050	20,875	3.14	2,105
Kalgoorlie (50.00%)	5,410	1.48	257	18,224	1.52	889	1,146	604	2.27	44
Cowal	7,186	0.63	146	41,729	1.16	1,562	1,708	4,090	1.28	168
AFRICA
Bulyanhulu (63.90%)	-	-	-	7,923	8.49	2,163	2,163	8,770	9.90	2,791
North Mara (63.90%)	1,821	2.70	158	9,656	2.91	902	1,060	6,437	3.24	670
Buzwagi (63.90%)	134	1.62	7	30,751	1.30	1,282	1,289	2,954	1.24	118
Nyanzaga (63.90%)	-	-	-	62,208	1.31	2,621	2,621	1,944	0.93	58
OTHER	-	-	-	239	0.13	1	1	246	0.25	2

TOTAL	139,064	1.70	7,596	1,750,069	1.54	86,728	94,324	676,801	1.35	29,282

COPPER MINERAL RESOURCES (1,2)
As at December 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

Zaldivar	102,863	0.460	1,043.3	37,652	0.460	382.2	1,425.5	6,081	0.612	82.0
Lumwana	52,727	0.510	592.7	216,623	0.549	2,621.5	3,214.2	38	0.477	0.4
Jabal Sayid (50.00%)	-		-	239	1.442	7.6	7.6	246	2.747	14.9
TOTAL	155,590	0.477	1,636.0	254,514	0.537	3,011.3	4,647.3	6,365	0.693	97.3

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1,2,3)

For the year ended December 31, 2014		2014			2013
Based on attributable ounces		Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	74,192	3.24	7,724	76,436	3.31	8,122
	(mineral resource)	4,496	1.90	274	5,361	2.40	413
Goldstrike Underground	(proven and probable)	6,661	8.83	1,890	9,502	8.46	2,585
	(mineral resource)	3,740	11.60	1,395	5,430	10.37	1,810
Goldstrike Property Total	(proven and probable)	80,853	3.70	9,614	85,938	3.88	10,707
	(mineral resource)	8,236	6.30	1,669	10,791	6.41	2,223
Pueblo Viejo (60.00%)	(proven and probable)	87,522	3.31	9,318	92,844	3.25	9,694
	(mineral resource)	74,748	2.62	6,301	115,606	2.42	9,011
Cortez	(proven and probable)	153,821	1.99	9,851	188,434	1.82	11,024
	(mineral resource)	38,925	2.81	3,513	91,142	1.68	4,914
Goldrush	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	68,122	4.83	10,574	68,529	4.52	9,960
Bald Mountain	(proven and probable)	60,477	0.70	1,361	122,518	0.62	2,460
	(mineral resource)	206,947	0.63	4,160	187,278	0.59	3,579
Turquoise Ridge (75.00%)	(proven and probable)	8,199	16.91	4,458	8,893	17.73	5,070
	(mineral resource)	81,206	4.64	12,111	82,119	4.35	11,488
Round Mountain (50.00%)	(proven and probable)	27,299	0.79	690	42,146	0.68	919
	(mineral resource)	23,766	0.58	440	38,115	0.74	904
South Arturo (10.00%)	(proven and probable)	1,711	4.40	242	18,620	1.68	1,007
	(mineral resource)	32,420	1.46	1,525	29,598	1.51	1,440
Ruby Hill	(proven and probable)	1,566	0.48	24	4,502	0.97	140
	(mineral resource)	188,345	0.65	3,923	161,869	0.69	3,612
Hemlo	(proven and probable)	12,267	2.08	820	12,802	2.48	1,019
	(mineral resource)	36,930	1.41	1,671	52,847	1.12	1,903
Marigold Mine (0.00%)(4)	(proven and probable)	-	-	-	80,010	0.54	1,389
	(mineral resource)	-	-	-	11,188	0.44	158
Spring Valley (70.00%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	62,369	0.66	1,326	-	-	-
Golden Sunlight	(proven and probable)	2,281	1.73	127	3,650	1.67	196
	(mineral resource)	5,610	1.56	281	4,279	1.24	170
Donlin Gold (50.00%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	270,668	2.24	19,503	270,668	2.24	19,503
SOUTH AMERICA			-			-
Cerro Casale (75.00%)	(proven and probable)	898,202	0.60	17,434	898,202	0.60	17,434
	(mineral resource)	222,485	0.35	2,529	228,576	0.34	2,530
Pascua-Lama	(proven and probable)	324,626	1.47	15,384	324,626	1.47	15,384
	(mineral resource)	157,465	1.28	6,459	157,465	1.28	6,459
Veladero	(proven and probable)	172,003	0.86	4,737	186,626	0.85	5,117
	(mineral resource)	171,971	0.70	3,872	164,387	0.68	3,588
Lagunas Norte	(proven and probable)	69,650	1.27	2,833	90,800	1.28	3,751
	(mineral resource)	19,383	0.69	429	33,795	0.70	757
AUSTRALIA PACIFIC			-			-
Porgera (95.00%)	(proven and probable)	17,049	5.49	3,008	23,134	4.10	3,051
	(mineral resource)	34,256	3.68	4,050	36,592	2.75	3,238
Kalgoorlie (50.00%)	(proven and probable)	89,067	1.22	3,482	91,793	1.26	3,718
	(mineral resource)	23,634	1.51	1,146	25,185	1.49	1,204
Cowal	(proven and probable)	41,470	1.17	1,555	47,875	1.18	1,816
	(mineral resource)	48,915	1.09	1,708	63,328	1.08	2,203
Plutonic (0.00%)(5)	(proven and probable)	-	-	-	442	9.22	131
	(mineral resource)	-	-	-	4,204	6.53	883
Kanowna Belle (0.00%)(6)	(proven and probable)	-	-	-	2,616	4.85	408
	(mineral resource)	-	-	-	3,392	4.70	513
AFRICA			-			-
Bulyanhulu (63.90%)(7)	(proven and probable)	24,769	7.65	6,090	27,775	7.77	6,937
	(mineral resource)	7,923	8.49	2,163	7,556	10.65	2,588
North Mara (63.90%)(7)	(proven and probable)	15,114	2.69	1,308	16,043	3.17	1,634
	(mineral resource)	11,477	2.87	1,060	18,672	3.32	1,991
Buzwagi (63.90%)(7)	(proven and probable)	13,267	1.35	574	17,813	1.45	828
	(mineral resource)	30,885	1.30	1,289	36,291	1.29	1,506
Nyanzaga (63.90%)(7)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	62,208	1.31	2,621	71,943	1.31	3,032
OTHER	(proven and probable)	12,422	0.27	107	25,338	0.27	217
	(mineral resource)	239	0.13	1	870	0.18	5
TOTAL	(proven and probable)	2,113,635	1.37	93,017	2,413,440	1.34	104,051
	(mineral resource)	1,889,133	1.55	94,324	1,976,285	1.56	99,362

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.
(3)	Measured plus indicated resources
(4)	See accompanying footnote #2.
(5)	See accompanying footnote #3.
(6)	See accompanying footnote #4.
(7)	See accompanying footnote #5.

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2014	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES				TOTAL

Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Tonnes (000s)	Grade (gm/t)	Contained ozs (000s)	Process recovery %

NORTH AMERICA
Pueblo Viejo (60.00%)	27,235	22.928	20,076	60,287	19.74	38,255	87,522	20.73	58,331	87.0%
SOUTH AMERICA
Cerro Casale (75.00%)	172,276	1.907	10,565	725,926	1.43	33,451	898,202	1.52	44,016	69.0%
Pascua-Lama	31,934	69.840	71,705	292,692	64.09	603,137	324,626	64.66	674,842	81.7%
Lagunas Norte	15,123	3.856	1,875	52,563	4.75	8,026	67,686	4.55	9,901	19.5%
Veladero	12,606	11.989	4,859	150,512	16.51	79,892	163,118	16.16	84,751	9.6%
AFRICA
Bulyanhulu (63.90%)	941	8.83	267	23,828	7.22	5,530	24,769	7.28	5,797	64.9%

TOTAL	260,115	13.08	109,347	1,305,808	18.30	768,291	1,565,923	17.43	877,638	73.6%

(1)	Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2014	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES				TOTAL

Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Process recovery %

NORTH AMERICA
Pueblo Viejo (60.00%)	27,235	0.094	56.6	60,287	0.118	156.5	87,522	0.110	213.1	79.5%

SOUTH AMERICA
Cerro Casale (75.00%)	172,276	0.190	721.3	725,926	0.226	3,613.3	898,202	0.219	4,334.6	87.4%
Pascua-Lama	31,934	0.094	66.1	292,692	0.069	447.8	324,626	0.072	513.9	38.5%

AFRICA
Bulyanhulu (63.90%)	941	0.660	13.7	18,025	0.583	231.5	18,966	0.586	245.2	95.0%
Buzwagi (63.90%)	4,244	0.067	6.3	9,023	0.109	21.6	13,267	0.095	27.9	64.9%

TOTAL	236,630	0.166	864.0	1,105,953	0.183	4,470.7	1,342,583	0.180	5,334.7	82.6%

(1)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable ounces	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Contained ozs (000’s)

NORTH AMERICA
Pueblo Viejo (60.00%)	2,185	18.18	1,277	72,563	15.17	35,394	36,671	1,993	21.22	1,360

SOUTH AMERICA
Cerro Casale (75.00%)	17,217	1.19	661	205,268	1.06	6,985	7,646	371,580	1.04	12,379
Pascua-Lama	14,772	26.37	12,525	142,658	22.28	102,178	114,703	19,476	20.13	12,607
Lagunas Norte	1,322	2.26	96	18,061	2.10	1,221	1,317	1,566	2.48	125
Veladero	7,174	0.68	157	164,797	0.52	2,772	2,929	5,911	0.31	59
AFRICA
Bulyanhulu (63.90%)	-	-	-	7,923	6.50	1,657	1,657	8,576	7.26	2,001

TOTAL	42,670	10.73	14,716	611,270	7.64	150,207	164,923	409,102	2.17	28,531

(1)	Resources which are not reserves do not have demonstrated economic viability.

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2014	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

NORTH AMERICA
Pueblo Viejo (60.00%)	2,185	0.118	5.7	72,563	0.083	133.1	138.8	1,993	0.020	0.9

SOUTH AMERICA
Cerro Casale (75.00%)	17,217	0.132	50.1	205,268	0.164	743.8	793.9	371,580	0.192	1,570.2
Pascua-Lama	14,772	0.072	23.5	142,693	0.061	193.4	216.9	19,486	0.040	17.3

AFRICA
Buzwagi (63.90%)	134	0.102	0.3	30,751	0.110	74.3	74.6	2,954	0.109	7.1

TOTAL	34,308	0.105	79.6	451,275	0.115	1,144.6	1,224.2	396,013	0.183	1,595.5

(1)	Resources which are not reserves do not have demonstrated economic viability.

NICKEL MINERAL RESOURCES (1)

For the year ended Dec. 31, 2014	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED

Based on attributable pounds	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000’s)	Grade (%)	Contained lbs (millions)

AFRICA
Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	701.9	1,080.9	10,400	2.600	596.1

(1)	Resources which are not reserves do not have demonstrated economic viability.

Mineral Reserves and Resources Notes

1.            Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2014 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not recognize such terms. Canadian standards differ significantly from the requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, Director, LOM Planning, of Barrick. Except as noted below, reserves have been calculated using an assumed long-term average gold price of USD $1,100 per ounce, a silver price of USD $17.00 per ounce, a copper price of US $3.00 per pound and exchange rates of 1.10 CAD/USD and 0.91 USD/AUD. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of USD $1,200. Reserves at Kalgoorlie assumed a gold price of AUD $1,350 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of US $1,300. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Resources as at December 31, 2014 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2.            On April 4, 2014, the Company divested its interest in the Marigold mine. For additional information regarding this matter, see page 29 of Barrick’s Year-End Report 2014.

3.            On January 31, 2014, the Company divested the Plutonic mine. For additional information regarding this matter, see page 30 of Barrick’s Year-End Report 2014.

4.            On March 1, 2014, the Company divested the Kanowna Bell mine. For additional information regarding this matter, see page 30 of Barrick’s Year-End Report 2014.

5.            On March 11, 2014, the Company divested 41 million shares in Acacia Gold, reducing the Company’s interest in Acacia Gold to 63.90%. For additional information regarding this matter, see page 29 of Barrick’s Year-End Report 2014.

6.            On December 3, 2014, the Company divested 50% of its interest in the Jabal Sayid project. For additional information regarding this matter, see page 29 of Barrick’s Year-End Report 2014.

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Ammar Al-Joundi

Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 18, 2015

BARRICK YEAR END 2014	99	MANAGEMENT’S RESPONSIBILITY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 101 - 103 of Barrick’s 2014 Annual Financial Statements.

BARRICK YEAR END 2014	100	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 18, 2015

Independent Auditor’s Report

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s (the company) 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

    PricewaterhouseCoopers LLP

    PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

    T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

    “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licenced Public Accountants

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2014	2013
Revenue (notes 5 and 6)	$10,239	$12,527
Costs and expenses
Cost of sales (notes 5 and 7)	6,830	7,329
General and administrative expenses (note 10)	385	390
Exploration, evaluation and project expenses (notes 5 and 8)	392	680
Impairment charges (note 9b)	4,106	12,687
Loss on currency translation	132	180
Closed mine rehabilitation	83	100
Loss (gain) on non-hedge derivatives (note 24e)	193	(76)
Other expense (income) (note 9a)	(14)	56
Loss before finance items and income taxes	(1,868)	(8,819)
Finance items
Finance income	11	9
Finance costs (note 13)	(796)	(657)
Loss before income taxes	(2,653)	(9,467)
Income tax expense (note 11)	(306)	(630)
Loss from continuing operations	(2,959)	(10,097)
Loss from discontinued operations (note 4e)	-	(506)
Net loss	$(2,959)	$(10,603)
Attributable to:
Equity holders of Barrick Gold Corporation	$(2,907)	$(10,366)
Non-controlling interests (note 31)	$(52)	$(237)

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 12)
Loss from continuing operations
Basic	$(2.50)	$(9.65)
Diluted	$(2.50)	$(9.65)
Loss from discontinued operations
Basic	$-	$(0.49)
Diluted	$-	$(0.49)
Net loss
Basic	$(2.50)	$(10.14)
Diluted	$(2.50)	$(10.14)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	104	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2014	2013
Net loss	$(2,959)	$(10,603)
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $nil, $6	18	(68)
Realized (gains) losses and impairments on AFS financial securities, net of tax $nil, ($3)	18	17
Unrealized gains (losses) on derivative investments designated as cash flow hedges, net of tax $6, ($7)	(35)	(63)
Realized (gains) losses on derivative investments designated as cash flow hedges, net of tax ($1), $73	(88)	(325)
Currency translation adjustments gain (loss), net of tax $nil, $nil	(43)	(93)
Items that will not be reclassified to profit or loss:
Remeasurement gains (losses) of post-employment benefit obligations, net of tax $10, ($13)	(19)	24
Total other comprehensive loss	(149)	(508)
Total comprehensive loss	$(3,108)	$(11,111)
Attributable to:
Equity holders of Barrick Gold Corporation
Continuing operations	$(3,056)	$(10,337)
Discontinued operations	$-	$(537)
Non-controlling interests	$(52)	$(237)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	105	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2014	2013
OPERATING ACTIVITIES
Net loss from continuing operations	$(2,959)	$(10,097)
Adjustments for the following items:
Depreciation	1,648	1,732
Finance costs (note 13)	796	657
Impairment charges (note 9b)	4,106	12,687
Income tax expense (note 11)	306	630
Increase in inventory	(78)	(352)
Proceeds from settlement of hedge contracts	-	219
Loss (gain) on non-hedge derivatives (note 24e)	193	(76)
Gain on sale of long-lived assets/investments	(52)	(41)
Other operating activities (note 14a)	(442)	601
Operating cash flows before interest and income taxes	3,518	5,960
Interest paid	(707)	(662)
Income taxes paid	(515)	(1,109)
Net cash provided by operating activities from continuing operations	2,296	4,189
Net cash provided by operating activities from discontinued operations	-	50
Net cash provided by operating activities	2,296	4,239
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(2,432)	(5,501)
Sales proceeds	72	50
Proceeds from joint venture agreement of Jabal Sayid	216	-
Divestitures (note 4)	166	522
Investment sales	120	18
Other investing activities (note 14b)	(92)	(262)
Net cash used in investing activities from continuing operations	(1,950)	(5,173)
Net cash used in investing activities from discontinued operations	-	(64)
Net cash used in investing activities	(1,950)	(5,237)
FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	-	1
Proceeds on common share offering (note 30)	-	2,910
Proceeds from divestment of 10% of issued ordinary share capital of Acacia (note 4c)	186	-
Debt (note 24b)
Proceeds	141	5,414
Repayments	(188)	(6,412)
Dividends (note 30)	(232)	(508)
Funding from non-controlling interests (note 31)	24	55
Other financing activities (note 14c)	9	(118)
Net cash provided by (used in) financing activities from continuing operations	(60)	1,342
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by (used in) financing activities	(60)	1,342
Effect of exchange rate changes on cash and equivalents	(11)	(17)
Net increase in cash and equivalents	275	327
Cash and equivalents at beginning of year (note 24a)	2,404	2,097
Add: cash and equivalents of assets classified as held for sale at the beginning of year	20	-
Cash and equivalents at the end of year (note 24a)	$2,699	$2,424
Less: cash and equivalents of assets classified as held for sale at the end of year	-	20
Cash and equivalents excluding assets classified as held for sale at the end of year	$2,699	$2,404

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	106	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31,	As at December 31,
(in millions of United States dollars)	2014	2013
ASSETS
Current assets
Cash and equivalents (note 24a)	$2,699	$2,404
Accounts receivable (note 17)	418	385
Inventories (note 16)	2,722	2,679
Other current assets (note 17)	311	421
Total current assets (excluding assets classified as held for sale)	6,150	5,889
Assets classified as held for sale	-	323
Total current assets	6,150	6,212

Non-current assets
Equity in investees (note 15a)	206	27
Other investments (note 15b)	35	120
Property, plant and equipment (note 18)	19,193	21,688
Goodwill (note 19a)	4,426	5,835
Intangible assets (note 19b)	308	320
Deferred income tax assets (note 29)	674	501
Non-current portion of inventory (note 16)	1,684	1,679
Other assets (note 21)	1,203	1,066
Total assets	$33,879	$37,448
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 22)	$1,653	$2,165
Debt (note 24b)	333	179
Current income tax liabilities	84	75
Other current liabilities (note 23)	490	303
Total current liabilities (excluding liabilities classified as held for sale)	2,560	2,722
Liabilities classified as held for sale	-	162
Total current liabilities	2,560	2,884

Non-current liabilities
Debt (note 24b)	12,748	12,901
Provisions (note 26)	2,561	2,428
Deferred income tax liabilities (note 29)	2,036	2,258
Other liabilities (note 28)	1,112	976
Total liabilities	21,017	21,447
Equity
Capital stock (note 30)	20,864	20,869
Deficit	(10,739)	(7,581)
Accumulated other comprehensive income (loss)	(199)	(69)
Other	321	314
Total equity attributable to Barrick Gold Corporation shareholders	10,247	13,533
Non-controlling interests (note 31)	2,615	2,468
Total equity	12,862	16,001
Contingencies and commitments (notes 2, 16, 18 and 35)
Total liabilities and equity	$33,879	$37,448

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

John L. Thornton, Chairman	Steven J. Shapiro, Director

BARRICK YEAR END 2014	107	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2014	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001
Net loss	-	-	(2,907)	-	-	(2,907)	(52)	(2,959)
Total other comprehensive loss	-	-	(19)	(130)	-	(149)	-	(149)
Total comprehensive loss	-	$-	$(2,926)	$(130)	$-	$(3,056)	$(52)	$(3,108)
Transactions with owners
Dividends	-	-	(232)	-	-	(232)	-	(232)
Issued on exercise of stock options	18	-	-	-	-	-	-	-
Derecognition of stock option expense	-	(5)	-	-	-	(5)	-	(5)
Recognized on divestment of 10% of Acacia Mining plc	-	-	-	-	7	7	174	181
Funding from non-controlling interests	-	-	-	-	-	-	29	29
Other decrease in non-controlling interests	-	-	-	-	-	-	(4)	(4)
Total transactions with owners	18	$(5)	$(232)	$-	$7	$(230)	$199	$(31)
At December 31, 2014	1,164,670	$20,864	$(10,739)	$(199)	$321	$10,247	$2,615	$12,862

At January 1, 2013	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636
Net loss	-	-	(10,366)	-	-	(10,366)	(237)	(10,603)
Total other comprehensive income (loss)	-	-	24	(532)	-	(508)	-	(508)
Total comprehensive loss	-	$-	$(10,342)	$(532)	$-	$(10,874)	$(237)	$(11,111)
Transactions with owners
Dividends	-	-	(508)	-	-	(508)	-	(508)
Issued on public equity offering	163,500	2,934	-	-	-	2,934	-	2,934
Issued on exercise of stock options	44	1	-	-	-	1	-	1
Recognition of stock option expense	-	8	-	-	-	8	-	8
Funding from non-controlling interests	-	-	-	-	-	-	55	55
Other decrease in non-controlling interests	-	-	-	-	-	-	(14)	(14)
Total transactions with owners	163,544	$2,943	$(508)	$-	$-	$2,435	$41	$2,476
At December 31, 2013	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001

[1]	Includes cumulative translation adjustments as at December 31, 2014: $122 million loss (2013: $80 million).

2 Includes additional paid-in capital as at December 31, 2014: $283 million (December 31, 2013: $276 million) and convertible borrowings - equity component as at December 31, 2014: $38 million (December 31, 2013: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	108	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, JPY, PGK, TZS, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Japanese yen, Papua New Guinea kina, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina, Australia, Dominican Republic and Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), formerly African Barrick Gold plc, a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business contains producing copper mines located in Chile and Zambia and a mine under construction in Saudi Arabia. We also have projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. Certain items within the statement of income have been reclassified in the current year. The prior periods have been restated to reflect the change in presentation. The most significant changes relate to: i) reclassifying closed mine rehabilitation costs and loss (gain) on currency translation from other expense (income) into separate line items on the consolidated statement of income; ii) corporate social responsibility costs have been reclassified from other expenses (income) into community relations costs within cost of sales and within exploration, evaluation and project expenses; and iii) reclassifying energy sales and related cost of sales from other expense (income) into revenue and cost of sales, respectively. These consolidated financial statements were approved for issuance by the Board of Directors on February 18, 2015.

B)	Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

BARRICK YEAR END 2014	109	NOTES TO FINANCIAL STATEMENTS

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investment in the JV is accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, dividends, cash contributions and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2014:

	Place of business	Entity type	Economic interest[1]	Method[2]
Round Mountain Mine	United States	JO	50%	Our share
Turquoise Ridge Mine[3]	United States	JO	75%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Porgera Mine	Papua New Guinea	JO	95%	Our share
Acacia Mining plc[4]	Tanzania	Subsidiary, publicly traded	63.9%	Consolidation
Pueblo Viejo[4]	Dominican Republic	Subsidiary	60%	Consolidation
Cerro Casale Project[4]	Chile	Subsidiary	75%	Consolidation
Donlin Gold Project	United States	JO	50%	Our share
Jabal Sayid[5]	Saudi Arabia	JV	50%	Equity Method
Kabanga Project[5,6]	Tanzania	JV	50%	Equity Method

[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by their partners in proportion to their economic interest.
[2]	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
[3]	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
[4]	We consolidate our interests in Pueblo Viejo, Cerro Casale and Acacia and record a non-controlling interest for the 40%, 25% and 36.1%, respectively, that we do not own.
[5]	Barrick has commitments of $29 million relating to its interest in the joint ventures in 2014.
[6]

Our JV is an early stage exploration project and, as such, does not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 15 for further details.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is

BARRICK YEAR END 2014	110	NOTES TO FINANCIAL STATEMENTS

recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the acquisition of control is compared with the fair value of the identifiable net assets at that date. If fair value is greater than/less than carrying value, gain/loss is recorded in the consolidated statement of income.

D)	Non-current assets and disposal groups held for sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held for sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as held-for sale, property, plant and equipment are no longer amortized. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

E)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

F)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be

BARRICK YEAR END 2014	111	NOTES TO FINANCIAL STATEMENTS

determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

G)	Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant & Equipment, as described in note 2(m).

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint

BARRICK YEAR END 2014	112	NOTES TO FINANCIAL STATEMENTS

ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

J)	Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as available-for-sale. Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments are sold and are calculated using the average carrying amount of securities sold.

If the fair value of an investment declines below the carrying amount, we undertake qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an available-for-sale investment has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized. If the value of a previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in OCI and the previously recorded impairment losses are not reversed through the consolidated statement of income.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average

BARRICK YEAR END 2014	113	NOTES TO FINANCIAL STATEMENTS

basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

L)	Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property Plant and Equipment.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

M)	Property, Plant and Equipment

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	5 - 29 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

BARRICK YEAR END 2014	114	NOTES TO FINANCIAL STATEMENTS

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation, until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate

BARRICK YEAR END 2014	115	NOTES TO FINANCIAL STATEMENTS

a future economic benefit when the related stripping activity: (i) improves access to a component of the ore body to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan in the current component of the ore body that has been made more accessible through the stripping activity and all future components in the current plan that benefit from the particular stripping activity. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

Construction-in-Progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain or receivable as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

N)	Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested annually for impairment at the start of the fourth quarter for all of our segments. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time. At the date of acquisition, goodwill is assigned to the cash generating unit (“CGU”) or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”), the Co-Presidents.

The recoverable amount of an operating segment is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

O)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

BARRICK YEAR END 2014	116	NOTES TO FINANCIAL STATEMENTS

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

P)	Impairment of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGU, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes any liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of VIU and FVLCD. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, and it has been determined that the asset is no longer impaired or that impairment has decreased. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

Q)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income

BARRICK YEAR END 2014	117	NOTES TO FINANCIAL STATEMENTS

when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

T)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to note 25 for further information.

U)	Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E

BARRICK YEAR END 2014	118	NOTES TO FINANCIAL STATEMENTS

and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

W)	Stock-Based Compensation

Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)), cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) and Performance Granted Share Units (“PGSU”) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e. cost of sales, operating segment administration, corporate administration) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

BARRICK YEAR END 2014	119	NOTES TO FINANCIAL STATEMENTS

Employee Stock Option Plan (“ESOP”)

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units (“RSU”)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units (“DSU”)

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs.

Performance Restricted Share Units (“PRSU”)

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of shares issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units (“PGSU”)

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant. Upon vesting, PGSUs are converted into common shares and these shares cannot be sold until the employee retires or leaves Barrick. PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

BARRICK YEAR END 2014	120	NOTES TO FINANCIAL STATEMENTS

Employee Share Purchase Plan

Under our ESPP plan, Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

X)    Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumption that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

Y)	New Accounting Standards Adopted during the Year

The Company has adopted IFRIC 21 Levies effective January 1, 2014.

IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy. We performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on our consolidated financial statements.

Z)	New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains

BARRICK YEAR END 2014	121	NOTES TO FINANCIAL STATEMENTS

but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments.

The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 will be applied starting January 1, 2015 and consequently, we will amend our accounting policy for derivative instruments and hedge accounting reflecting the early adoption. We expect to have reduced volatility in our income statements and an increase in the amount of unrealized gains and losses being reported in OCI as a result of adopting IFRS 9.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 15.

3 > CRITICAL JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources, form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Refer to notes 18 and 20.

Impairment and reversal of impairment for non-current assets and impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually at the start of the fourth quarter for all of our operating segments. Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to note 2n, note 2p and note 20 for further information. Other than what is disclosed in note 20, we have not identified any impairment triggers or any indicators that prior impairments are required to be tested for reversal for the year ended December 31, 2014.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 26 for further information.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the

BARRICK YEAR END 2014	122	NOTES TO FINANCIAL STATEMENTS

outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, and the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to note 2i, note 11 and note 29 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama

As a result of our decision to suspend the construction of our Pascua-Lama project, significant judgment and estimation has been used in determining our accrued liabilities, including: demobilization, contract claims, severance and VAT refunds previously received in Chile. For contractors, it is necessary to estimate accruals for work completed but not yet invoiced based on subjective assessments of the stage of completion of their work in relation to invoices rendered; and for costs arising from existing contracts for legal or constructive obligations arising from our demobilization actions. In addition, we have received VAT refunds in Chile related to Pascua-Lama of $543 million that will require repayment should the project not come into production by 2017, which has not been accrued as the suspension is considered temporary. We expect to be able to extend the date of the commencement of production with the Chilean authorities to avoid repaying these amounts, although if unsuccessful, would be required to repay them. We also recorded VAT recoverable in Argentina of $461 million at December 31, 2014 (December 31, 2013 – $519 million), which may not be recoverable should the project not advance to production and is subject to devaluation risk as the amounts are recoverable in Argentine pesos.

Refer to note 27 for a summary of our key financial risks.

Other Notes to the Financial Statements

Note
Divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration, evaluation and project expenses	8
Other expense (income)	9
General and administrative expenses	10
Income tax expense	11
Loss per share	12
Finance costs	13
Cash flow – other items	14
Investments	15
Inventories	16
Accounts receivable and other current assets	17
Property, plant and equipment	18
Goodwill and other intangible assets	19
Impairment of goodwill and non-current assets	20
Other assets	21
Accounts payable	22
Other current liabilities	23
Financial instruments	24
Fair value measurements	25
Provisions	26
Financial risk management	27
Other non-current liabilities	28
Deferred income taxes	29
Capital stock	30
Non-controlling interests	31
Remuneration of key management personnel	32
Stock-based compensation	33
Post-retirement benefits	34
Contingencies	35

BARRICK YEAR END 2014	123	NOTES TO FINANCIAL STATEMENTS

4 > DIVESTITURES

A) Divestment	of 50 percent interest in Jabal Sayid

On July 13, 2014, Barrick entered into an agreement to form a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50 percent owned by the Saudi Arabian government, acquired its 50 percent interest in the new joint venture company for cash consideration of $216 million. The transaction closed on December 3, 2014. Since the transaction resulted in a loss of control, the assets and liabilities were written down to their fair value less costs of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill, for the year ended December 31, 2014. Refer to note 20 for further details of the impairment loss.

Jabal Sayid is a joint arrangement which is structured through a separate entity of which Barrick is a 50 percent shareholder. The terms of the contractual arrangement provide that we have rights to 50 percent of the net earnings of the entity, and therefore we concluded that it was a joint venture and, as such, we recorded it as an equity method investment.

B) Disposition	of Australian assets

On January 31, 2014, we closed the sale of our Plutonic mine for total cash consideration of $22 million. In addition, on March 1, 2014, we completed the sale of our Kanowna mine for total cash consideration of $67 million. The transactions resulted in a loss of $5 million for the year ended December 31, 2014.

On September 30, 2013, we recorded the sale of Yilgarn South assets, which comprised of Granny Smith, Lawlers and Darlot mines from Australia for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares (“GFL”). We measured GFL shares using the quoted market price at September 30, 2013 and there were no restrictions on when we would be able to divest these shares. As a result of this sale, we recognized a gain of $11 million for the year ended December 31, 2013.

C) Disposition	of 10 percent interest in Acacia

On March 11, 2014, we completed the divestment of 41 million ordinary shares in Acacia, representing 10 percent of the issued ordinary share capital of Acacia for net cash proceeds of $186 million. Subsequent to the divestment, we continue to retain a controlling interest in Acacia and continue to consolidate Acacia. We have accounted for the divestment as an equity transaction and, accordingly, recorded the difference between the proceeds received and the carrying value of $179 million as $7 million of additional paid-in capital in shareholders’ equity.

D) Disposition	of Marigold mine

On April 4, 2014, we completed the divestiture of our minority interest in the Marigold mine, for total cash consideration of $86 million. The transaction resulted in a gain of $21 million for the year ended December 31, 2014.

E) Disposition	of Barrick Energy

On July 31, 2013, we closed the sale of Barrick Energy for total proceeds of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As a result of the sale, we recognized a loss of $519 million for the year ended December 31, 2013 representing the difference between the net proceeds and our carrying value.

The condensed statement of income for Barrick Energy for the year ended December 31, 2013, which has been disclosed as a discontinued operation in the consolidated statements of income, is as follows:

For the year ended December 31	2013
Revenue	$ 93
Cost of sales[1]	79
Loss on remeasurement/impairment	519
Other expense	13
Loss before finance items and income taxes	(518)
Finance items	(1)
Loss before income taxes	(519)
Income tax recovery	13
Net loss	$ (506)

1 Includes depreciation of $43 million for the year ended December 31, 2013.

BARRICK YEAR END 2014	124	NOTES TO FINANCIAL STATEMENTS

5 > SEGMENT INFORMATION

As a result of the organizational changes that were implemented in third quarter 2014, we have determined that our Co-Presidents, acting together, are Barrick’s Chief Operating Decision Maker (“CODM”). Beginning in fourth quarter 2014, CODM reviews the operating results, assesses performance and makes capital allocation decisions at the mine site or project level, with the exception of Acacia which is reviewed and assessed as a separate business. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. As a result, our former North America Portfolio, Australia Pacific and Copper operating segments have been eliminated and each individual mine within those segments is now an operating segment. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into two other categories: (a) our remaining gold mines and (b) our two copper mines.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, operating segment administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on hedge and non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

    Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2014	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)
Goldstrike	$1,154	$519	$132	$1	$6	$496
Cortez	1,093	432	255	1	12	393
Pueblo Viejo	1,552	642	243	-	(2)	669
Lagunas Norte	775	243	92	2	(1)	439
Veladero	894	438	116	3	7	330
Turquoise Ridge	252	94	17	1	1	139
Porgera	644	465	80	2	13	84
Kalgoorlie	417	267	42	1	1	106
Acacia	923	564	129	18	21	191
Pascua-Lama	-	-	14	113	(12)	(115)
Other Mines - Gold	1,282	785	301	13	(4)	187
Other Mines - Copper[2]	1,226	787	174	42	(10)	233
	$ 10,212	$ 5,236	$ 1,595	$ 197	$ 32	$ 3,152

BARRICK YEAR END 2014	125	NOTES TO FINANCIAL STATEMENTS

    Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2013	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)
Goldstrike	$1,252	$550	$112	$ -	$9	$581
Cortez	1,938	315	321	3	10	1,289
Pueblo Viejo	995	435	139	-	(9)	430
Lagunas Norte	839	227	54	3	7	548
Veladero	941	400	168	6	13	354
Turquoise Ridge	225	95	14	-	1	115
Porgera	659	450	74	7	12	116
Kalgoorlie	468	281	28	1	4	154
Acacia	937	596	160	17	49	115
Pascua-Lama	-	-	3	388	-	(391)
Other Mines - Gold	2,474	1,485	409	30	25	525
Other Mines - Copper[2]	1,653	926	188	57	14	468
	$ 12,381	$ 5,760	$ 1,670	$ 512	$ 135	$ 4,304

[1]

Other expenses include accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2014, accretion expense was $51 million (2013: $51 million). Refer to note 9a for details of other expenses (income).

[2]	Includes exploration and evaluation expense and losses from equity investees that hold copper projects.

Reconciliation of Segment Income to Loss from Continuing Operations Before Income Taxes
For the years ended December 31	2014	2013
Segment income	$3,152	$4,304
Other revenue[1]	27	146
Other cost of sales/amortization[1,2]	1	101
Exploration, evaluation and project expenses not attributable to segments	(195)	(168)
General and administrative expenses	(385)	(390)
Other (expense) income not attributable to segments	(5)	28
Impairment charges	(4,106)	(12,687)
Loss on currency translation	(132)	(180)
Closed mine rehabilitation	(83)	(100)
Finance income	11	9
Finance costs (includes non segment accretion)	(745)	(606)
(Loss) gain on non-hedge derivatives	(193)	76
Loss before income taxes	$(2,653)	$(9,467)

1 Includes revenue and costs from Pierina, which is not part of any of our operating segments. Pierina entered closure in 2013.

2 Includes all realized hedge gains/losses.

BARRICK YEAR END 2014	126	NOTES TO FINANCIAL STATEMENTS

Geographic Information

	Non-current assets[1]		Revenue[2]
	As at Dec. 31, 2014	As at Dec. 31, 2013	2014	2013
United States	$ 9,455	$ 7,014	$ 3,095	$ 4,117
Zambia	395	1,036	515	666
Chile	3,711	3,998	711	987
Dominican Republic	5,208	4,836	1,552	995
Argentina	2,517	2,425	894	941
Tanzania	1,717	1,549	923	937
Canada	495	448	283	278
Saudi Arabia	343	741	-	-
Australia	1,155	997	821	1,962
Papua New Guinea	668	672	644	659
Peru	1,045	734	801	985
Unallocated[1]	1,020	6,786	-	-
Total	$ 27,729	$ 31,236	$ 10,239	$ 12,527
[1]	As a result of the reorganization of our operating segments in the fourth quarter of 2014, the presentation of the 2014 non-current asset information differs from the 2013 information, which reflects the presentation under the previous operating segment grouping. The primary difference relates to the presentation of goodwill in our former operating units in 2013 while being presented with the individual mine site for 2014. We have determined that it is not practical to restate prior year comparative information into current year segment presentation, nor is it practical to disclose 2014 information into the previous segment grouping, as the goodwill impairments recorded in each of 2013 and 2014 would have been determined at the operating segment level which is different in each year. As a result, the 2014 non-current asset information is presented under the updated segment presentation and the comparative 2013 information is disclosed under the previous segment grouping.
[2]	Presented based on the location from which the product originated.

    Capital Expenditures Information

	Segment Capital Expenditures[1]
	For the year ended Dec. 31, 2014	For the year ended Dec. 31, 2013
Goldstrike	$ 558	$ 474
Cortez	189	396
Pueblo Viejo	134	169
Lagunas Norte	82	145
Veladero	173	208
Turquoise Ridge	30	55
Porgera	33	171
Kalgoorlie	66	66
Acacia	254	387
Pascua-Lama	195	2,226
Other Mines - Gold	183	487
Other Mines - Copper	298	405
Segment total	$ 2,195	$ 5,189
Other items not allocated to segments	69	120
Total	$ 2,264	$ 5,309

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2014, cash expenditures were $2,432 million (2013: $5,501 million) and the decrease in accrued expenditures was $168 million (2013: $192 million decrease).

BARRICK YEAR END 2014	127	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE

For the years ended December 31	2014	2013
Gold bullion sales[1]
Spot market sales	$ 8,471	$ 10,427
Concentrate sales	273	243
	$ 8,744	$ 10,670
Copper sales[1]
Copper cathode sales	$ 710	$ 987
Concentrate sales	514	664
	$ 1,224	$ 1,651
Other sales[2]	$ 271	$ 206
Total	$ 10,239	$ 12,527
[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 24d).
[2]	Revenues include the sale of by-products for our gold and copper mines and energy sales from Monte Rio.

Principal Products

All of our gold mining operations produce gold in doré form, except Acacia’s gold mines of Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Revenue

Revenue is presented net of direct sales taxes of $48 million (2013: $51 million). Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2014 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price $M
As at December 31	2014	2013	2014	2013
Copper pounds (millions)	82	63	$24	$21
Gold ounces (000s)	28	19	3	3

For the year ended December 31, 2014, our provisionally priced copper sales included provisional pricing losses of $38 million (2013: $9 million loss) and our provisionally priced gold sales included provisional pricing losses of $1 million (2013: $10 million loss).

At December 31, 2014, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $2.88/lb (2013: $3.34/lb) and $1,201/oz (2013: $1,349/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES

For the years ended December 31	2014	2013
Direct mining cost [1,2,3]	$4,803	$5,205
Depreciation	1,648	1,732
Royalty expense	303	321
Community relations	76	71
Total	$6,830	$7,329
[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value of $121 million (2013: $46 million).
[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Includes employee costs of $1,381 million (2013: $1,737 million).

BARRICK YEAR END 2014	128	NOTES TO FINANCIAL STATEMENTS

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, certain general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third-party smelting and transport fees), depreciation related to sales, royalty expenses, and community relations expense at our operating sites. Cost of sales also includes costs associated with power sales from Monte Rio in the Dominican Republic. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. Costs also include any impairment to reduce inventory to its net realizable value.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

➢  Net profits interest (NPI) royalty to other than a government,

➢  Modified net smelter return (NSR) royalty,

➢  Net smelter return sliding scale (NSRSS) royalty,

➢  Gross proceeds sliding scale (GPSS) royalty,

➢  Gross smelter return (GSR) royalty,

➢  Net value (NV) royalty,

➢  Land tenement (LT) royalty, and a

➢  Gold revenue royalty.

Royalty expense is recorded on completion of the production or sales process.

Producing mines and projects	Type of royalty
Goldstrike	0%-5% NSR, 0%-6% NPI
Cortez	1.5% GSR
Cortez - Pipeline/South
Pipeline deposit	0.4%-9% GSR
Cortez - portion of Pipeline/
South Pipeline deposit	5% NV
Pueblo Viejo	3.2% NSR (for gold & silver)
Lagunas Norte	2.51% NSR
Veladero	3.75% gross proceeds
Porgera	2% NSR, 0.25% other
Kalgoorlie	2.5% of gold revenue
Acacia
Bulyanhulu	4% NSR
North Mara - Nyabirama and
Nyabigena pit	4% NSR, 1% LT
North Mara - Gokona pit	4% NSR, 1.1% LT
Buzwagi	4% NSR, 30% NPI[1]
Pascua-Lama Project -
Chile gold production	1.4%-9.6% GPSS
Pascua-Lama Project -
Chile copper production	1.9% NSR
Pascua-Lama Project -
Argentina production	3% modified NSR
Other Mines - Gold
Williams	1.5% NSR, 0.75%-1% NV
David Bell	3%-3.5% NSR
Hemlo – Interlake property	50% NPI, 3% NSR
Round Mountain	3.53%-6.35% NSRSS
Bald Mountain	3.5%-7% NSRSS, 2.9%-4% NSR, 10% NPI
Ruby Hill	3% modified NSR
Western Australia production	2.5% of gold revenue
Cowal	4% of net gold revenue
Other Mines - Copper
Lumwana	6% GSR[2]
Kabanga	4% NSR
Other
Cerro Casale	3% NSR (capped at $3 million cumulative)
Donlin Gold Project	1.5% NSR (first 5 years),
4.5% NSR (thereafter),
8.0% NPI[3]

[1]

The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

[2]	This has been replaced by a royalty of 20% on revenue effective January 1, 2015.
[3]	The NPI is calculated as a percentage of profits realized from the mine until all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.

BARRICK YEAR END 2014	129	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION, EVALUATION AND PROJECT

EXPENSES

For the years ended December 31	2014	2013
Exploration:
Minesite exploration	$ 32	$ 51
Global programs	131	128
	$ 163	$ 179
Evaluation costs	21	29
Exploration and evaluation expense	$ 184	$ 208

Advanced project costs:
Pascua-Lama	88	370
Jabal Sayid	30	52

Other project related costs:
Cerro Casale	14	4
Kainantu	4	6
Reko Diq	12	5
Corporate Development	35	17

Community relations related to projects	25	18
Exploration, evaluation and project expenses[1]	$ 392	$ 680

1 Approximates the impact on operating cash flow.

9 > OTHER EXPENSE (INCOME)

    A Other Expense (Income)

For the years ended December 31	2014	2013
Other Expense:
Consulting fees	$ 28	$ 35
Bank charges	16	22
Lease termination charges	15	-
Mine site severance and non-operational costs	12	47
World Gold Council fees	3	7
Pension and other post-retirement benefit	3	3
Total other expense	$ 77	$ 114

Other Income:
Gain on sale of long-lived assets/investments	$ (52)	$ (41)
Incidental interest income	(14)	(5)
Insurance (recovery) expense	(7)	3
Management fee income	(5)	(3)
Royalty income	(4)	(6)
Toll milling	-	(5)
Incidental income	(9)	(1)
Total other income	$ (91)	$ (58)
Net other expense (income)	$ (14)	$ 56

B Impairment Charges

For the years ended December 31	2014	2013
Impairment of long-lived assets[1]	$ 2,672	$ 9,734
Impairment of other intangibles[1]	7	112
	$ 2,679	$ 9,846
Impairment of goodwill[1]	1,409	2,815
Impairment of available-for-sale investments	18	26
Total	$ 4,106	$ 12,687

1 Refer to note 20 for further details.

10> GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2014	2013
Corporate administration[2]	$ 217	$ 192
Operating segment administration	168	198
Total[1]	$ 385	$ 390

[1]	Includes employee costs of $231 million (2013: $241 million).
[2]	Includes $24 million (2013: $12 million) related to one time severance payments.

BARRICK YEAR END 2014	130	NOTES TO FINANCIAL STATEMENTS

11	> INCOME TAX EXPENSE

For the years ended December 31	2014	2013
Tax on profit
Current tax
Charge for the year	$ 750	$ 1,106
Adjustment in respect of prior years	(64)	(5)
	$ 686	$ 1,101
Deferred tax
Origination and reversal of temporary differences in the current year	$ (436)	$ (517)
Adjustment in respect of prior years	56	46
	$ (380)	$ (471)
Income tax expense (recovery)	$ 306	$ 630
Tax expense related to continuing operations
Current
Canada	$ -	$ (6)
International	686	1,107
	$ 686	$ 1,101
Deferred
Canada	$ (181)	$ (11)
International	(199)	(460)
	$ (380)	$ (471)
Income tax expense	$ 306	$ 630

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2014 and 2013, tax expense of $46 million and $49 million respectively primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses and gains are included within deferred tax expense/recovery.

Restructure of Internal Debt to Equity

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2014	2013
At 26.5% statutory rate	$ (703)	$ (2,509)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(93)	(181)
Impact of foreign tax rates[2]	18	(169)
Expenses not tax deductible	96	111
Goodwill impairment charges not tax deductible	373	837
Impairment charges not recognized in deferred tax assets	334	1,699
Net currency translation losses on deferred tax balances	46	49
Current year tax losses not recognized in deferred tax assets	20	183
Restructure of internal debt to equity	(112)	-
Pueblo Viejo SLA amendment	-	384
Non-recognition of US AMT credits	43	48
Adjustments in respect of prior years	(8)	5
Impact of tax rate changes	20	-
Other withholding taxes	40	64
Mining taxes	227	134
Other items	5	(25)
Income tax expense	$ 306	$ 630
[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Non Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2014 and 2013, we recorded a deferred tax expense of $43 million and $48 million, respectively related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In third quarter 2014, a tax rate change was enacted in Chile, resulting in current tax expense of $2 million.

In fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates. This resulted in a deferred tax expense of $18 million due to recording the deferred tax asset in Peru at the lower rates.

BARRICK YEAR END 2014	131	NOTES TO FINANCIAL STATEMENTS

Pueblo Viejo Special Lease Agreement (SLA) Amendment

In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: Elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of the depreciation rates; and the establishment of a graduated minimum tax.

The tax impact of the amendment is a charge of $384 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

12 > LOSS PER SHARE

For the years ended December 31 ($ millions, except shares in millions and per share amounts	2014		2013
in dollars)	Basic	Diluted	Basic	Diluted
Loss from continuing operations	$ (2,959)	$ (2,959)	$ (10,097)	$ (10,097)
Loss from discontinued operations	-	-	(506)	(506)
Loss attributable to non-controlling interests	52	52	237	237
Net loss attributable to equity holders of Barrick Gold Corporation	$ (2,907)	$ (2,907)	$ (10,366)	$ (10,366)
Weighted average shares outstanding	1,165	1,165	1,022	1,022
Stock options	-	-	-	-
	1,165	1,165	1,022	1,022
Loss per share data attributable to the equity holders of Barrick Gold Corporation
Loss from continuing operations	$ (2.50)	$ (2.50)	$ (9.65)	$ (9.65)
Loss from discontinued operations	$ -	$ -	$ (0.49)	$ (0.49)
Net loss	$ (2.50)	$ (2.50)	$ (10.14)	$ (10.14)

13	> FINANCE COSTS

For the years ended December 31	2014	2013
Interest	$ 733	$ 775
Amortization of debt issue costs	21	22
Amortization of premium	(1)	-
Gain on interest rate hedges	(2)	(1)
Interest capitalized[1]	(30)	(297)
Accretion	75	68
Debt extinguishment fees	-	90
Total	$ 796	$ 657
[1]	For the year ended December 31, 2014, the general capitalization rate was 5.40% (2013: 5.00%)

BARRICK YEAR END 2014	132	NOTES TO FINANCIAL STATEMENTS

14	> CASH FLOW – OTHER ITEMS

    A Operating Cash Flows - Other Items

For the years ended December 31	2014	2013
Adjustments for non-cash income statement items:
Loss on currency translation	$ 132	$ 180
RSU expense (recovery)	8	(1)
Stock option expense (recovery)	(5)	8
Change in estimate of rehabilitation costs at closed mines	83	100
Net inventory impairment charges (note 16)	121	46
Cash flow arising from changes in:
Accounts receivable	(24)	28
Other current assets	(177)	(31)
Accounts payable	(329)	429
Other current liabilities	141	17
Other assets and liabilities	(284)	(119)
Settlement of rehabilitation obligations	(108)	(56)
Other net operating activities	$ (442)	$ 601

B Investing Cash Flows – Other Items
For the years ended December 31	2014	2013
Value added tax recoverable on project capital expenditures	$ (66)	$ (237)
Derivative settlements	-	20
Other	(26)	(45)
Other net investing activities	$ (92)	$ (262)
Investing cash flow includes payments for:
Capitalized interest (note 24)	$ 29	$ 394

C Financing Cash Flows – Other Items
For the years ended December 31	2014	2013
Financing fees on long-term debt	$ -	$ (32)
Debt extinguishment fees	-	(90)
Derivative settlements	9	4
Other net financing activities	$ 9	$ (118)

BARRICK YEAR END 2014	133	NOTES TO FINANCIAL STATEMENTS

15	> INVESTMENTS

A Equity Accounting Method Investment Continuity

	Kabanga	Jabal Sayid	Total
At January 1, 2013	$ 20	$ -	$20
Funds invested	7	-	7
At December 31, 2013	$ 27	$ -	$27
Funds invested	1	178	179
At December 31, 2014	$28	$ 178	$206
Publicly traded	No	No

Summarized Equity Investee Financial Information

Jabal Sayid
For the year ended December 31	2014
Summarized Balance Sheet
Cash and equivalents	$ 10
Other current assets	21
Total current assets	$ 31
Non-current assets	429
Total assets	$ 460

Current financial liabilities (excluding trade, other payables & provisions)	3
Other current liabilities	1
Total current liabilities	$ 4

Non-current financial liabilities (excluding trade, other payables & provisions)	2
Other non-current liabilities	343
Total non-current liabilities	$ 345
Total liabilities	$ 349

Net assets	$ 111

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and Saudi GAAP.

Reconciliation of Summarized Financial Information to Carrying Value

Opening net assets, January 1	$111
Profit/(loss) for the period	-
Closing net assets, December 31	$111
Barrick’s share of net assets (50%)	55
Goodwill recognition	123
Carrying value	$178

B Other Investments

	As at Dec. 31, 2014			As at Dec. 31, 2013
	Fair Value	[1]	Cumulative Gains in AOCI	Fair Value	[1]	Cumulative Losses in AOCI
Available-for-sale securities	$ 35		$ 4	$ 120		$ (32)
1 Refer to note 25 for further information on the measurement of fair value.

BARRICK YEAR END 2014	134	NOTES TO FINANCIAL STATEMENTS

Gains on Investments Recorded in Earnings
For the years ended December 31			2014	2013
Gains realized on sales			$ -	$ 6
Cash proceeds from sales[1]			120	18
[1] Primarily relates to sale of Goldfields investments

16 > INVENTORIES

	Gold		Copper
	As at Dec. 31, 2014	As at Dec. 31, 2013	As at Dec. 31, 2014	As at Dec. 31, 2013
Raw materials
Ore in stockpiles	$ 2,036	$ 1,835	$ 182	$ 236
Ore on leach pads	357	334	392	320
Mine operating supplies	875	1,027	132	151
Work in process	245	209	7	6
Finished products
Gold doré	129	177	-	-
Copper cathode	-	-	12	12
Copper concentrate	-	-	28	47
Gold concentrate	11	4	-	-
	$ 3,653	$ 3,586	$ 753	$ 772
Non-current ore in stockpiles[1]	(1,584)	(1,477)	(100)	(202)
	$ 2,069	$ 2,109	$ 653	$ 570
[1] Ore that we do not expect to process in the next 12 months is classified within other long-term assets

For the years ended December 31			2014	2013
Inventory impairment charges			$ 121	$ 53
Inventory impairment charges reversed			-	(7)

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain and Ruby Hill mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2014, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $687 per ounce and $1.24 per pound, respectively (2013: $753 per ounce of gold and $1.28 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

BARRICK YEAR END 2014	135	NOTES TO FINANCIAL STATEMENTS

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2015 to 2023 and for copper in 2028. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles
	As at Dec. 31, 2014	As at Dec. 31, 2013
Gold
Goldstrike	$ 760	$ 656
Pueblo Viejo	340	271
Porgera	257	259
Cortez	159	203
Cowal	176	129
Kalgoorlie	103	104
Buzwagi	69	43
North Mara	43	42
Lagunas Norte	54	37
Veladero	32	35
Turquoise Ridge	18	17
Other	25	39
Copper
Zaldívar	108	140
Jabal Sayid	-	54
Lumwana	74	42
	$ 2,218	$ 2,071

Ore on Leachpads
	As at Dec. 31, 2014	As at Dec. 31, 2013
Gold
Veladero	$ 149	$ 178
Cortez	40	56
Bald Mountain	108	38
Round Mountain	21	29
Lagunas Norte	37	18
Ruby Hill	-	9
Pierina	2	6
Copper
Zaldívar	392	320
	$ 749	$ 654

Purchase Commitments
At December 31, 2014, we had purchase obligations for supplies and consumables of approximately $1,154 million (2013: $1,221 million).

17 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at Dec. 31, 2014	As at Dec. 31, 2013
Accounts receivable
Amounts due from concentrate sales	$ 98	$ 144
Amounts due from copper cathode sales	86	84
Receivable from Dominican Republic government[2]	109	39
Other receivables	125	118
	$ 418	$ 385
Other current assets
Derivative assets (note 24f)	$ 7	$ 37
Goods and services taxes recoverable[1]	208	262
Prepaid expenses	62	81
Other	34	41
	$ 311	$ 421
[1]

Primarily includes VAT and fuel tax receivables of $84 million in Argentina, $44 million in Tanzania, $33 million in Dominican Republic, $24 million in Chile, and $8 million in Peru (Dec. 31, 2013: $86 million, $91 million, $31 million, $24 million and $15 million, respectively).

[2]

Amounts receivable from the Dominican Republic government relate to sales of energy from Pueblo Viejo’s power plant and balances due under the Special Lease Agreement for payments made by Pueblo Viejo on behalf of the government.

BARRICK YEAR END 2014	136	NOTES TO FINANCIAL STATEMENTS

18	> PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties[4]	Total
At January 1, 2014
Net of accumulated depreciation	$ 6,210	$ 8,551	$ 6,927	$ -	$ 21,688
Additions	190	301	2,048	-	2,539
Capitalized interest	-	2	28	-	30
Disposals	(36)	(15)	(523)	-	(574)
Depreciation	(933)	(891)	-	-	(1,824)
Impairment charges	(105)	(422)	(2,139)	-	(2,666)
Transfers[5]	1,400	738	(2,138)	-	-
At December 31, 2014	$ 6,726	$ 8,264	$4,203	$ -	$ 19,193

At December 31, 2014
Cost	$ 15,316	$ 21,803	$ 16,017	$ -	$ 53,136
Accumulated depreciation and impairments	(8,590)	(13,539)	(11,814)	-	(33,943)
Net carrying amount – December 31, 2014	$ 6,726	$ 8,264	$ 4,203	$ -	$ 19,193

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties[4]	Total
At January 1, 2013
Cost	$ 10,371	$ 19,373	$ 18,460	$ 1,416	$ 49,620
Accumulated depreciation and impairments	(6,542)	(10,651)	(2,597)	(553)	(20,343)
Net carrying amount – January 1, 2013	$ 3,829	$ 8,722	$ 15,863	$ 863	$ 29,277
Adjustment on currency translation	-	-	-	(28)	(28)
Additions	151	630	4,420	7	5,208
Capitalized interest	-	-	295	-	295
Disposals	(531)	4	(5)	(799)	(1,331)
Depreciation	(848)	(1,052)	-	(43)	(1,943)
Impairment charges	(1,046)	(1,524)	(7,078)	-	(9,648)
Transfers[5]	4,691	1,867	(6,539)	-	19
Assets held for sale	(36)	(96)	(29)	-	(161)
At December 31, 2013	$ 6,210	$ 8,551	$ 6,927	$ -	$ 21,688

At December 31, 2013
Cost	$ 13,817	$ 20,769	$ 16,602	$ -	$ 51,188
Accumulated depreciation and impairments	(7,607)	(12,218)	(9,675)	-	(29,500)
Net carrying amount – December 31, 2013	$ 6,210	$ 8,551	$ 6,927	$ -	$ 21,688
[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
[3]

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[4]	Represents Barrick Energy which was divested in July 2013 (refer to note 4e).
[5]	Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

BARRICK YEAR END 2014	137	NOTES TO FINANCIAL STATEMENTS

A Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2014	Carrying amount at Dec. 31, 2013
Construction-in-progress[1]	$ 1,490	$ 1,870
Acquired mineral resources and exploration potential	264	272
Projects
Pascua-Lama	1,867	2,053
Cerro Casale[2]	444	1,920
Jabal Sayid[3]	-	687
Donlin Gold	138	125
	$ 4,203	$ 6,927
[1]	Represents assets under construction at our operating mine sites.
[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.
[3]	Refer to note 4a for further details.

B Changes in Gold and Copper Mineral Life of Mine Plan

At the end of each fiscal year, as part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2014 was a $201 million increase (2013: $45 million decrease).

C Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $159 million at December 31, 2014 (2013: $249 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term. At December 31, 2014, we have operating lease commitments totaling $134 million, of which $27 million is expected to be paid within a year, $68 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

19 > GOODWILL AND OTHER INTANGIBLE ASSETS

A Goodwill

	Gold
	North America	Australia	South America	Acacia	Capital Projects	Copper	Barrick Energy	Total
Opening balance January 1, 2013	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 3,451	$ 95	$ 8,837
Additions	-	-	-	-	-	-	-	-
Other[1]	(18)	(74)	-	-	-	-	-	(92)
Impairments[2]	-	(1,200)	-	(185)	(397)	(1,033)	(95)	(2,910)
Transfers[3]	412	-	-	-	(412)	-	-	-
Net carrying amount December 31, 2013	$ 2,770	$ 206	$ 441	$ -	$ -	$ 2,418	$ -	$ 5,835

1 Represents the allocation of goodwill to assets held for sale as well as the disposition of YSS assets.

2 Refer to note 20.

3 In the first quarter 2013 we transferred $412 million of goodwill from the Capital Projects segment to the North American segment as a result of Pueblo Viejo entering production.

BARRICK YEAR END 2014	138	NOTES TO FINANCIAL STATEMENTS

As a result of the reorganization of our operating segments in fourth quarter 2013, we reallocated goodwill, which had previously been recorded in our Regional Business Units (our former operating segments), to the new Operating Units on a relative fair value basis except for Pueblo Viejo, which had specifically identified goodwill from the earlier allocation in 2013. The reorganization of the Operating Units did not result in any indicators of impairment (see note 20). In 2014, we also reorganized our segments and reallocated goodwill, which had previously been recorded in our North America Portfolio, Australia Pacific and Copper Operating units on a relative fair value basis. This reorganized operating segments were then tested for impairment (see note 20).

	Closing balance December 31, 2013	Additions	Impairments (Q2 2014)[2]	Reallocation[1]	Impairments (Q4 2014)	Closing balance December 31, 2014
Goldstrike	$ 730	$ -	$ -	$ -	$ -	$ 730
Cortez	869	-	-	-	-	869
Pueblo Viejo	412	-	-	-	-	412
Lagunas Norte	247	-	-	-	-	247
Veladero	195	-	-	-	-	195
North America Portfolio	758	-	-	(758)	-	-
Turquoise Ridge	-	-	-	528	-	528
Hemlo	-	-	-	63	-	63
Bald Mountain	-	-	-	131	(131)	-
Round Mountain	-	-	-	36	(36)	-
Australia Pacific	206	-	-	(206)	-	-
Kalgoorlie	-	-	-	71	-	71
Cowal	-	-	-	64	-	64
Porgera	-	-	-	71	-	71
Copper	2,418	-	(316)	(2,102)	-	-
Zaldívar	-	-	-	1,888	(712)	1,176
Lumwana	-	-	-	214	(214)	-
Total	$ 5,835	$ -	$ (316)	$ -	$ (1,093)	$ 4,426

1 As a result of the reorganization of our operating segments in November 2014, we reallocated goodwill, which had previously been recorded in our North America Portfolio, Australia Pacific and Copper Operating Units on a relative fair value basis. The reorganized operating segments were then tested for impairment (see note 20).

2 In Q2 we reclassified Jabal Sayid to Held for Sale pending the sale of 50% to our Joint Venture partner. As a result, we recorded an impairment of goodwill of $316 million.

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$ 9,635
Accumulated impairment losses and other January 1, 2013	(798)
Impairment losses and other 2013	(3,002)
Impairment losses 2014	(1,409)
Accumulated impairment losses and other December 31, 2014	(5,209)
Net carrying amount December 31, 2014	$ 4,426

BARRICK YEAR END 2014	139	NOTES TO FINANCIAL STATEMENTS

B Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total

Opening balance January 1, 2013	$ 116	$ 17	$ 22	$ 298	$ 453
Additions	-	-	-	-	-

Amortization and impairment losses	-	(1)	(2)	(130)	(133)
Closing balance December 31, 2013	$ 116	$ 16	$ 20	$ 168	$ 320
Additions	-	-	-	-	-

Amortization and impairment losses	-	(2)	(3)	(7)	(12)
Closing balance December 31, 2014	$ 116	$ 14	$ 17	$ 161	$ 308
Cost	$ 116	$ 17	$ 39	$ 467	$ 639

Accumulated amortization and impairment losses	-	(3)	(22)	(306)	(331)

Net carrying amount December 31, 2014	$ 116	$ 14	$ 17	$ 161	$ 308
[1]	Relates to water rights in South America which are subject to annual impairment testing and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount will be amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2m(i)). See note 20 for details of impairment charges recorded against exploration assets.

BARRICK YEAR END 2014	140	NOTES TO FINANCIAL STATEMENTS

20 > IMPAIRMENT OF GOODWILL AND NON-CURRENT ASSETS

In accordance with our accounting policy, goodwill is tested for impairment at the beginning of the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable.

When there is an indicator of impairment of non-current assets within an operating segment consisting of a CGU or group of CGUs that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for any potential goodwill impairment. When there is an indicator of impairment of non-current assets within an operating segment consisting of a single CGU that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on goodwill first and then any remaining impairment loss is applied against the non-current assets. As at December 31, 2014, we no longer have any groups of CGUs that contain goodwill as a result of the management reorganization, and therefore each CGU is tested for impairment independently.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment for goodwill testing purposes has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The recoverable amount for non-current asset testing is calculated using the same approach as for goodwill; however, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. A CGU is generally an individual operating mine or development project.

A	Summary of impairments (reversals)

For the year ended December 31, 2014, we recorded impairment losses of $2.7 billion (2013: $9.9 billion) for non-current assets and $1.4 billion (2013: $2.8 billion) for goodwill, as summarized in the following table:

For the year ended December 31	2014	2013
Cerro Casale	$ 1,476	$ -
Lumwana	720	-
Pascua-Lama	382	6,061
Jabal Sayid	198	860
Cortez	46	-
AFS Investments	18	26
Exploration (Tusker, Kainantu, Saudi Licenses)	7	112
Porgera	(160)	746
Buzwagi	-	721
Veladero	-	464
North Mara	-	286
Pierina	-	140
Round Mountain	-	78
Granny Smith	-	73
Ruby Hill	-	66
Marigold Mine	-	60
Kanowna	-	41
Plutonic	-	37
Darlot	-	36
Bald Mountain	-	16
Tulawaka	-	16
Other	10	33
Total non-current asset impairment losses	$ 2,697	$ 9,872
Zaldívar	712	-
Jabal Sayid	316	-
Lumwana	214	-
Bald Mountain	131	-
Round Mountain	36	-
Copper	-	1,033
Australia Pacific	-	1,200
Capital Project	-	397
Acacia	-	185
Total goodwill impairment losses	$ 1,409	$ 2,815
Total impairment losses	$ 4,106	$ 12,687

BARRICK YEAR END 2014	141	NOTES TO FINANCIAL STATEMENTS

2014 Indicators of Impairment

In second quarter 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held for sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the FVLCD, and consequently recorded $514 million in impairment charges, including the full amount of goodwill allocated on a relative fair value basis, of $316 million. The recoverable amount after the impairment, based on FVLCD, was $560 million. In fourth quarter 2014, we closed a transaction to sell a 50 percent interest of Jabal Sayid for cash proceeds of $216 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012, and therefore we recognized an impairment reversal of $9 million. This transaction closed on September 30, 2014.

In fourth quarter 2014, as described in note 19, we reorganized our internal management reporting structure. As a result, the goodwill attributable to our former North America Portfolio, Australia Pacific and Copper segments was allocated to the individual CGUs within those operating segments on a relative fair value basis. The allocation of goodwill to the carrying value of our Bald Mountain and Round Mountain CGUs, resulted in their carrying values exceeding their FVLCD and, as a result, we recorded goodwill impairment losses of $131 million and $36 million, respectively. The recoverable amounts after the impairment of Bald Mountain and Round Mountain, based on FVLCD, were $482 million and $131 million, respectively.

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty rate the company was paying has a significant negative impact on the expected future cash flows of our Lumwana mine and was considered an indicator of impairment. As a result, we conducted an impairment test and as a result of the new royalty rate along with the decrease in our copper price assumptions, recorded $930 million in impairment charges, including the full amount of goodwill of $214 million allocated to Lumwana as a result of the change in segments (see note 19). The recoverable amount after the impairment, based on FVLCD, was $300 million.

Our Zaldívar mine experienced a significant decrease in the estimated FVLCD of the mine, primarily as a result of the decrease in fourth quarter of 2014 of our forecast of the long-term copper price and, to a lesser extent, as a result of the final assessment of the tax rate increase in Chile. Accordingly, we recorded a goodwill impairment loss of $712 million on this CGU. The recoverable amount after the impairment, based on FVLCD, was $2,411 million.

In November 2014, we completed a strategy optimization study for our Cerro Casale project with the goal of identifying a development model that would improve the project economics and risk by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an overall rate of return above our hurdle rate for a project of this size and complexity. As a result, the budget for 2015 for the project has been significantly reduced, with the 2015 budget focused on preserving the optionality of the project. We will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner; however management’s expectation of achieving a suitable rate of return in the current metal price environment has been diminished. The foregoing developments were deemed to be indicators of impairment, and as a result, we assessed the recoverable amount of the project and have recorded an impairment loss on the project of $1,467 million. The recoverable amount after the impairment, based on the project’s estimated FVLCD, was $500 million (100% basis).

In December 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of the Environmental Court Decision on Pascua-Lama on procedural grounds (see note 35). As a result, the Superintendencia del Medio Ambiente (“SMA”) will now re-evaluate the Resolution. Although we cannot reasonably predict the outcome of the resolution, this risk, in combination with the decrease in our long-term silver price assumption in fourth quarter 2014 due to declining market prices, and the continued uncertainty about the timing, cost and permitting of the project, were deemed to be indicators of impairment. As a result, we assessed the recoverable amount of the project and have recorded an impairment loss on Pascua-Lama of $382 million. The recoverable amount after the impairment, based on the project’s estimated FVLCD, was $1,200 million, which is equal to the project’s carrying value at the start of the year.

BARRICK YEAR END 2014	142	NOTES TO FINANCIAL STATEMENTS

At our Porgera mine in Papua New Guinea, we have revised our LOM plan to include a portion of the open pit resources that were removed from the plan in the prior year. In 2013, we did not have a feasible plan to access the open pit reserves due to technical and financial issues with respect to the west wall of the open pit. In 2014, management resolved these technical issues and developed an optimized mine plan to sequence the west wall cutback in an economical manner. As a result, management was able to bring a significant portion of the ounces from the open pit back into the LOM plan. The new plan resulted in an increase in the estimated mine life from 8 to 12 years, and an increase in the estimated FVLCD of the mine, which has resulted in a partial reversal of a previous impairment loss of $160 million. The recoverable amount after the impairment reversal, based on FVLCD, was $600 million.

The annual update to the LOM plan at Cortez resulted in a cessation of mining in one of the open pits at the mine. This was identified as an indicator of impairment, resulting in the impairment of assets specifically related to this pit of $46 million.

2013 Indicators of Impairment

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases; and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $7.1 billion, including a $5.2 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $501 million related to the Jabal Sayid project in our copper segment; $874 million related to Buzwagi and North Mara in Acacia; $236 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $140 million related to our Pierina mine in South America. The recoverable amounts after the impairments, based on FVLCD, were: Pascua-Lama: $1,420 million; Jabal Sayid: $1,022 million; Buzwagi: $354 million; North Mara: $502 million; Kanowna: $42 million; Granny Smith: $146 million; Plutonic: $38 million; Darlot: $45 million; and Pierina: $nil.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and Acacia segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our Acacia segment was negatively impacted by significant changes in the LOM plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

In fourth quarter 2013, as described below, we identified indicators of impairment at certain of our mines, resulting in non-current asset impairment losses totaling $2.8 billion. As a result of our fourth quarter 2013 decision to temporarily suspend construction of our Pascua-Lama Project, we have recorded a further impairment loss on the project of $896 million, bringing the total impairment loss for Pascua-Lama to $6.1 billion for the full year. The recoverable amount after the impairment, based on FVLCD, was $1,2 billion. At our Porgera mine in Papua New Guinea, we have changed our LOM plan to focus primarily on the higher grade underground mine. The new plan resulted in a decrease in the estimated mine life from 13 to 9 years, and a decrease in the estimated FVLCD of the mine, which has resulted in an impairment loss of $746 million. The recoverable amount after the impairment, based on FVLCD, was $447 million. At our Veladero mine in Argentina, the annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated FVLCD of the mine, and accordingly, we recorded an impairment loss of $462 million. The recoverable amount after the impairment, based on FVLCD, was $808 million. The annual update to the LOM plan resulted in a decrease in the net present value of our Jabal Sayid project, which is the basis for estimating the

BARRICK YEAR END 2014	143	NOTES TO FINANCIAL STATEMENTS

project’s FVLCD, and was therefore considered an indicator of impairment. Jabal Sayid’s FVLCD was also negatively impacted by the delay in achieving first production as a result of the High Commission For Industrial Security (“HCIS”) compliance requirements and ongoing discussions with the Deputy Ministry for Mineral Resources (“DMMR”) with respect to the transfer of ownership of the project. As a result, we recorded an impairment loss of $359 million. The recoverable amount after the impairment, based on FVLCD, was $700 million. The annual update to the LOM plan showed a decrease in the net present value at our Round Mountain mine, which was considered to be an indicator of impairment, and we recorded an impairment loss of $78 million. The recoverable amount after the impairment, based on FVLCD, was $133 million. At North Mara, several changes were made to the LOM plan, including a decision to defer Gokona Cut 3, while Acacia finalized a feasibility study into the alternative of mining out this reserve by underground methods. This was considered an indicator of impairment for North Mara, resulting in an impairment loss of $133 million. The recoverable amount after the impairment, based on FVLCD, was $407 million. A wall failure at our Ruby Hill mine in Nevada was also identified as an indicator of impairment, resulting in the impairment of assets specifically related to the open pit of $51 million.

As at December 31, 2013, four of our mines, namely Plutonic, Kanowna, Marigold and Tulawaka, met the criteria as assets held for sale. Accordingly, we were required to remeasure these CGUs to the lower of carrying value and FVLCD. Using these new remeasured values, resulted in impairment losses of $17 million at Plutonic and $60 million at Marigold. Also, based on the estimated FVLCD of the expected proceeds related to the expected sale of Kanowna, we have reversed $66 million of the impairment loss recorded in second quarter 2013.

After reflecting the above non-current asset impairment losses, we conducted our annual goodwill impairment test, prior to the reorganization of our operating segments, and determined that the carrying value of our Australia Pacific segment exceeded its FVLCD and therefore we recorded a goodwill impairment loss of $551 million bringing the total impairment loss for Australia Pacific Gold goodwill to $1,200 million for the full year. After the reorganization of the operating segments, we did not identify any indicators of impairment.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, and for our projects the expected start of production. In addition, assumptions related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments, excluding Pascua-Lama and Cerro Casale, FVLCD for each of the CGUs was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans excludes a material portion of total reserves and resources, we assign value to reserves and resources not considered in these base models. These values are then aggregated to the segment level, if applicable, the level at which goodwill was tested in 2013. In 2014, each of our mines/projects is its own segment, therefore it is not aggregated. Based on observable market or publicly available data, including spot and forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Cerro Casale

The FVLCD for Cerro Casale was determined by considering both the NPV, determined consistent with our gold and copper CGUs, as well as observable market values for comparable assets expressed as dollar per ounce and dollar

BARRICK YEAR END 2014	144	NOTES TO FINANCIAL STATEMENTS

per pound of proven and probable reserves (both level 3 of the fair value hierarchy). Both these approaches were used, with the market approach being the primary method, to reflect the risk and uncertainty of the current LOM and to reflect the significant option value inherent in a large project with significant reserves and resources. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country, for any change in metal prices since the valuation date of the comparable asset and the fact that this project has high initial capital, which depresses the value in comparison to other assets with lower initial capital.

Pascua-Lama

The FVLCD for Pascua-Lama was determined by considering observable market values for comparable assets expressed as dollar per ounce of proven and probable reserves (level 3 of the fair value hierarchy). The market approach being the primary method as the LOM for Pascua-Lama has significant uncertainty with respect to the estimated timeline for the project and the estimated remaining construction costs. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

Copper

For our Copper segment, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans aggregated to the segment level in 2013 (level 3 of the fair value hierarchy). In 2014, each of the mines is its own segment, therefore it is not aggregated. Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine were discounted using a WACC depending on the location and market risk factors for each mine. FVLCD for Lumwana was also estimated by considering market multiples expressed as dollar per pound based primarily on the observed valuation metrics for comparable assets (level 3 of the fair value hierarchy). Both these approaches were used with the market approach being the primary method, as the LOM for Lumwana does not meet our investment criteria once the new tax regime has been implemented and we wanted to reflect the value of the minerals on the property. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

The key assumptions used in our impairment testing are summarized in the table below:

	2014	2013
Gold price per oz (long-term)	$1,300	$1,300
Silver price per oz (long-term)	$21	$23
Copper price per lb (long-term)	$3.00	$3.25
WACC - gold (range)	3% - 8%	2% - 7%
WACC - gold (avg)	5%	5%
WACC - copper (range)	7% - 9%	7% - 9%
WACC - copper (avg)	7%	7%
NAV multiple - gold (avg)	1.1	1.1
LOM years - gold (range)	3 – 23	3 - 29
LOM years - gold (avg)	12	13
Value per ounce of gold [1]	$45 - $80	$60 - $70
Value per pound of copper [1]	$0.05 - $0.06	n/a
[1]	The value per ounce/pound used is dependent on the characteristics of the property being valued

Sensitivities

We performed a sensitivity analysis on commodity price, which is the key assumption that impacts the impairment calculations. We assumed a negative 10% change for the assumption, taking sales price from $1,300 per ounce down to $1,170 per ounce for gold, $3.00 per pound down to $2.70 per pound for copper and $21 per ounce to $18.90 per ounce for silver, while holding all other assumptions constant. We note that this sensitivity identifies the key assets where the decrease in the sales price, in isolation, could cause the carrying value of our operating segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of impairment for the non-current asset was identified.

Should there be a significant decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities. We performed this sensitivity based on the results of our last impairment test performed in fourth quarter 2014 and noted that the goodwill at most CGUs would be fully impaired, with only Goldstrike, Lagunas Norte, Turquoise Ridge and Zaldívar having material balances remaining. The decreases in fair value with a 10% decrease in sales prices for these sites are as follows: Goldstrike ($1,105), Lagunas Norte ($269), Turquoise Ridge ($459) and Zaldívar ($449). In addition to the goodwill impairments, the following sites would have material non-current asset impairments as well:

BARRICK YEAR END 2014	145	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2014	Carrying value[1]	Decrease in fair value with a 10% decrease in sales
		prices
Cortez[1]	$3,894	$1,371

Pueblo Viejo[1]	5,291	2,185

Veladero[1]	804	474

Bald Mountain[2]	538	237

Porgera[2]	528	418

Round Mountain[2]	140	114
[1]	Includes goodwill (refer to note 19).
[2]	These CGUs have been impaired or had a reversal in 2014 and therefore their fair value approximates carrying value

In addition, for our Cerro Casale and Pascua-Lama projects and Lumwana mine, we have determined our valuation primarily based on a market approach. The key assumption that impacts the impairment calculations, should there be an indication of impairment for these CGUs, is the value per ounce of gold and per pound of copper based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold, silver and copper value per unit, while holding all other assumptions constant and, based on the results of the impairment testing performed in fourth quarter 2014 for Cerro Casale, Pascua-Lama and Lumwana, the fair value of the CGUs would have been reduced from $500 million to $450 million; $1,200 million to $1,080 million; and, $300 million to $270 million respectively. We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Cerro Casale, Pascua-Lama and Lumwana, this value decrease is linear to the decrease in value per ounce/pound.

21 > OTHER ASSETS

	As at Dec. 31, 2014	As at Dec. 31, 2013
Derivative assets (note 24f)	$ 2	$ 10
Goods and services taxes recoverable[1]	565	618
Notes receivable	112	112
Due from joint venture[2]	164	-
Other[3]	360	326
	$ 1,203	$ 1,066
[1]

Includes VAT and fuel tax receivables of $461 million in Argentina, $62 million in Tanzania and $42 million in Chile (Dec. 31, 2013: $519 million, $54 million and $45 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama has entered production.

[2]	Represents the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.
[3]

Includes a cash balance at Pueblo Viejo of $59 million (2013: $nil) that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

22 > ACCOUNTS PAYABLE

	As at Dec. 31, 2014	As at Dec. 31, 2013
Accounts payable	$ 974	$ 1,058
Accruals	679	1,107
	$ 1,653	$ 2,165

23 > OTHER CURRENT LIABILITIES

	As at Dec. 31, 2014	As at Dec. 31, 2013
Provision for environmental rehabilitation (note 26)	$ 109	$ 105
Derivative liabilities (note 24f)	158	31
Restricted stock units (note 33b)	15	19
Other	208	148
	$ 490	$ 303

24 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 17); investments (note 15); restricted share units (note 33b).

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at Dec. 31, 2014	As at Dec. 31, 2013
Cash deposits	$ 967	$ 648
Term deposits	630	235
Money market investments	1,102	1,521
	$ 2,699	$ 2,404

BARRICK YEAR END 2014	146	NOTES TO FINANCIAL STATEMENTS

Of total cash and cash equivalents as of December 31, 2014, $614 million (2013: $305 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company. In addition, $242 million (2013: $936 million) of cash and equivalents is held in subsidiaries where we have determined the cash is reinvested for the foreseeable future for the calculation of deferred income tax. This cash can be repatriated, however there would be a tax cost of doing so.

B Long-Term Debt1

	2014
	At Dec. 31	Proceeds	Repayments	Amortization and Other	[2]	At Jan. 1
2.9%/4.4%/5.7% notes[3]	$ 2,409	$ -	$ -	$ 3		$ 2,406
3.85%/5.25% notes	1,983	-	-	-		1,983
5.80% notes	395	-	-	-		395
5.75%/6.35% notes	855	-	-	-		855
Other fixed rate notes[4]	2,720	-	-	8		2,712
Project financing	850	-	102	11		941
Capital leases[5]	354	133	46	27		240
Other debt obligations	794	8	40	(3)		829
2.5%/4.10%/5.75% notes[6]	2,579	-	-	2		2,577
Acacia Credit facility[7]	142	-	-	-		142
	$ 13,081	$ 141	$ 188	$ 48		$ 13,080
Less: current portion[8]	(333)	-	-	-		(179)
	$ 12,748	$ 141	$ 188	$ 48		$ 12,901

	2013
	At Dec. 31	Proceeds	Repayments	Amortization and Other	[2]	At Jan.1
1.75%/2.9%/4.4%/5.7% notes[3]	$ 2,406	$ -	$ 1,571	$ 6		$ 3,971
3.85%/5.25% notes	1,983	-	-	2		1,981
4.875%/5.80% notes	395	-	350	1		744
5.75%/6.35% notes	855	-	136	1		990
Other fixed rate notes[4]	2,712	-	500	4		3,208
Project financing	941	94	45	2		890
Capital leases[5]	240	-	93	148		185
Other debt obligations	829	178	119	(4)		774
Credit facility	-	-	1,200	-		1,200
2012 Credit facility	-	2,000	2,000	-		-
2.5%/4.10%/5.75% notes[6]	2,577	3,000	398	(25)		-
Acacia Credit facility[7]	142	142	-	-		-
	$ 13,080	$ 5,414	$ 6,412	$ 135		$ 13,943
Less: current portion[8]	(179)	-	-	-		(1,848)
	$12,901	$ 5,414	$ 6,412	$ 135		$ 12,095
[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases in capital leases.
[3]

Consists of $2.4 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $229 million of BGC notes due 2016, $1.35 billion of BNAF notes due 2021 and $850 million of BNAF notes due 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[4]

Consists of $2.8 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $500 million of BNAF notes due 2018, $750 million of BGC notes due 2019, $400 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039. We provide an unconditional and irrevocable guarantee on all BNAF and BPDAF notes and generally provide such guarantees on all BNAF and BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[5]	Consists primarily of capital leases at Pascua-Lama $199 million and Lagunas Norte, $123 million (2013: $71 million and $150 million, respectively).
[6]

Consists of $2.6 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $252 million of BGC notes due 2018, $1.5 billion of BGC notes due 2023 and $850 million of BNAF notes due 2043. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[7]	Consists of an export credit backed term loan facility.
[8]

The current portion of long-term debt consists of project financing ($98 million; 2013: $102 million), other debt obligations ($150 million, 2013: $39 million), and capital leases ($71 million, 2013: $38 million) and Acacia credit facility ($14 million, 2013: nil).

BARRICK YEAR END 2014	147	NOTES TO FINANCIAL STATEMENTS

1.75%/2.9%/4.4%/5.7% notes

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date mature in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million out of the $1.1 billion of 2.9% notes.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. $1.0 billion of the net proceeds from this offering were used to repay the existing indebtedness under the 2012 Credit Facility.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95% (collectively, the “Notes”). We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively, the “Notes”). We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing is non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests have been met, resulting in termination of the guarantees. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 3.86% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12.

We have drawn the entire $1.035 billion to date. During the year, $102 million of loans was repaid. The remaining principal balance under the Pueblo Viejo Financing Agreement is $888 million.

BARRICK YEAR END 2014	148	NOTES TO FINANCIAL STATEMENTS

Credit Facility

We had a credit and guarantee agreement (the “Credit Facility”) with certain Lenders which required such lenders to make available to us a credit facility of up to $1.45 billion ($1.5 billion prior to second quarter 2012) or the equivalent amount in Canadian dollars. We drew $1.5 billion on the Credit Facility in 2011 to finance a portion of the Equinox acquisition, including the payment of related fees and expenses. The Credit Facility, which was unsecured, had an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matured in the second quarter of 2012 and an additional $250 million was repaid during the second quarter of 2012. The remaining $1.2 billion was repaid in 2013. Subsequent to the repayment, we terminated the Credit Facility.

Refinancing of the Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “2012 Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $4.0 billion or the equivalent amount in Canadian dollars. The 2012 Credit Facility, which is unsecured, currently has an interest rate of LIBOR plus 1.50% on drawn amounts, and a commitment rate of 0.25% on undrawn amounts. The $4.0 billion facility currently matures in 2020. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. The 2012 Credit Facility is undrawn as at December 31, 2014.

2.50%/4.10%/5.75% notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through our wholly-owned indirect subsidiary Barrick North America Finance LLC consisting of $650 million of 2.50% notes that mature in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes that mature in 2043. $2.0 billion of the net proceeds from this offering were used to repay existing indebtedness under our $4 billion revolving credit facility which matures in 2020. We provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

During 2013, $398 million of the $650 million 2.50% notes were repaid.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of US$142 million. The Facility has been put in place to fund a substantial portion of the construction costs of the new CIL circuit at the process plant at the Bulyanhulu Project (“Project”). The Facility is collateralized by the Project, has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2014, the full value of the Facility has been drawn.

Debt Issue Costs

In 2013, a total of $30 million of debt issue costs arose from debt issued during the year.

BARRICK YEAR END 2014	149	NOTES TO FINANCIAL STATEMENTS

    Interest

	2014			2013
For the years ended December 31	Interest cost	Effective rate	[1]	Interest cost	Effective rate	[1]
1.75%/2.9%/4.4%/5.7% notes	$ 118	4.84%		$ 153	3.97%
3.85%/5.2% notes	89	4.44%		87	4.34%
5.80% notes	23	5.87%		40	5.58%
5.75%/6.35% notes	54	6.25%		60	6.11%
Other fixed rate notes	179	6.50%		202	6.53%
Project financing	47	5.09%		46	4.77%
Capital leases	13	3.51%		6	3.20%
Other debt obligations	46	5.97%		42	5.12%
Credit facility	-	-		2	0.88%
2012 Credit Facility	-	-		5	1.47%
2.5%/4.10%/5.75% notes	120	4.59%		85	4.30%
Acacia credit facility	4	2.80%		2	2.80%
Deposits on silver contracts (note 28)	57	8.32%		55	8.59%
Accretion	75			68
Other interest	1			11
Debt extinguishment fees	-			90
	$ 826			$ 954
Less: interest capitalized	(30)			(297)
	$ 796			$ 657

Cash interest paid	$ 736			$ 1,056
Amortization of debt issue costs	21			22
Gain on interest rate hedges	(2)			(1)
(Decrease) Increase in interest accruals	(4)			(281)
Accretion	75			68
Debt extinguishment fees	-			90
Interest cost	$ 826			$ 954
[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

    Scheduled Debt Repayments1

	2015	2016	2017	2018	2019	2020 and thereafter	Total
2.9%/4.4%/5.7% notes	$ -	$ 229	$ -	$ -	$ -	$ 2,200	$ 2,429
3.85%/5.2% notes	-	-	-	-	-	2,000	2,000
5.80% notes	-	-	-	-	-	400	400
5.75%/6.35% notes	-	264	-	-	-	600	864
Other fixed rate notes	-	-	-	500	750	1,500	2,750
Project financing	98	98	98	98	98	398	888
Other debt obligations	150	46	-	-	-	564	760
2.5%/4.10%/5.75% notes	-	-	-	252	-	2,350	2,602
Acacia credit facility	14	28	29	28	29	14	142
	$ 262	$ 665	$ 127	$ 878	$ 877	$ 10,026	$ 12,835
Minimum annual payments under capital leases	$ 71	$ 65	$ 62	$ 56	$ 42	$ 56	$ 352
[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.

BARRICK YEAR END 2014	150	NOTES TO FINANCIAL STATEMENTS

C	Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, silver and copper

¡ By-product credits	¡ Prices of silver, copper and gold

• Cost of sales

¡ Consumption of diesel fuel, propane, natural gas, and electricity	¡ Prices of diesel fuel, propane, natural gas, and electricity

¡ Non-US dollar expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, JPY, PGK, TZS, ZAR, and ZMW

• Corporate and operating segment administration, exploration and evaluation costs	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, GBP, JPY, PGK, TZS, ZAR and ZMW

• Capital expenditures

¡ Non-US dollar capital expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, GBP, PGK and ZAR

¡ Consumption of steel	¡ Price of steel

• Interest earned on cash and equivalents	• US dollar interest rates

• Interest paid on fixed-rate borrowings	• US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”. We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income. These derivatives are also considered to be “non-hedge derivatives”.

BARRICK YEAR END 2014	151	NOTES TO FINANCIAL STATEMENTS

  D Summary of Derivatives at December 31, 2014

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Non-Hedge	Fair value (USD)
US dollar interest rate contracts (US$ millions)
Total receive - float swap positions	$ 14	$ 57	$ 71	$ 142	$ 142	$ -	$ 1
Currency contracts
A$:US$ contracts (A$ millions)	377	85	-	462	429	33	(83)
C$:US$ contracts (C$ millions)	240	-	-	240	240	-	(6)
CLP:US$ contracts (CLP millions)	102,000	-	-	102,000	83,474	18,526	(7)
PGK:US$ contracts (PGK millions)	15	-	-	15	-	15	-
ZAR:US$ contracts (ZAR millions)	421	-	-	421	171	250	(1)
Commodity contracts
Copper collar sell contracts (millions of pounds)	4	-	-	4	-	4	3
Diesel contracts (thousands of barrels)[1]	2,855	4,731	1,080	8,666	-	8,666	(185)
[1]

Diesel commodity contracts represent a combination of WTI and BRENT. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

  Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2014	Fair Value as at Dec. 31, 2013	Balance Sheet Classification	Fair Value as at Dec. 31, 2014	Fair Value as at Dec. 31, 2013
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 2	$ 6	Other liabilities	$ 1	$ 1
Currency contracts	Other assets	-	-	Other liabilities	71	55
Commodity contracts	Other assets	-	7	Other liabilities	-	-
Total derivatives classified as hedging instruments		$ 2	$ 13		$ 72	$ 56
Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ -	$ 2	Other liabilities	$ -	$ -
Currency contracts	Other assets	4	12	Other liabilities	30	39
Commodity contracts	Other assets	3	20	Other liabilities	185	11
Total derivatives not designated as hedging instruments		$ 7	$ 34		$ 215	$ 50
Total derivatives		$ 9	$ 47		$ 287	$ 106

BARRICK YEAR END 2014	152	NOTES TO FINANCIAL STATEMENTS

As of December 31, 2014, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $1 million), two hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 74%. We have 22 counterparties with which we are in a net liability position, for a total net liability of $279 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

US Dollar Interest Rate Contracts

Fair value hedges

During the year, we closed out $400 million of pay-variable receive-fixed swap positions which were used to hedge the fair value of a portion of our long-term fixed-rate debt.

Cash flow hedges

At December 31, 2014, Acacia has $142 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the Financing agreement.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling C$170 million and CLP 21 billion have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges which matured within the year. In total, we have A$429 million, C$240 million, CLP 83 billion and ZAR 171 million designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next two years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we sold back and effectively closed out approximately C$149 million of our Canadian dollar option contracts as a loss mitigation strategy. We crystallized losses of approximately $1 million, which were recognized in the consolidated statement of income based on the original hedge contract maturity dates. At December 31, 2014, none of these losses remain crystallized in OCI.

During 2013, we sold back and effectively closed out approximately A$990 million of our Australian dollar forward contracts as a loss mitigation strategy. No cash settlement occurred and payments will net at maturity (2014-2016). Including Australian dollar contracts closed out in 2012, $23 million of losses remain crystalized in OCI at December 31, 2014.

During 2013, we also unwound approximately CLP 500 billion of our Chilean peso hedges. We realized net cash proceeds of approximately $50 million with $18 million being crystallized in OCI. Any unrealized change and realized gain/losses on ineffective amounts or time value have been recognized in the consolidated statement of income as gains on non-hedge derivatives. At December 31, 2014, none of the gains remain crystallized in OCI.

Non-hedge Derivatives

We concluded that CLP 19 billion of derivatives contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of operating and administrative expenses at various South American locations, including operating mines and projects. Also, ZAR 250 million represents an economic hedge of Acacia’s anticipated operating, capital and administrative spending at various locations in Africa. Although not qualifying as accounting hedges, the contracts provide protection against the variability of CLP and ZAR to the US dollar. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we did not write any currency options. As a result, there are no outstanding notional amounts to report at December 31, 2014.

BARRICK YEAR END 2014	153	NOTES TO FINANCIAL STATEMENTS

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Non-hedge Derivatives

During the year, we entered into 1,680 thousand barrels of WTI and 563 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis we have 8,566 thousand barrels of WTI and Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines. During the year, we wrote 100 thousand barrels of WTI put options with an outstanding notional of 100 thousand barrels at December 31, 2014.

Metals Contracts

Cash Flow Hedges

During 2013, we purchased 148 million pounds of copper collar contracts to designate as hedges against copper cathode sales at our Zaldívar mine for 2013. These contracts contained purchased put and sold call options with weighted average strike prices of $3.50/lb and $4.25/lb, respectively. During 2013, we also purchased 251 million pounds of copper collars for 2014 which matured evenly throughout 2014. These contracts contained purchased put and sold call options with weighted average strike prices of $3.00/lb and $3.75/lb respectively. At December 31, 2014 there are no remaining positions classified as cash flow hedges or economic hedges of our Zaldívar mine. Previously, these contracts were designated as cash flow hedges, with the effective portion of the hedge recognized in OCI and the ineffective portion, together with the changes in time value, recognized in non-hedge derivative gains (losses). Provided that the spot copper price remains within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the year, we recorded unrealized losses on our copper collars of $6 million to changes in time value. This was included in current period earnings as losses on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and time value of options, which are generally excluded, are recognized in the consolidated statement of income as gains on non-hedge derivatives.

During 2013, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $21 million remaining crystallized in OCI to be recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold sales. During the year, we wrote gold put and call options with an average outstanding notional of 34 thousand ounces. As a result of these activities, we recorded approximately $1 million in the consolidated statement of income as gains on non-hedge derivatives. There are no outstanding gold positions at December 31, 2014.

BARRICK YEAR END 2014	154	NOTES TO FINANCIAL STATEMENTS

  Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver[1]	Copper	Fuel	Operating costs	General and administrative costs	Capital expenditures	Long- term debt	Total
At January 1, 2013	$ 10	$ -	$ 7	$ 456	$ 25	$ 26	$ (31)	$ 493
Effective portion of change in fair value of hedging instruments	55	57	(2)	(140)	(16)	(12)	2	(56)

Transfers to earnings:

On recording hedged items in earnings/PP&E1	(1)	(57)	(9)	(268)	(11)	(14)	3	(357)
Hedge ineffectiveness due to changes in original forecasted transaction	(46)	-	-	5	-	-	-	(41)

At December 31, 2013	$ 18	$-	$ (4)	$ 53	$ (2)	$ -	$ (26)	$ 39
Effective portion of change in fair value of hedging instruments	-	2	-	(44)	3	-	(2)	(41)

Transfers to earnings:

On recording hedged items in earnings/PP&E1	-	(2)	4	(93)	(4)	-	3	(92)
Hedge ineffectiveness due to changes in original forecasted transaction	-	-	-	5	-	-	-	5
At December 31, 2014	$ 18	$-	$-	$ (79)	$ (3)	$ -	$ (25)	$ (89)

Hedge gains/losses classified within	Gold/Silver sales	Copper sales	Cost of sales	Cost of sales	General and administrative costs	Property, plant, and equipment	Interest expense	Total
Portion of hedge gain (loss) expected to affect 2015 earnings[2]	$ 13	$ -	$ -	$ (54)	$ (3)	$ -	$ (4)	$ (48)
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2014.

  Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2014	2013		2014	2013		2014	2013
Interest rate contracts	$(2)	$2	Finance income/finance costs	$(3)	$(3)	Gain (loss) on non-hedge derivatives	$ -	$ -
Foreign exchange contracts	(41)	(168)	General and administrative costs	97	293	Gain (loss) on non-hedge derivatives	(4)	(18)
Commodity contracts	2	110	Revenue/cost of sales	(2)	67	Gain (loss) on non-hedge derivatives	(6)	(7)
Total	$ (41)	$(56)		$92	$357		$ (10)	$(25)

  Fair Value Hedge Gains at December 31

Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		2014	2013
Interest rate contracts	Interest income/expense	$ 1	$ (2)

BARRICK YEAR END 2014	155	NOTES TO FINANCIAL STATEMENTS

  E Gains (Losses) on Non-hedge Derivatives

For the years ended December 31	2014	2013

Commodity contracts
Gold	$ 1	$ 1
Silver	-	104
Copper	3	(9)
Fuel	(181)	12
Currency contracts	(8)	(8)
Interest rate contracts	2	1
	$ (183)	$ 101

Gains (losses) attributable to silver option collar hedges[1]	$ -	$ (36)
Gains (losses) attributable to copper option collar hedges[1]	(6)	(17)
Gains (losses) attributable to currency option collar hedges[1]	1	(13)
Hedge ineffectiveness	(5)	41
	$ (10)	$ (25)
	$ (193)	$ 76
[1]	Represents unrealized gains (losses) attributable to changes in time value of the collars, which are excluded from the hedge effectiveness assessment.

  F Derivative Assets and Liabilities

	2014	2013
At January 1	$ (59)	$ 278
Derivatives cash (inflow) outflow
Operating activities	14	(71)
Financing activities	(9)	(4)
Early settlement of derivatives	-	(239)
Change in fair value of:
Non-hedge derivatives	(183)	101
Cash flow hedges:
Effective portion	(41)	(56)
Ineffective portion	5	(41)
Fair value hedges	-	(2)
Excluded from effectiveness changes	(5)	(25)
At December 31	$ (278)	$ (59)
Classification:
Other current assets	$ 7	$ 37
Other long-term assets	2	10
Other current liabilities	(158)	(31)
Other long-term obligations	(129)	(75)
	$ (278)	$ (59)

BARRICK YEAR END 2014	156	NOTES TO FINANCIAL STATEMENTS

25 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A Assets and Liabilities Measured at Fair Value on a Recurring Basis

  Fair Value Measurements

At December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,699	$ -	$ -	$ 2,699
Available-for-sale securities	35	-	-	35
Derivatives	-	(278)	-	(278)
Receivables from provisional copper and gold sales	-	184	-	184
	$ 2,734	$ (94)	$ -	$ 2,640

Fair Value Measurements
At December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,404	$ -	$ -	$ 2,404
Available-for-sale securities	120	-	-	120
Derivatives	-	(59)	-	(59)
Receivables from provisional copper and gold sales	-	246	-	246
	$ 2,524	$ 187	$ -	$ 2,711

BARRICK YEAR END 2014	157	NOTES TO FINANCIAL STATEMENTS

B Fair Values of Financial Assets and Liabilities

	At Dec. 31, 2014		At Dec. 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 385	$ 385	$ 167	$ 167
Available-for-sale securities[1]	35	35	120	120
Derivative assets	9	9	47	47
	$ 429	$ 429	$ 334	$ 334
Financial liabilities
Debt[2]	$ 13,081	$ 13,356	$ 13,080	$ 12,525
Derivative liabilities	287	287	106	106
Other liabilities	360	360	355	355
	$ 13,728	$ 14,003	$ 13,541	$ 12,986

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Property, plant and equipment[1]	$ -	$ -	$ 3,665	$ 3,665
Intangible assets[2]	-	-	2	2
Goodwill[3]	-	-	3,278	3,278

[1]	Property, plant and equipment were written down by $2,672 million which was included in earnings in this period, to their fair value less costs of disposal of $3,665 million.
[2]	Intangible assets were written down by $7 million which was included in earnings in this period, to their fair value less costs of disposal of $2 million.
[3]	Goodwill was written down by $1,409 million which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-

for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash

BARRICK YEAR END 2014	158	NOTES TO FINANCIAL STATEMENTS

flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment, Goodwill and Intangibles

The fair value of property, plant and equipment, goodwill and intangibles is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 20 for disclosure of inputs used to develop these measures.

26 > PROVISIONS

A Provisions

	As at Dec. 31, 2014	As at Dec. 31, 2013
Environmental rehabilitation (“PER”)	$ 2,375	$ 2,254
Post-retirement benefits	103	83
RSUs	15	11
Other	68	80
	$ 2,561	$ 2,428

B Environmental Rehabilitation

	2014	2013
At January 1	$ 2,359	$ 2,663
PERs divested during the year	(17)	(164)
PERs arising (decreasing) in the year	125	(145)
Impact of revisions to expected cash flows recorded in earnings	58	91
Settlements
Cash payments relating to continuing operations	(108)	(56)
Cash payments relating to discontinued operations	-	(1)
Settlement gains	(8)	(2)
Accretion	75	69
Assets held for sale	-	(96)
At December 31	$ 2,484	$ 2,359
Current portion (note 23)	(109)	(105)
	$ 2,375	$ 2,254

The eventual settlement of all PERs is expected to take place between 2015 and 2054.

The PER has increased from third quarter 2014 by $22 million primarily due to changes in cost estimates, partially offset by changes in discount rates. For the year ended December 31, 2014, our PER balance increased by $125 million as a result of various impacts at our mine sites including new requirements related to water treatment, expanded footprints of our operations and updated estimates for reclamation activities. A 1% increase in the discount rate would result in a decrease in PER by $323 million and a 1% decrease in the discount rate would result in an increase in PER by $295 million, while holding the other assumptions constant.

BARRICK YEAR END 2014	159	NOTES TO FINANCIAL STATEMENTS

27 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a)	Market risk, including commodity price risk, foreign currency and interest rate risk;
b)	Credit risk;
c)	Liquidity risk; and
d)	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate functions.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our copper production. At December 31, 2014, we have no open position on our copper production and as such all our 2015 copper production is subject to market prices.

Fuel

On average we consume approximately 5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Foreign Currency Risk

The functional and reporting currency for our gold and copper segments and Pascua-Lama is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and corporate administration costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, corporate administration costs and overall net earnings, when translated into US dollars. To mitigate these inherent risks and provide greater certainty over our costs, we have foreign currency hedges in place for some of our Australian and Canadian dollar exposures as well as a portion of our Chilean peso exposures. In 2013, the Company unwound approximately CLP 500 billion of our Chilean peso hedges and $990 million of our Australian dollar forward contracts. As a result, we now have greater exposure to fluctuations in the value of the Chilean pesos and Australian dollars compared to the US dollar.

BARRICK YEAR END 2014	160	NOTES TO FINANCIAL STATEMENTS

The following table shows gains (losses) associated with a 10% change in exchange rate of the Australian dollar:

Impact of a 10% change in exchange rate of Australian dollar

	Average Exchange Rate		Effect on Net Earnings		Effect on Equity
	2014	2013	2014	2013	2014	2013
10% strengthening	$ 0.90	$ 0.89	$ (33)	$ (91)	$ (33)	$ (91)
10% weakening	0.90	0.89	33	91	33	91

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1 billion at December 31, 2014).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 1% change in interest rate

	Effect on Net Earnings		Effect on Equity
	2014	2013	2014	2013
1% increase	$ 12	$ 6	$ 12	$ 6
1% decrease	(12)	(6)	(12)	(6)

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries1. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at Dec. 31, 2014	As at Dec. 31, 2013
Cash and equivalents	$ 2,699	$ 2,404
Accounts receivable	418	385
Net derivative assets by counterparty	1	19
	$ 3,118	$ 2,808

[1]	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in Note 24.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2014, our total debt was $13.1 billion (debt net of cash and equivalents was $10.4 billion) compared to total debt as at December 31, 2013 of $13.1 billion (debt net of cash and equivalents was $10.7 billion).

In 2013, we made a number of changes to our capital structure. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second

BARRICK YEAR END 2014	161	NOTES TO FINANCIAL STATEMENTS

quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. In fourth quarter 2013, we issued new equity for net proceeds of $2.9 billion, using $2.6 billion of those proceeds to redeem outstanding debt with near-term maturities. The $4.0 billion credit facility was fully undrawn at year end and the termination date has been extended by one year such that the facility now expires in January 2020.

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Since the beginning of 2013, we have also made divestments of non-core assets and assets that do not meet our investment criteria, such as the sale of our oil & gas business and certain of our Australian and North American assets for total cash proceeds of approximately $720 million. In July 2013, the Company’s Board of Directors authorized reducing the quarterly dividend to $0.05 per share as a further prudent step to improve liquidity (the declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board).

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at December 31, 2014) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $5.7 billion as at December 31, 2014).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR END 2014	162	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2014 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 2,699	$ -	$ -	$ -	$ 2,699
Accounts receivable	418	-	-	-	418
Derivative assets	7	1	1	-	9
Trade and other payables	1,653	-	-	-	1,653
Debt	333	919	1,853	10,082	13,187
Derivative liabilities	157	117	13	-	287
Other liabilities	67	112	46	135	360

As at December 31, 2013 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 2,404	$ -	$ -	$ -	$ 2,404
Accounts receivable	385	-	-	-	385
Derivative assets	34	7	5	1	47
Trade and other payables	2,165	-	-	-	2,165
Debt	179	1,002	1,068	10,958	13,207
Derivative liabilities	32	72	2	-	106
Other liabilities	111	145	41	58	355

BARRICK YEAR END 2014	163	NOTES TO FINANCIAL STATEMENTS

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk section of note 27.

28 > OTHER NON-CURRENT LIABILITIES

	As at Dec. 31, 2014	As at Dec. 31, 2013
Deposit on silver sale agreement	$668	$646
Derivative liabilities (note 24f)	129	75
Deferred revenue	85	6
Provision for supply contract restructuring costs	8	13
Provision for offsite remediation	56	62
Other	166	174
	$ 1,112	$ 976

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to sell the amount equal to 25% of the life of mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines (“South American mines”) until the end of 2013. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

We had provided Silver Wheaton with a completion guarantee, requiring us to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton would be entitled to the silver production from the South American mines to the extent of any production shortfall at Pascua Lama, until we satisfy the completion guarantee. Per the terms of the original silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event.

In December 2014, Silver Wheaton agreed to extend the completion date for Pascua-Lama to June 30, 2020 and will continue to receive silver production from the South American mines until March 31, 2018. At December 31, 2014, the cash obligation was $341 million.

29 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $78 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $6,174 million as at December 31, 2014.

BARRICK YEAR END 2014	164	NOTES TO FINANCIAL STATEMENTS

Sources of Deferred Income Tax Assets and Liabilities

	As at Dec. 31, 2014	As at Dec. 31, 2013
Deferred tax assets
Tax loss carry forwards	$ 369	$ 251
Alternative minimum tax (“AMT”) credits	11	9
Environmental rehabilitation	586	603
Property, plant and equipment	81	4
Post-retirement benefit obligations and other employee benefits	73	43
Accrued interest payable	51	33
Derivative instruments	32	10
Other	55	65

	$ 1,258	$ 1,018
Deferred tax liabilities
Property, plant and equipment	(2,216)	(2,367)
Inventory	(404)	(408)

	$ (1,362)	$ (1,757)

Classification:

Non-current assets	$ 674	$ 501
Non-current liabilities	(2,036)	(2,258)

	$ (1,362)	$ (1,757)

The deferred tax asset of $674 million includes $665 million expected to be realized in more than one year. The deferred tax liability of $2,036 million includes $1,978 million expected to be realized in more than one year.

Expiry Dates of Tax Losses and AMT Credits

	2015	2016	2017	2018	2019+	No expiry date	Total
Non-capital tax losses[1]
Canada	$4	$2	$1	$-	$1,533	$-	$1,540
Dominican
Republic	-	-	-	-	-	94	94
Barbados	-	627	148	4,751	1,271	-	6,797
Chile	-	-	-	-	-	268	268
Tanzania	-	-	-	-	-	149	149
Zambia	-	-	261	-	384	-	645
Other	-	9	5	7	-	508	529

	$4	$638	$415	$4,758	$3,188	$1,019	$10,022

AMT credits[2]						$103	$103

[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2014.
[2]	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

The non-capital tax losses include $8,588 million of losses which are not recognized in deferred tax assets. Of these, $4 million expire in 2015, $629 million expire in 2016, $410 million expire in 2017, $4,751 million expire in 2018, $1,878 million expire in 2019 or later, and $916 million have no expiry date.

The AMT credits include $92 million which are not recognized in deferred tax assets.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $505 million (December 31, 2013 – $322 million) has been recorded in Canada. This deferred tax asset primarily arose from derivative realized losses, finance costs, and general and administrative expenses. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset.

BARRICK YEAR END 2014	165	NOTES TO FINANCIAL STATEMENTS

Deferred Tax Assets Not Recognized

	As at December 31, 2014	As at December 31, 2013

Australia and Papua New Guinea	$ 367	$ 456
Canada	371	139
US	93	50
Chile	776	471
Argentina	823	928
Barbados	68	71
Tanzania	92	107
Zambia	-	43
Saudi Arabia	67	17

	$ 2,657	$ 2,282

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $348 million (2013: $334 million), capital loss carry forwards with no expiry date of $518 million (2013: $200 million), US AMT credits of $92 million (2013: $48 million) and other deductible temporary differences with no expiry date of $1,699 million(2013: $1,700 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2014	2013
Temporary differences
Property, plant and equipment	$ 228	$ 938
Environmental rehabilitation	(17)	(121)
Tax loss carry forwards	118	(179)
AMT credits	2	(35)
Inventory	4	(169)
Derivatives	22	45
Other	38	(5)

	$ 395	$ 474

Intraperiod allocation to:
Loss from continuing operations before income taxes	$ 380	$ 471
Loss from discontinued operations	-	13
Barrick Energy disposition	-	(91)
OCI	15	56
Issuance of share capital	-	24
Other	-	1

	$ 395	$ 474

Income Tax Related Contingent Liabilities
	2014	2013
At January 1	$ 51	$ 64
Additions based on tax positions related to the current year	1	1
Reductions for tax positions of prior years	(3)	(2)
Reduction related to discontinued operations	-	(12)

At December 31 [1]	$ 49	$ 51

1If reversed, the total amount of $49 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $1 million to $2 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $46 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination
Canada	2011-2014
United States	2014
Dominican Republic	2011-2014
Peru	2009,2011-2014
Chile	2011-2014
Argentina	2007-2014
Australia	2010-2014
Papua New Guinea	2004-2014
Saudi Arabia	2007-2014
Tanzania	All years open
Zambia	2010-2014

BARRICK YEAR END 2014	166	NOTES TO FINANCIAL STATEMENTS

30 > CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,164,669,608 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 First preferred shares (issued nil); the second series is designated as the “First Preference Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Shares, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil). Our common shares have no par value.

Common Stock offering

On November 14, 2013, we issued 163.5 million shares of Barrick at a price of $18.35, for net proceeds of $2,910 million.

Dividends

In 2014, we declared and paid dividends in US dollars totaling $0.20 per share, $232 million (2013: $0.50 per share, $508 million).

31 > NON-CONTROLLING INTERESTS

A) NON-CONTROLLING INTERESTS CONTINUITY

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total

NCI in subsidiary at December 31, 2014	40%	36.1%	25%	Various

At January 1, 2013	$ 1,405	$ 747	$ 512	$ -	$ 2,664
Share of loss	(21)	(211)	(5)	-	(237)
Cash contributed	48	-	7	-	55
Decrease of non-controlling interest	-	(14)	-	-	(14)

At December 31, 2013	$ 1,432	$ 522	$ 514	$ -	$ 2,468
Share of income (loss)	89	62	(199)	(4)	(52)
Cash contributed	-	-	4	25	29
Increase (decrease) in non-controlling interest[1]	-	174	-	(4)	170

At December 31, 2014	$ 1,521	$ 758	$ 319	$ 17	$ 2,615

1 Primarily represents the increase in non-controlling interests as a result of divestment of 10% of issued ordinary share capital of Acacia (see note 4c).

BARRICK YEAR END 2014	167	NOTES TO FINANCIAL STATEMENTS

B) SUMMARIZED FINANCIAL INFORMATION ON SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Summarized Balance Sheets

	Pueblo Viejo		Acacia		Cerro Casale

	As at Dec. 31, 2014	As at Dec. 31, 2013	As at Dec. 31, 2014	As at Dec. 31, 2013	As at Dec. 31, 2014	As at Dec. 31, 2013

Current assets	$ 771	$ 473	$ 672	$ 675	$ 5	$ 5
Non-current assets	5,209	5,252	1,810	1,655	561	2,040

Total assets	$ 5,980	$ 5,725	$ 2,482	$ 2,330	$ 566	$ 2,045

Current liabilities	1,338	1,487	214	152	40	36
Non-current liabilities	1,175	744	365	322	42	526

	$ 2,513	$ 2,231	$ 579	$ 474	$ 82	$ 562

Summarized Statements of Income
	Pueblo Viejo		Acacia		Cerro Casale

For the years ended December 31	2014	2013	2014	2013	2014	2013

Revenue	$1,552	$995	$923	$937	$-	$-
Income (loss) from continuing operations after tax	311	199	79	(1,022)	(1,018)	(20)
Other comprehensive income (loss)	-	-	(1)	2	-	-

Total comprehensive income (loss)	$311	$199	$78	$(1,020)	$(1,018)	$(20)

Dividends paid to NCI	$-	$-	$5	$14	$-	$-

Summarized Statements of Cash Flows

	Pueblo Viejo		Acacia		Cerro Casale

For the years ended December 31	2014	2013	2014	2013	2014	2013

Net cash provided by (used in) operating activities	$533	$190	$286	$172	$(2)	$11
Net cash used in investing activities	(184)	(259)	(255)	(375)	(1)	(21)
Net cash provided by (used in) financing activities	(101)	96	(19)	84	4	8

Net increase (decrease) in cash and cash equivalents	$248	$27	$12	$(119)	$1	$(2)

Under the terms of Pueblo Viejo’s project financing agreement described in note 24b, Pueblo Viejo Dominicana Corporation is prohibited from making cash payments to Barrick and Goldcorp in the form of dividends or certain shareholder loan interest and principal payments until Pueblo Viejo achieves specified requirements, including requirements relating to operational, social, and environmental matters.

The project financing agreement contains covenants which limit certain activities by Pueblo Viejo Dominicana, including Pueblo Viejo’s ability to sell assets and incur debt. Furthermore, Pueblo Viejo’s material tangible and intangible assets, including the proceeds from metal sales, are segregated and pledged for the benefit of the project lenders, thus restricting our access to those assets and our ability to use those assets to settle our liabilities to third parties.

BARRICK YEAR END 2014	168	NOTES TO FINANCIAL STATEMENTS

32 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the Executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2014	2013

Salaries and short-term employee benefits[1]	$ 20	$ 22
Post-employment benefits[2]	2	3
Termination Benefits	11	7
Share-based payments and other[3]	6	13

	$ 39	$ 45

1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.

2 Represents company contributions to retirement savings plans.

3 Relates to stock option, RSU, and PRSU grants and other compensation.

33 > STOCK-BASED COMPENSATION

A Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2014, 5.4 million (2013: 6.5 million) common shares were available for granting options.

Compensation recovery for stock options was $5 million in 2014 (2013: $8 million), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2014 by $nil per share (2013: $0.01 per share).

Total intrinsic value relating to options exercised in 2014 was $nil million (2013: $nil million).

    Employee Stock Option Activity (Number of Shares in Millions)

	2014		2013

	Shares	Average Price	Shares	Average Price

C$ options
At January 1	0.1	$ 19	0.6	$ 28
Granted	0.1	20	0.1	18
Exercised	-	-	-	-
Cancelled/expired	-	-	(0.6)	28

At December 31	0.2	$19	0.1	$ 19

US$ options
At January 1	6.4	$ 41	6.3	$ 42
Granted	-	-	1.1	32
Exercised	-	-	-	-
Forfeited	(0.3)	42	(0.5)	32
Cancelled/expired	(0.9)	41	(0.5)	42

At December 31	5.2	$ 41	6.4	$ 41

BARRICK YEAR END 2014	169	NOTES TO FINANCIAL STATEMENTS

    Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)

C$ options
$ 18 - $ 21	0.2	$ 19	6.1	$ (1)	-	-	$ -

	0.2	$ 19	6.1	$ (1)	-	-	$ -

US$ options
$ 20 - $ 27	0.4	$ 26	0.8	$ (6)	0.4	26	$(6)
$ 28 - $ 41	1.8	34	3.9	(42)	0.9	36	(23)
$ 42 - $ 55	3.0	47	2.5	(111)	2.6	47	(95)

	5.2	$ 41	2.8	$ (159)	3.9	$ 42	$ (124)

1 Based on the closing market share price on December 31, 2014 of C $12.52 and US $10.75.

Option Information

(per share and per option amounts in dollars)	Dec. 31, 2014	Dec. 31, 2013

Valuation assumptions	Lattice[1,2]	Lattice[1,2]
Expected term (years)	5.5	5.5
Expected volatility[2]	30%-35%	30%-35%
Expected dividend yield	2.02%	2.02%
Risk-free interest rate[2]	0.10%-1.91%	0.10%-1.91%

Options granted (in millions)	0.1	1.2
Weighted average fair value per option	$ 5	$ 7

[1]	Different assumptions were used for the multiple stock option grants during the year.
[2]	The volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2014, there was $3 million (2013: $8 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 1 year (2013: 1 year).

B  Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half-year to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2014, the weighted average remaining contractual life of RSUs was 1.46 years (2013: 1.17 years).

Compensation expense for RSUs was an $8 million credit to earnings in 2014 (2013: $1 million reversal) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to

BARRICK YEAR END 2014	170	NOTES TO FINANCIAL STATEMENTS

reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

    DSU and RSU Activity

	DSUs (thousands)	Fair value ($ millions)	RSUs (thousands)	Fair value ($ millions)

At January 1, 2013	207	$ 7.0	2,489	$ 54.1
Settled for cash	(72)	(1.2)	(803)	(19.2)
Forfeited	-	-	(764)	(15.8)
Granted	66	1.3	1,847	58.7
Credits for dividends	-	-	81	1.8
Change in value	-	(2.4)	-	(49.8)

At December 31, 2013	201	$ 4.7	2,850	$ 29.8
Settled for cash	(53)	(0.6)	(992)	(17.2)
Forfeited	-	-	(629)	(11.5)
Granted	113	1.6	2,327	42.9
Credits for dividends	-	-	49	0.7
Change in value	-	(2.9)	-	(14.6)

At December 31, 2014	261	$ 2.8	3,605	$ 30.1

C  Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. At December 31, 2014, 1,675 thousand units were outstanding (2013: 598 thousand units).

D  Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2014, no units had been granted.

E  Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2014, Barrick contributed and expensed $0.6 million to this plan (2013: $0.8 million).

34 > POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2014	2013

Balance sheet obligations for:
Defined pension benefits	$ 96	$ 77
Other post-retirement benefits	7	6

Liability in the balance sheet	$ 103	$ 83

Income statement charge included income statement for:
Defined pension benefits	$ 3	$ 3
Other post-retirement benefits	-	-

	$3	$ 3

Measurements for:
Defined pension benefits	$ (29)	$ 36
Other post-retirement benefits	(1)	1

	$ (30)	$ 37

BARRICK YEAR END 2014	171	NOTES TO FINANCIAL STATEMENTS

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2014	2013

Present value of funded obligations	$241	$216
Fair value of plan assets	(218)	(216)

Deficit of funded plans	$23	$-
Present value of unfunded obligations	73	72

Total deficit of defined benefit pension plans	$96	$72
Impact of minimum funding requirement/asset ceiling	-	5

Liability in the balance sheet	$96	$77

A  Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans – overseeing all aspects of the plans including investment decisions and contribution schedules – lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

	Present value of obligation	Fair value of plan assets	Total	Impact of minimum funding requirement/asset ceiling	Total

At January 1, 2013	$ 328	$ (207)	$ 121	$ -	$ 121
Current service cost	1	-	1	-	1
Interest expense (income)	11	(9)	2	-	2

	$ 340	$ (216)	$ 124	$ -	$ 124
Remeasurements:
Loss from demographic assumptions	6	-	6	-	6
Gain from financial assumptions	(25)	-	(25)	-	(25)
Experience gains	(5)	(17)	(22)	-	(22)
Change in asset ceiling	-	-	-	5	5

	$ (24)	$ (17)	$ (41)	$ 5	$ (36)
Exchange differences	(4)	1	(3)	-	(3)
Contributions - employers	-	(8)	(8)	-	(8)
Benefit payments	(24)	24	-	-	-

At December 31, 2013	$ 288	$ (216)	$ 72	$ 5	$ 77
Interest expense (income)	12	(9)	3	-	3

	$ 300	$ (225)	$ 75	$ 5	$ 80
Remeasurements:
Loss from demographic assumptions	25	-	25	-	25
Loss from financial assumptions	24	-	24	-	24
Experience gains	(4)	(11)	(15)	-	(15)
Change in asset ceiling	-	-	-	(5)	(5)

	$ 45	$ (11)	$ 34	$ (5)	$ 29
Exchange differences	(5)	1	(4)	-	(4)
Contributions - employers	-	(8)	(8)	-	(8)
Benefit payments	(21)	21	-	-	-
Settlements	(5)	4	(1)	-	(1)

At December 31, 2014	$ 314	$ (218)	$ 96	$ -	$ 96

BARRICK YEAR END 2014	172	NOTES TO FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2014	Other Post-Retirement Benefits 2014	Pension Plans 2013	Other Post-Retirement Benefits 2013
Discount rate	1.95 - 4.05%	3.40 - 3.55%	2.15 - 4.90%	3.90 - 4.10%

The sensitivity of the defined benefit obligation to changes in assumptions is set out below. The effects on each plan of a change in an assumption are weighted proportionately to the total plan obligations to determine the total impact for each assumption presented.

Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	Decrease by 5.3%	Increase by 5.8%

		Increase by 1 year in assumption	Decrease by 1 year in assumption
Life expectancy		Increase by 4.2%	Decrease by 4.1%

B Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded.

The movement in the defined benefit liability over the year is as follows:

	Present value of obligation	Fair value of plan assets	Total
At January 1, 2013	$ 8	$ -	$ 8
Remeasurements:
Experience gains	(1)	-	(1)
	$ (1)	$ -	$ (1)
Contributions - employers	-	(1)	(1)
Benefit payments	(1)	1	-
Settlements	-	-	-
At December 31, 2013	$ 6	$ -	$ 6
Remeasurements:
Loss from demographic assumptions	1	-	1
	$ 1	$ -	$ 1
Contributions - employers	-	(1)	(1)
Benefit payments	-	1	1
At December 31, 2014	$ 7	$ -	$ 7

The sensitivity of the defined benefit obligation to changes in assumptions is set out below. The effects on each plan of a change in an assumption are weighted proportionately to the total plan obligations to determine the total impact for each assumption presented.

BARRICK YEAR END 2014	173	NOTES TO FINANCIAL STATEMENTS

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	Decrease by 3.7%	Increase by 4.0%
Healthcare cost increase	1%	Increase by 8.6%	Decrease by 7.7%

		Increase by 1 year in assumption	Decrease by 1 year in assumption
Life expectancy		Increase by 9.1%	Decrease by 8.3%

Plan assets, which are funding the Company’s defined pension plans are comprised as follows:

	2014		2013
As at December 31	in %	Total	in %	Total
Composition of plan assets[1]
Cash	3%	$ 7	-	$ -
Equity instruments	48%	104	53%	116
Fixed income securities	49%	107	47%	100
	100%	$ 218	100%	$ 216

1 Holdings in equity and fixed income securities consist of Level 1 and Level 2 assets within the fair value hierarchy.

Through the defined benefit pension plans and other post-retirement benefit plans, we are exposed to a number of risks, most significant of which are detailed below:

Asset Volatility

The plan liabilities are calculated using discount rates that were developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-quality (Moody’s Aa) US corporate bonds. If plan assets underperform this yield, this will create a deficit. Our plans hold a significant proportion of equities, which contribute certain degree of risk and volatility.

As the plans mature, we intend to reduce the level of investment risk by investing more in assets that better match the liabilities. However, we believe that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate component of our long-term strategy to manage the plans efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this be would likely be partially offset by an increase in the value of the plan’s bond holdings.

Inflation risk

Most of the plans’ obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The majority of the plan’s assets are either unaffected by (fixed interest bonds) or loosely correlated with (equities)

inflation, meaning that an increase in inflation will also increase the deficit.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in the life expectancy will result in an increase in the plans’ liabilities.

Each sensitivity analysis disclosed in this note is based on changing one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to variations in significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the project unit credit method at the end of the reporting period) has been applied as for calculating the liability recognized in the balance sheet.

In case of the funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension plans. Within this framework, the Company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The Company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligations. The Company has not changed the processes used to manage its risks from previous periods. The

BARRICK YEAR END 2014	174	NOTES TO FINANCIAL STATEMENTS

Company does not currently use derivatives to manage its risk. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. All of the assets in 2014 consist of equities and fixed income securities. The Company believes that equities offer the best returns over the long term with an acceptable level of risk. The majority of equities are in a globally diversified portfolio of international blue chip entities. The plans are not exposed to significant foreign currency risk.

The Company has pension plans (mostly in the US) at December 31, 2014. The expected contribution to post-employment benefit plans for the year ending December 31, 2014 is $6 million (2013: $8 million).

The weighted average duration of the defined benefit obligation is 11 years (2013: 10 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	$ 21	$ 21	$ 61	$ 381	$ 484
Other post-retirementbenefits	1	1	1	6	9
At December 31, 2013	$ 22	$ 22	$ 62	$ 387	$ 493
Pension benefits	20	20	60	421	521
Other post-retirementbenefits	1	1	2	5	9
At December 31, 2014	$ 21	$ 21	$ 62	$ 426	$ 530

C Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $42 million in 2014 (2013: $64 million).

35 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

A) Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

U.S. Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in the securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “Court”), on behalf of anyone who purchased the common stock of the Company between May 7, 2009, and November 1, 2013. The Complaint asserts claims against the Company and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleges that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures. The Complaint seeks an unspecified amount of damages.

The Complaint largely tracks the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

The Court held oral arguments on Defendants’ motion to dismiss on September 5, 2014. A decision of the Court is pending. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Proposed Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The allegations in each of the eight Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “U.S. Shareholder Class Action” above). Of the eight proposed class actions, three of the Ontario claims, both of the Alberta claims, the Quebec claim and the Saskatchewan claim have been formally served on the Company.

BARRICK YEAR END 2014	175	NOTES TO FINANCIAL STATEMENTS

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15, 2014 and April 17, 2014, respectively, and served on May 20, 2014 and July 29, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim are largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi are also named as defendants in the two actions. Both actions purport to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions seek $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure.

The second Ontario action was commenced by Notice of Action on April 24, 2014, and the Statement of Claim was served on May 27, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purports to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflects the addition of a law firm that previously acted as counsel in the third Ontario action referred to below.

The third Ontario action was commenced by Notice of Action on April 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of anyone who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. This action has not been served and will not be pursued as counsel has joined the second Ontario action noted above.

The Quebec action was commenced and served on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced by Statement of Claim on May 23, 2014, and served on June 6, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to

November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014, and served on May 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada. The action seeks $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which is acting as counsel in the first Ontario action referred to above. The Amended Statement of Claim was served on October 22, 2014.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups will take the lead in the Ontario litigation. On December 10, 2014, the court issued a decision in favor of the counsel group that commenced the first and fourth Ontario actions, which will be consolidated in a single action. The losing counsel group has sought and obtained leave to appeal. The appeal is scheduled to be heard in March 2015.

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanction

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a Resolution (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of

BARRICK YEAR END 2014	176	NOTES TO FINANCIAL STATEMENTS

reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Resolution. These studies indicate that an increase in the capacity of the water management system may be required above the volume approved in the Project’s Chilean environmental approval. An increase in the capacity of the system may require a new environmental approval and the construction of additional water management facilities, which could impact the schedule and estimated budget for completion of water management activities in Chile to the satisfaction of the authorities.

In June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, the SMA will now re-evaluate the Resolution in accordance with the Environmental Court Decision. A new resolution from the SMA in this matter is pending. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome or, in particular, the potential financial impact in the event that more severe sanctions are imposed.

Pascua-Lama – Environmental Damage Claim

In June 2013, a group of local farmers filed an environmental damage claim against CMN in the Environmental Court, alleging that CMN has damaged glaciers located in the Project area. The plaintiffs are seeking a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Project in Chile. CMN presented its defense on October 9, 2013. A settlement and evidentiary hearing took place on January 8, 2014. Having failed to reach a settlement during that hearing, the parties proceeded to present documentary evidence and witness testimony to the Environmental Court. A final hearing was held in this matter on December 3, 2014, and a decision of the Environmental Court is pending. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On January 27, 2015, the Trial Court granted PVDC’s motion to suspend the action pending receipt of the litigation file from the Administrative Court. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses.

BARRICK YEAR END 2014	177	NOTES TO FINANCIAL STATEMENTS

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada (the “Court”). The complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province appealed the Court’s dismissal order to the Nevada Supreme Court. Oral arguments were held on February 3, 2015, and a decision of the Court is pending. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified

BARRICK YEAR END 2014	178	NOTES TO FINANCIAL STATEMENTS

return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

b) Other contingencies

Jabal Sayid

After the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and in January 2013 required related companies to cease exploration activities, citing noncompliance with the law and the exploration licenses related to the ownership changes.

On December 3, 2014, the Company announced that it formed a joint venture with Saudi Arabian Mining Company (Ma’aden) to operate the Jabal Sayid project. The

Company and Ma’aden own equal shares in a new joint venture company established to hold the Jabal Sayid assets free of the restrictions that had been placed on Bariq Mining Ltd., the former owner. The arrangement was approved by the DMMR, and the matter is now closed.

Cerro Casale

One of the environmental permits related to the open pit and water management system at the Company’s 75 percent-owned Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required the Company to begin construction of the project by January 26, 2015. Construction did not begin by that date, and the environmental permit is therefore subject to cancellation. However, the Company is seeking relief from the Regulation under a procedure established by the Chilean environmental authority. If the Company does not obtain the requested relief then it will evaluate a potential legal challenge to the Regulation. Permits required for the majority of the project’s proposed operations have been obtained under a new environmental approval not subject to the January 26, 2015 construction deadline.

Although it is not subject to the January 26, 2015 construction deadline, the new environmental approval mentioned above is currently being challenged by local and indigenous community members in an administrative proceeding before the Chilean environmental authority for, among other claims, alleged deficiencies in water quality baseline information and the indigenous consultation process. An unfavorable outcome in this proceeding could result in cancellation of, or changes to, the new environmental permit.

Cerro Casale had a carrying value on a 100 percent basis of $500 million as at December 31, 2014, reflecting an impairment loss that was recorded on the project in the fourth quarter of 2014 (see note 20). Cancellation of either of the two environmental permits could result in a further impairment charge against the carrying value of the asset.

BARRICK YEAR END 2014	179	NOTES TO FINANCIAL STATEMENTS

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CST Trust Company
Brookfield Place, TD Canada Trust Tower	P.O. Box 700, Postal Station B
Suite 3700	Montreal, Quebec, Canada H3B 3K3
161 Bay Street, P.O. Box 212	or
Toronto, Canada M5J 2S1	American Stock Transfer & Trust Company, LLC
Tel: (416) 861-9911 Fax: (416) 861-0727	6201 – 15 Avenue
Toll-free throughout North America: 1-800-720-7415	Brooklyn, NY 11219
Email: investor@barrick.com	Tel: 1-800-387-0825
Website: www.barrick.com	Toll-free throughout North America
Fax: 1-888-249-6189
SHARES LISTED	Email: inquiries@canstockta.com
ABX – The New York Stock Exchange	Website: www.canstockta.com
The Toronto Stock Exchange

INVESTOR CONTACT	MEDIA CONTACT
Amy Schwalm	Andy Lloyd
Vice President,	Vice President,
Investor Relations	Communications
Tel: (416) 307-7422	Tel: (416) 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Fourth Quarter and Year-End Report 2014, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Zambia and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Fourth Quarter and Year-End Report 2014 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.